CONFIDENTIAL TREATMENT REQUESTED BY TRUETT-HURST, INC.
This draft registration statement has not been filed publicly with the
Securities and Exchange Commission and all contained herein remains confidential

As filed confidentially to the Securities and Exchange Commission on January 9, 2013
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________
Truett-Hurst, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2080	46-1561499
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5610 Dry Creek Road Healdsburg, CA 95448 (707) 433-9545 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Phillip L. Hurst
President and Chief Executive Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448
(707) 433-9545

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Anna T. Pinedo, Esq. James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 Tel: (212) 468-8000	[Underwriter Counsel]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462© under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

_____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	[ • ]	$25,000,000
(1)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of Class A common stock that may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 9, 2013.

Truett-Hurst, Inc. Shares of Class A Common Stock
This is our initial public offering and no public market currently exists for our shares. We are selling                shares of our Class A common stock. We expect that the initial public offering price will be between $       and $       per share.  Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in Truett-Hurst, Inc. and have 33.3% of the voting power of Truett-Hurst, Inc.  The holders of our Class B common stock will have the remaining 66.7% of the voting power of Truett-Hurst, Inc.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. A more detailed description of this process is included in “Underwriting” beginning on page 99.

THE OFFERING	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Truett-Hurst	$	$
We have granted the underwriters an option for a period of 30 days to purchase up to               additional shares of Class A common stock solely to cover over-allotments, if any. The underwriters expect to deliver the shares of Class A common stock on                , 2013.

Proposed Symbol: THST

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2013.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business and financial condition may have changed since that date.

Neither we nor any of the underwriters have done anything that would permit a public offering of the shares of our Class A common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

i

Unless the context suggests otherwise, references in this prospectus to "Truett-Hurst," the "Company," "we," "us" and "our" refer (1) prior to the consummation of the offering transactions described under "History and Formation Transactions—Organizational Structure," to H.D.D. LLC and its consolidated subsidiaries and (2) after the offering transactions described under "History and Formation Transactions—Organizational Structure," to Truett-Hurst, Inc. and its consolidated subsidiaries. We refer to the owners of membership interests in H.D.D. LLC prior to the offering transactions, collectively, as our "existing owners."

ii

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus, and is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this prospectus.  Because this is only a summary, it does not contain all of the information that may be important to you.  Before investing in our Class A common stock, you should read this entire prospectus, including the information set forth under the heading “Risk Factors” and the financial statements and the notes thereto.

Truett-Hurst is an innovative and fast-growing Super-premium and Ultra-premium wine company based in the acclaimed Dry Creek and Russian River Valleys of Sonoma County, California.  The core of our business is a combination of direct to consumer sales, traditional brand sales and “custom label” partnerships with major retailers, such as Trader Joe’s and Safeway.  We work closely with our retail partners to develop tailored brands to be sold to the discovery-oriented wine consumer.  We offer a top quality product at a reasonable price, a result of our competitive grape sourcing, high quality wine making and world-class packaging and label design.  Our “custom label” model allows us to own the brands that we create, which we believe differentiates us from the traditional private label model, and allows us to potentially expand the brands into the broad market, further building brand equity.  Our retail partners value their relationships with us because they collaborate in the development of the products and ultimately benefit from the higher margins that we offer them.   We believe that we have attracted these partners as a result of our rapid brand development cycles, our ability to quickly adjust to market demand and because we can bypass many traditional distribution layers to offer higher margin products for our partners’ key target customers.

We have experienced rapid sales growth in the last few years.  Nielsen estimates that 22% of consumer products sold by food and drug retailers in the United States are private label.  However, in the U.S. wine sector, only 3% of sales are made through private labels.  Other more mature wine markets, such as the U.K. and Australia, have much higher penetration of private label wine sales (19% and 16%, respectively).  Given the $33 billion market for wine sales in the United States, the private label business represents a market opportunity of many billions of dollars.

The United States wine industry today is dominated by a few producers who make up the vast majority of sales: The top four wine producers in the United States control approximately 75% of unit shipment.   Our business approach seeks to disrupt this oligopoly by providing high quality wine at a reasonable cost, in part by avoiding an expensive and competitive distribution system.  Likewise, our large chain partners have turned to private label and custom label as a way to gain margin, customer loyalty and differentiation that allows them to compete with powerful producers and suppliers for this growing market.

In addition to our focus on our custom label business model, we also have business operations in the direct to consumer and traditional three-tier distribution channels.  Our direct to consumer channel consists of sales through our tasting rooms and wine clubs, which serve as strong tools for increasing brand visibility and loyalty, and through our ownership interest in The Wine Spies, LLC (“The Wine Spies”), an internet wine retailer specializing in short-lived “flash” sales.  Our more traditional three-tier distribution business consists of sales of our wine under four fully owned labels, Truett-Hurst, VML, Healdsburg Ranches and Bradford Mountain through a variety of distributor channels.

Market Opportunity

A combination of fundamental market changes in the United States created an opportunity for us, including:

•
Steady growth in U.S. wine market:  The U.S. wine market has grown at an average annual rate of 5% over the past decade and is now the largest in the world (although per capita consumption remains relatively low).  In the recent past, growth in wine sales has been focused in domestic brands; from 2007 to 2011, wine imports have only grown by 1.6% per year. According to the 2011 Gomberg-Fredrikson & Associates Annual Wine Industry Review for the 12 months ended December 2011, two of the three fastest growing price points are the $7-$14 (“Super-premium”) and over-$14 (“Ultra-premium”) segments.  We have focused on the higher end of the Super-premium segment and also have a significant presence in the Ultra-premium segment, which together account for 66% of winery sales revenue for fiscal 2011.

•
Market ripe for disruption:  Food retailers account for roughly 65% of wine sales, with a high concentration of share among only a handful of major wine producers and distributors.  The top four wine producers in the United States control approximately 75% of unit shipments.  In order to compete with powerful producers and suppliers for this growing profit pool, food and grocery retailers have turned to private label programs as a way of gaining margin, customer loyalty, category growth and differentiation.

•
Retailer focus on innovation: Increased market competition has heightened for retailers the emphasis on consumer traffic to grow same store sales year over year.  In order to create excitement in their stores, major global retail chains and top wine retailers in the United States have made wine and packaging innovations, including “earth-friendly” elements, a key strategic initiative for 2013 and beyond.   Our core values are aligned with our retail partners’ initiatives and consumer consciousness as we strive to make our products in a way that minimizes waste and fossil fuel usage and increases recyclability.

•
Private label model remains in its infancy:  Nielsen estimates that, in the United States, only 3% of wines by dollar value were sold through private labels in the year to date, as of August 2010, which was a 20% increase compared to the prior year.  Other mature wine markets have experienced considerably higher penetration; for example, private label wine sales make up 19% and 16% in the U.K. and Australia, respectively. The U.S. market appears poised for growth in this segment.

•
Declining brand loyalty:  Along with robust growth, the U.S. wine market has also witnessed a proliferation of new brands.  In 2010 alone, the United States approved 120,000 new wine labels. Consumers have shown an increasing appetite to sample new labels and varietals, which can be promoted cost-effectively on an in-store basis.  For example, relatively new brands like Cupcake, Menage a Trois and Gallo’s Apothic grew by 55%, 18% and 258%, respectively, in 2011.  Food retailers are well-positioned to manage this promotion as they control the shelf space and brand positioning in their stores.  In an ever more crowded market, this advantage has become increasingly valuable.

•
Double-digit growth of internet retailing: Small but rapidly growing, the internet segment grew by 11.6% in 2011, totaling 2.7 million cases.  Growth in the internet segment continues to outpace brick and mortar retailer sales and we believe it is poised to surpass winery direct sales.

•
“Premiumization” of the market: Following years of explosive growth in the late 1980s and early 1990s, the U.S. market experienced a supply glut which resulted in severe pricing pressure from so-called “value brands.”  Due to significant consumption growth of California wines and the reduction of imported wines, as well as exchange rates and taste preference changes, this trend has reversed in the current cycle, with the Super-premium and Ultra-premium segments among those experiencing the highest growth.

•
Significant direct to consumer sales growth: Tasting room and wine club sales accounted for 4.2 million cases in 2011 for the industry and are typically the highest gross margin sales for a winery, averaging greater than 60%.  Our direct to consumer net sales increased 53% for the fiscal year ended June 30, 2012 and 59% for the quarter ended September 30, 2012 versus the prior-year quarter, with margins consistent with industry averages.

Our Strategy

Recognizing the opportunity created by these trends, our founders developed a strategy focused on the following key elements:

•
Model scalability will drive growth:  We combine the best of deep experience in the wine industry and the speed and agility of a start-up to work with both retailers and distributors to develop and market new brands.  Because we are smaller, more agile and less prone to layers of decision making and because we have a word-class brand development/creative team in house, we are able to launch innovative new brands faster and more cost-effectively.  This allows us and our partners to respond rapidly to market opportunities.

•
Highly collaborative channel partnerships:  Our management believes that it is critical to support multiple players in the distribution system in order for a young company to defend a sustainable market position.  This includes a strong collaboration with well-known and reputable retailers who are looking for innovative, higher-margin brands to market.  Our reputation has been enhanced by our success with these channel partners, leading to new opportunities in brand development, including selling some of our brands via traditional three-tier distribution at a reduced cost.

Currently, we have a small share of this sizeable market.  For example, for the first two quarters of fiscal year 2013, we expect our sales to Safeway to be less than $5 million, which is less than 1% of Safeway’s 2011 annual wine sales.   Our goal is to expand our sales with our existing retailer partners, including large businesses such as Trader Joe’s, Safeway and Total Wines and More, as well as increase the number of new major retailers that we partner with, including The Kroger Company, Publix and Wal-Mart.

•
Collaborative and rapid brand development.  Our development process with our partners is highly collaborative and our products are developed based on our partners’ market data and understanding of what their customers want.  Instead of developing a brand and bringing it to market based on consultants’ input and wine maker reputation, we exploit our retail partners’ quantitative data about brands, price points, packaging, and varietals that its customers are buying.  When we initiate a partnership, we approach a retailer with numerous concepts; an agreement to move forward typically includes multiple brands, varietals and price points that are launched in tandem.  This allows the retailer to test various concepts, with the expectation that about half of the brands will be successful and further developed, while the other half will be scaled back or discontinued.   Typically, it takes six months from the initial conversations with a retailer until the product is on their shelves.

•
Quality focused on the robust premium sector: The private label business has historically focused on the generic, Sub-premium category (below $7 per bottle retail price) with wine quality consistent with the price points.  However, recognizing the opportunity for growth, we have positioned ourselves in the Super-premium and Ultra-premium segments.  In order to support our premium strategy, we have identified and contracted premium grape sources from Paso Robles, Sonoma and Mendocino Counties.  Our founders’ diverse and extensive experience in the industry allows us to leverage longstanding relationships with California growers, an increasingly important asset as grape supplies tighten globally.  We are also able to source grapes on a priority basis from our founders and members of our management team, who collectively control 500 acres of vineyards in Sonoma and Mendocino Counties.  In addition, we have hired a top quality winemaking staff and invested in state of the art systems and equipment.

While we have focused primarily on the higher end of the Super-premium segment, we also have a significant presence in the Ultra-premium segment of the industry.

•
Innovative packaging and label design:  Given the proliferation of brands and the need to “rise above the noise” in wine displays, innovative labeling and packaging is increasingly important to success in launching new wine brands.  Our founders have world-class experience in this area and are establishing a reputation as market leaders with novel packaging, such as evocative paper-wrapping, unique bottle shapes and the world’s first paper-based bottles.

o
Evocative wine wraps: We have developed, produced and sold one of the world’s first “wine wrap” packaging concepts to Safeway, one of the country’s largest wine retailers.  We have applied for trademarks on the wine wrap brands and a patent on the unique packaging.

o
The world’s first paper bottle: We are in final negotiations for a seven year exclusive agreement with the producer of what we believe to be the first ever paper wine bottle.  The product is scheduled to be produced in spring 2013 and we are in deep discussions with several of the top U.S. retailers and distributors including Safeway, The Kroger Company, Young’s Market Company and Southern Wines and Spirits to sell the product exclusively for one year.

o
Proprietary square bottle:  We have designed a unique square-shaped glass bottle and created a brand that will “own” this concept.  We have applied for a trademark on the brand and patent on the design.  Five of the top U.S. wine retailers are vying for the product and we anticipate establishing a partnership for launch in spring 2013. We have partnered with one of the country’s fasted growing and most important wine retail chains, Total Wines, to produce and sell 40,000 cases (approximately $3.5 million in TH sales) in the first 12 month period beginning spring 2013.

•
Management team: The founding team of Phil Hurst and Paul Dolan represents decades of experience in the wine industry and success at building businesses to scale, typically only seen in much larger, global players in the wine and spirits industry.

o
Phillip L. Hurst, Co-Founder, President and Chief Executive Officer: co-founded and helped build WineryExchange into a global private label beer, spirits and wine company with more than $100 million in sales.

o	Paul E. Dolan, III, Co-Founder: worked at Fetzer Vineyards for 27 years, initially as wine maker and later President, and scaled the business from 30,000 to over 4 million cases sold per year.

o	Virginia Marie Lambrix, Director of Winemaking: experience making wine for such leading producers as De Loach Vineyards, La Follette and Hendry Ranch.

o	Heath E. Dolan, Co-Founder, Director of Vineyard Operations Operations: has 16 years of experience in the wine business, including managing cellar operations for Fetzer Vineyards.

o
Kevin Shaw, Independent Contractor/Creative Director: has nearly 20 years of experience as a designer.  As proprietor and founder of Stranger and Stranger design agency, he received the 2012 Harpers Wine & Spirits Magazine Design Award for “Best Design Agency.”  Kevin designs over 100 beverage brands every year in markets all around the world, including Jack Daniels, Avion Tequila, Lillet and The Kraken Spiced Rum.  Collectively, his brands sell over a billion bottles a year.

o
James D. Bielenberg, Chief Financial Officer: more than 30 years of public and private accounting experience.  After gaining public accounting experience with Arthur Young (now Ernst & Young), he has spent the last 25 years working in wine-making operations with such well known firms as Kendall-Jackson, Francis Ford Coppola Winery, Ascentia Wine Estates and Rodney Strong Vineyards.

o
Daniel A. Carroll, Director: retired partner of TPG Capital, where he was a founder of the firm's Asian operations (formerly Newbridge Capital). Prior to 1995, he spent nine years with Hambrecht & Quist Group.

o
William R. Hambrecht, Director: after selling Hambrecht & Quist in 1998, Bill founded WR Hambrecht + Co. where he is now Chairman and Co-CEO.  He has been actively involved in the wine business for 40 years as an owner and operator of vineyards and wineries.

Our Structure

Following this offering, Truett-Hurst, Inc. will be a holding company and its sole asset will be its equity interest in H.D.D. LLC (the “LLC”). Truett-Hurst, Inc. will operate and control all of the business and affairs and consolidate the financial results of the LLC. The limited liability company agreement of the LLC will be amended and restated to, among other things, modify its capital structure by replacing the different classes of interests currently held by our existing owners with a single new class of units that we refer to as "LLC Units." We and our existing owners will also enter into an exchange agreement under which (subject to the terms of the exchange agreement) they will have the right to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the LLC’s election. See "History and Formation Transactions—Organizational Structure."

Summary of Risk Factors

Our business is subject to numerous risks, which are described in the section entitled “Risk Factors” immediately following this prospectus summary on page 11. You should carefully consider these risks before making an investment. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our Class A common stock and result in a loss of all or a portion of your investment:

•	A reduction in the supply of grapes and bulk wine available to us from the independent grape growers and bulk wine suppliers could reduce our annual production of wine.

•	We face significant competition which could adversely affect our profitability.

•	Because a significant amount of our business is made through our direct to retailer partnerships, any change in our relationships with them could harm our business.

•	The loss of Mr. Hurst, Mr. Bielenberg, Ms. Lambrix, Mr. Dolan or other key employees would damage our reputation and business.

•	A reduction in our access to, or an increase in the cost of, the third-party services we use to produce our wine could harm our business.

•
Because our existing owners will retain significant control over Truett-Hurst after this offering, new investors will not have as much influence on corporate decisions as they would if control were less concentrated.

•	Many of our transactions are with related parties, including our founders, executive officers, principal stockholders and other related parties, and present conflicts of interest.

•	Several of our executive officers and key team members have outside business interests which may create conflicts of interest.

•
We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position and brand equity.

•	We are controlled by our existing owners, whose interests may differ from those of our public shareholders.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, enacted on April 5, 2012 (“JOBS Act”).  For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding shareholder advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•
the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Corporate Information

We were originally formed as a limited liability company in the State of California in 2007. Following this offering, Truett-Hurst, Inc. will be a holding company and its sole asset will be its equity interest in the LLC. Our principal executive offices are located at 5610 Dry Creek Road, Healdsburg, California 95448.  Our telephone number is (707) 433-9545. Our website address is www.truetthurst.com. The reference to our website is an inactive textual reference only, the information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Trade Names

We sell our products under a number of trademarks that we own.  As of December 31, 2012, the Company had 15 registered trademarks, 19 published trademarks, and seven pending trademarks.

THE OFFERING

Class A common stock offered by us	shares.

Class A common stock to be outstanding after the offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock outstanding after the offering	shares.

Price per share	$

Over-allotment option	shares.

Use of Proceeds	We intend to use the net proceeds from this offering primarily for working capital, capital expenditures, hiring additional personnel, and other general corporate purposes. See “Use of Proceeds.”

Voting Rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

After the offering, each existing owner of the LLC will hold one share of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of Truett-Hurst, Inc. that is equal to the aggregate number of LLC Units of the LLC held by such holder. See "Description of Capital Stock—Common Stock—Voting Rights."

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Exchange rights of holders of LLC Units
We will enter into an exchange agreement with our existing owners so that they may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Truett-Hurst, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the LLC’s election.

Underwriters	WR Hambrecht + Co, Inc. [ • ]

Risk Factors
Investing in our Class A common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our Class A common stock in “Risk factors” beginning on page 11.

Conflicts of Interest
Certain affiliates of WR Hambrecht + Co, Inc., an underwriter in this offering, beneficially own a 20.63% interest in the LLC, and therefore will control 15.47% of the combined voting power of our outstanding Class A and Class B common stock after the offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. [ • ] has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. WR Hambrecht + Co, Inc. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

Proposed NASDAQ Symbol	THST

The number of shares of our Class A common stock to be outstanding after this offering is based            on          shares outstanding as of                 , 2013 and excludes         shares of Class A common stock that will be available for future grant under our 2012 Stock Incentive Plan and additional shares of Class A common stock that will be available for future grant under the automatic increase provisions of our 2012 Stock Incentive Plan (see “Executive Compensation—2012 Stock Incentive Plan”).

Unless otherwise indicated, all information in this prospectus assumes:

•	That all LLC units have been exchanged for shares of our Class A common stock; and

•	No exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following summary historical consolidated financial and other data of the LLC should be read together with “History and Formation Transactions—Organizational Structure,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and related notes, all included elsewhere in this prospectus.

We have derived the consolidated statement of operations data for the fiscal years ended June 30, 2011 and 2012 and our consolidated balance sheet data as of June 30, 2011 and 2012 from our audited consolidated financial statements and related notes included elsewhere in this prospectus.  We derived the consolidated statement of operations data for the three months ended September 30, 2011 and 2012 and the consolidated balance sheet data as of September 30, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus.  Our historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statement of Operations Data:

	Fiscal Year Ended		Three Months Ended
	June 30,		September 30,
			(unaudited)
	2011	2012	2011	2012
Net sales	$5,402,045	$12,693,395	$3,147,822	$5,154,837
Cost of sales	3,900,942	9,618,065	2,461,432	3,546,207
Gross profit	1,501,103	3,075,330	686,390	1,608,630
Operating expenses:
Sales and marketing	595,226	1,387,321	290,685	489,136
Gain on sale of assets	(111,150)	(6,945)	-	-
General and administrative	1,435,908	1,194,353	230,612	628,802
Total operating expenses	1,919,984	2,574,729	521,297	1,117,938
Income (loss) from operations	(418,881)	500,601	165,093	490,692
Other income (expense):
Interest expense	(401,134)	(463,339)	(65,096)	(105,568)
Warrant re-valuation	-	(10,000)	-	(7,000)
Total other expense	(401,134)	(473,339)	(65,096)	(112,568)
Income (loss) before provision for income taxes	(820,015)	27,262	99,997	378,124
Provision for income taxes	800	800	800	800
Net income (loss) before noncontrolling interest	(820,815)	26,462	99,197	377,324
Loss attributable to noncontrolling interest	-	-	-	(21,154)
Net income (loss) attributable to H.D.D. LLC members	$(820,815)	$26,462	$99,197	$398,478
Net income (loss) per common share:
Basic and diluted
Weighted average shares outstanding in computing net income (loss) per common share:
Basic and diluted
Pro forma net income (loss) per common share:
Basic and diluted
Weighted average shares outstanding pro forma:
Basic and diluted

Consolidated Balance	At June 30,		At September 30, 2012
Sheet Data:	2011	2012	(unaudited)
Cash and cash equivalents	$274,422	$167,309	$163,142
Total assets	10,099,873	14,082,617	17,013,298
Total liabilities	7,394,347	8,823,364	11,016,235
Total members’ equity (deficit)	(3,540,625)	(626,898)	110,912

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this prospectus, before deciding whether to invest in shares of our Class A common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our Class A common stock may decline and you may lose all or part of your investment.

Risks Related to our Business and Strategy

A reduction in the supply of grapes and bulk wine available to us from the independent grape growers and bulk wine suppliers could reduce our annual production of wine.

We rely on annual contracts with over 20 independent growers to purchase substantially all of the grapes used in our wine production.  Our business would be harmed if we are unable to contract for the purchase of grapes at acceptable prices from these or other suppliers in the future. The terms of many of our purchase agreements also constrain our ability to discontinue purchasing grapes in circumstances where we might want to do so.

Some of these agreements provide that either party may terminate the agreement prior to the beginning of each harvest year.

We depend on bulk wine suppliers for the production of several of our wines, particularly our direct to retailer designated labels.  We have contracts with some wineries to provide us with bulk wine for a four-year term at specified prices and terms. These contracts will provide us with limited growth opportunities for the next two years. Further growth beyond our grape and wine contracts depends on the availability of bulk wine at the right price and quality for our labels.

The price, quality and available quantity of bulk wine has fluctuated in the past. It is possible that we will not be able to purchase bulk wine of acceptable quality at acceptable prices and quantities in the future, which could increase the cost or reduce the amount of wine we produce for sale. This could reduce our sales and profits.

In fiscal year 2012, E&J Gallo Winery and Robert Hall Winery were our largest suppliers of bulk wine.  It is possible that we will not be able to source wine from these or comparable suppliers in the future, which could reduce our annual production of wine and harm our sales and profits.

We face significant competition which could adversely affect our profitability.

The wine industry is intensely competitive. Our wines compete in several Super-premium and Ultra-premium wine market segments with many other Super-premium and Ultra-premium domestic and foreign wines, with imported wines coming from the Burgundy and Bordeaux regions of France, as well as Italy, Chile, Argentina, South Africa and Australia. Our wines also compete with popular priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for shelf space in retail stores and for marketing focus by our independent distributors, many of which carry extensive brand portfolios. A result of this intense competition has been and may continue to be upward pressure on our selling and promotional expenses. In addition, the wine industry has experienced significant consolidation. Many of our competitors have greater financial, technical, marketing and public relations resources than we do. Our sales may be harmed to the extent we are not able to compete successfully against such wine or alternative beverage producers’ costs. There can be no assurance that in the future we will be able to successfully compete with our current competitors or that it will not face greater competition from other wineries and beverage manufacturers.

Because a significant amount of our business is made through our direct to retailer partnerships, any change in our relationship with them could harm our business.

In fiscal year 2011, approximately 82% of our gross wholesale sales were made through our direct retailer relationships to Trader Joe’s and Total Wines and More.  In fiscal year 2012, 88% was concentrated in these two accounts.  For the first quarter of fiscal year 2013, 93% was concentrated in Trader Joe’s, Safeway, Inc. and Total Wines and More.

Our agreements with our direct retail partners are informal and therefore subject to change.  If one or more of our direct retail partners chose to purchase fewer of our products, or we were forced to reduce the prices at which we sell our products to these partners, our sales and profits would be reduced and our business would be harmed.

The loss of Mr. Hurst, Mr. Bielenberg, Ms. Lambrix, Mr. Dolan or other key employees would damage our reputation and business.

We believe that our success largely depends on the continued employment of a number of our key employees, including Phil Hurst, our Chief Executive Officer, Jim Bielenberg, our Chief Financial Officer, Ginny Lambrix, our Winemaker, and Paul Dolan, one of our co-Founders.  Any inability or unwillingness of Mr. Hurst, Mr. Bielenberg, Mr. Dolan or Ms. Lambrix or other key management team members to continue in their present capacities could harm our business and our reputation.

A reduction in our access to, or an increase in the cost of, the third-party services we use to produce our wine could harm our business.

We utilize several third-party facilities, of which there is a limited supply, for the production of our wines.  Our inability in the future to use these or alternative facilities, at reasonable prices or at all, could increase the cost or reduce the amount of our production, which could reduce our sales and our profits.  We do not have long-term agreements with any of these facilities. The activities conducted at outside facilities include crushing, fermentation, storage, blending and bottling.  Our reliance on these third parties varies according to the type of production activity.  As production increases, we must increasingly rely upon these third-party production facilities. Reliance on third parties will also vary with annual harvest volumes.

Because our existing owners will retain significant control over Truett-Hurst after this offering, new investors will not have as much influence on corporate decisions as they would if control were less concentrated.

Following this offering and assuming that all options, warrants or other convertible securities held by our existing owners and their respective affiliates, if any, have been converted, our directors and executive officers and their respective affiliates will beneficially own               shares of our outstanding Class A common stock, or approximately       % of our outstanding Class A common stock. As a result, our existing owners and their respective affiliates have significant influence in the election of directors and the approval of corporate actions that must be submitted for a vote of shareholders.

The interests of these affiliates may conflict with the interests of other shareholders, and the actions they take or approve may be contrary to those desired by the other shareholders.  This concentration of ownership may also have the effect of delaying, preventing or deterring an acquisition of Truett-Hurst by a third party.

Many of our transactions are with related parties, including our founders, executive officers and other related parties, and present conflicts of interest.

We routinely source bulk wine and grapes for our products from vineyards owned by our founders, executive officers, and principal stockholders.  We also engage in other transactions with affiliates.  The interests of these affiliates in such transactions may be contrary to those desired by shareholders.  Although we intend to put in place policies related to mitigating the risk associated with such transactions, shareholders may be harmed by self-dealing with affiliates and our loss of corporate opportunity. See “Certain Relationships and Related Party Transactions.”

We have identified a material weakness in internal control over financial reporting. Our failure to establish and maintain effective internal control over financial reporting could result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our common stock to decline.

In connection with the audits of our consolidated financial statements as of the fiscal years ended June 30, 2011 and 2012 and for each of the years in the two-year period ended June 30, 2012, our management identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness pertains to deficiencies in the accounting research and reporting functions and the closing and reporting process due to a lack of accounting documentation and procedures, a lack of segregation of duties, potential for management override of controls and a lack of current expertise in reporting requirements within the Company.

We are working to remediate the material weakness. We have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the continued development and implementation of formal policies, improved processes and documented procedures, as well as the continued hiring of additional finance personnel. The actions that we are taking are subject to ongoing senior management review. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weakness. If our remedial measures are insufficient to address the material weakness, or if significant deficiencies or material weaknesses in our internal control over financial reporting are discovered or occur in the future, it may adversely affect the results of our management evaluations and, when required, annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. In addition, if we are unable to successfully remediate the material weakness and if we are unable to produce accurate and timely financial statements or we are required to restate our financial results, our stock price may be adversely affected.  For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls" in this report.

Several of our executive officers and key team members have outside business interests which may create conflicts of interest.

Several of our executive officers and affiliates have their own vineyards or wineries.  Although each of these executives and key team members is committed to devote their attention to our business, they may devote time to outside interests that do not benefit our shareholders.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position and brand equity.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have staked out a reputation for innovation and we have introduced new product innovations, including, for example, our evocative “wine wraps,” the world’s first paper bottle and our proprietary square bottle. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our trademark applications. There is also a risk that we could, by omission, fail to timely renew or protect a trademark or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

A reduction in consumer demand for premium wines could harm our business.

There have been periods in the past in which there were substantial declines in the overall per capita consumption of alcoholic beverages in the United States and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including a general decline in economic conditions, increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving, a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and water products, the increased activity of anti-alcohol consumer groups and increased federal, state or foreign excise and other taxes on beverage alcohol products. The competitive position of our products could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

Changes in consumer spending could have a negative impact on our financial condition and business results.

Wine sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, federal and state income tax rates, deductibility of business entertainment expenses under federal and state tax laws, and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of wines that customers are willing to purchase at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. This, in turn, may have a considerable negative impact upon our sales and profit margins.

The market price of our stock may fluctuate due to seasonal fluctuations in our wine sales, operating expenses and net income.

We experience seasonal and quarterly fluctuations in sales, operating expenses and net income. Generally, the second and third quarters of our fiscal year have lower sales volumes than the first and fourth quarters.  We have managed, and will continue to manage, our business to achieve long-term objectives.  In doing so, we may make decisions that we believe will enhance our long-term profitability, even if these decisions may reduce quarterly earnings.  These decisions include the timing of the release of our wines for sale, our wines’ competitive positioning and the grape and bulk wine sources we use to produce our wines.

Bad weather, plant diseases and other factors could reduce the amount or quality of the grapes available to produce our wines.

A shortage in the supply of quality grapes may result from the occurrence of any number of factors which determine the quality and quantity of grape supply, such as weather conditions, pruning methods, the existence of diseases and pests, and the number of vines producing grapes, as well as the level of consumer demand for wine.  Any shortage could cause an increase in the price of some or all of the grape varieties required for our wine production and/or a reduction in the amount of wine we are able to produce, which could harm our business and reduce our sales and profits.  The California wine industry is currently experiencing a shortage of grapes due to the fact that grapes were in oversupply in the early 2000s and the industry is just now starting to replant.

Recent examples of events affecting supply include the frost in 2008 that significantly impacted the amount of grapes harvested in Mendocino County and the frost of 2011 that had a significant impact on the crop size in Paso Robles.

Factors that reduce the quantity of grapes may also reduce their quality, which in turn could reduce the quality or amount of wine we produce.  Deterioration in the quality of our wines could harm our brand name and a decrease in our production could reduce our sales and profits.

Although we grow only a small portion of the grapes we use, our business is still subject to numerous agricultural risks.  Over the last 20 years the California winegrowers have experienced crop damage from pest and diseases such as Phylloxera, sharpshooters, grape leaf skeletonizer and vinemeallybug.

Adverse public opinion about alcohol may harm our business.

While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses.  An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for wine, which could harm our business and reduce our sales and profits.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages.  These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages.  Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business and reduce our sales and profits.

Contamination of our wines would harm our business.

Because our products are designed for human consumption, our business is subject to hazards and liabilities related to food products, such as contamination.  A discovery of contamination in any of our wines, through tampering or otherwise, could result in a recall of our products.  Any recall would significantly damage our reputation for product quality, which we believe is one of our principal competitive assets, and could seriously harm our business and sales. Although we maintain insurance to protect against these risks, we may not be able to maintain insurance on acceptable terms and this insurance may not be adequate to cover any resulting liability.

Increased regulatory costs or taxes would harm our financial performance.

The wine industry is regulated extensively by the Federal Tax and Trade Bureau and state and local liquor authorities and State of California environmental agencies. These regulations and laws dictate various matters, including:

•	Excise taxes;

•	Licensing requirements;

•	Trade and pricing practices;

•	Permitted distribution channels;

•	Permitted and required labeling;

•	Advertising;

•	Relationships with distributors and retailers; and

•	Air quality, storm water and irrigation use.

Recent and future zoning ordinances, environmental restrictions and other legal requirements may limit our plans to expand production capacity, as well as any future development of new vineyards and wineries.  In addition, federal legislation has been proposed that could significantly increase excise taxes on wine.  Other federal legislation has been proposed which would prevent us from selling wine directly through the mail.  This proposed legislation, or other new regulations, requirements or taxes could harm our business and operating results.  Future legal or regulatory challenges to the wine industry could also harm our business and impact our operating results.

Prompted by growing government budget shortfalls and public reaction against alcohol abuse, Congress and many state legislatures are considering various proposals to impose additional excise taxes on the production and sale of alcoholic beverages, including table wines.  Some of the excise tax rates being considered are substantial.  The ultimate effects of such legislation, if passed, cannot be assessed accurately since the proposals are still in the discussion stage.  Any increase in the taxes imposed on table wines can be expected to have a potentially adverse impact on overall sales of such products.  However, the impact may not be proportionate to that experienced by producers of other alcoholic beverages and may not be the same in every state.

An increase in the cost of energy or the cost of environmental regulatory compliance could affect our profitability.

We have experienced increases in energy costs, and energy costs could continue to rise, which would result in higher transportation, freight and other operating costs. We may experience significant future increases in the costs associated with environmental regulatory compliance, including fees, licenses, and the cost of capital improvements to our operating facilities in order to meet environmental regulatory requirements. Our future operating expenses and margins will be dependent on our ability to manage the impact of cost increases. We cannot guarantee that we will be able to pass along increased energy costs or increased costs associated with environmental regulatory compliance to our customers through increased prices.

In addition, we may be party to various environmental remediation obligations arising in the normal course of our business or in connection with historical activities of businesses we acquire. Due to regulatory complexities, uncertainties inherent in litigation and the risk of unidentified contaminants in our current and former properties, the potential exists for remediation, liability and indemnification costs to differ materially from the costs that we have estimated. We cannot assure you that our costs in relation to these matters will not exceed our projections or otherwise have an adverse effect upon our business reputation, financial condition or results of operations.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in the regions from which we presently source our agricultural raw materials such as grapes. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events or changes in the frequency or intensity of weather events can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers.

Water is essential in the production of our products. The quality and quantity of water available for use is important to the supply of grapes and our ability to operate our business. Water is a limited resource in many parts of the world and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality that may affect our production costs or impose capacity constraints. Such events could adversely affect our results of operations and financial condition.

Natural disasters, including earthquakes or fires, could destroy our facilities or our inventory.

We must store our wine in a limited number of locations for a period of time prior to its sale or distribution. Any intervening catastrophes, such as an earthquake or fire, that result in the destruction of all or a portion of our wine would result in a loss of our investment in, and anticipated profits and cash flows from, that wine. Such a loss would seriously harm our business and reduce our sales and profits.

Risks Related to Our Organizational Structure

Truett-Hurst’s only material asset after completion of this offering will be its interest in the LLC, and it is accordingly dependent upon distributions from the LLC to pay taxes, make payments under the tax receivable agreement or pay dividends.

Truett-Hurst will be a holding company and will have no material assets other than our ownership of LLC Units. Truett-Hurst will have no independent means of generating revenue. We intend to cause the LLC to make distributions to its unit holders in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by Truett-Hurst. To the extent that Truett-Hurst needs funds, and the LLC is restricted from making such distributions under applicable law or regulation or under the terms of its financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect Truett-Hurst’s liquidity and financial condition.

We are controlled by our existing owners, whose interests may differ from those of our public shareholders.

Immediately following this offering and the application of net proceeds from this offering, our existing owners will control approximately           % of the combined voting power of our outstanding Class A and Class B common stock. Accordingly, our existing owners will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

In addition, immediately following this offering and the application of net proceeds therefrom, our existing owners will own 66.7% of the LLC Units. Because they hold their ownership interest in our business through the LLC, rather than through the public company, these existing owners may have conflicting interests with holders of shares of our Class A common stock. For example, our existing owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement that we will enter in to in connection with this offering, and whether and when we should terminate the tax receivable agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing owners' tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We will be required to pay our existing owners for certain tax benefits we may claim arising in connection with this offering and related transactions, and the amounts we may pay could be significant.

As described in "History and Formation Transactions—Organizational Structure—Offering Transactions," we intend to use the proceeds from this offering to purchase LLC Units.  We will enter into a tax receivable agreement with our existing owners that provides for the payment by us to our existing owners of            % of the benefits, if any, that we are deemed to realize as a result of (i) the existing tax basis in the intangible assets of the LLC on the date of this offering, (ii) the increases in tax basis resulting from our purchases or exchanges of LLC Units and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We expect that the payments that we may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect the aggregate future payments under the tax receivable agreement relating to the purchase by us of LLC Units as part of the Offering Transactions to be $         million (or $        million if the underwriters exercise their option to purchase additional shares) and to range over the next       years from approximately $         million to         $       million per year (or approximately $       million to $          million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to us by the LLC are not sufficient to permit us to make payments under the tax receivable agreement after it has paid taxes. The payments under the tax receivable agreement are not conditioned upon our existing owners' continued ownership of us.

In certain cases, payments under the tax receivable agreement to our existing owners may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement will provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, Truett-Hurst elects an early termination of the tax receivable agreement, Truett-Hurst’s (or its successor's) obligations with respect to exchanged or acquired LLC Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that the corporate taxpayer would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. As a result, (i) we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and (ii) if we elect to terminate the tax receivable agreement early, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. Upon a subsequent actual exchange, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, Truett-Hurst will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that Truett-Hurst actually realizes in respect of (i) the existing tax basis in the intangible assets of the LLC on the date of this offering, (ii) the increases in tax basis resulting from our purchases or exchanges of LLC Units and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Risks Related to the Auction Process for Our Offering

Our stock price could decline rapidly and significantly following our initial public offering.

Our initial public offering price will be determined by an auction process conducted by us and our underwriters. We believe this auction process will provide information about the market demand for our Class A common stock at the time of our initial public offering. However, this information may have no relation to market demand for our Class A common stock once trading begins. We expect that the bidding process will reveal a clearing price for shares of our Class A common stock offered in the auction. The auction clearing price is the highest price at which all of the shares offered, including shares subject to the underwriters’ over-allotment option, may be sold to potential investors. Although we and our underwriters may elect to set the initial public offering price below the auction clearing price, we may also set an initial public offering price that is equal to the clearing price. If there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would likely decline following our initial public offering. In addition, the auction process may lead to more stock price volatility or a stock price decline after the initial sales of our stock in the offering, which could lead to class action or securities litigation that would be expensive, time-consuming, and distracting to our management team. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

The auction process for our public offering may result in a phenomenon known as the “winner’s curse,” and, as a result, investors may experience significant losses.

The auction process for our initial public offering may result in a phenomenon known as the “winner’s curse.” At the conclusion of the auction, bidders that receive allocations of shares in this offering (successful bidders) may infer that there is little incremental demand for our shares above or equal to the initial public offering price. As a result, successful bidders may conclude that they paid too much for our shares and could seek to immediately sell their shares to limit their losses should our stock price decline. In this situation, other investors that did not submit successful bids may wait for this selling to be completed, resulting in reduced demand for our Class A common stock in the public market and a significant decline in our stock price. Therefore, we caution investors that submitting successful bids and receiving allocations may be followed by a significant decline in the value of their investment in our Class A common stock shortly after our offering.

The auction process for our initial public offering may result in a situation in which less price sensitive investors play a larger role in the determination of our offering price and constitute a larger portion of the investors in our offering, and, therefore, the offering price may not be sustainable once trading of our Class A common stock begins.

In a typical initial public offering, a majority of the shares sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with initial public offerings. These professional investors typically have access to, or conduct their own independent research and analysis regarding investments in initial public offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price when participating in our auction process. Because of our auction process, these less price sensitive investors may have a greater influence in setting our initial public offering price and may have a higher level of participation in our offering than is normal for initial public offerings. This, in turn, could cause our auction process to result in an initial public offering price that is higher than the price professional investors are willing to pay for our shares. As a result, our stock price may decrease once trading of our Class A common stock begins. Also, because professional investors may have a substantial degree of influence on the trading price of our shares over time, the price of our Class A common stock may decline and not recover after our offering. Furthermore, if our initial public offering price is above the level that investors determine is reasonable for our shares, some investors may attempt to short sell the stock after trading begins, which would create additional downward pressure on the trading price of our Class A common stock.

Successful bidders may receive the full number of shares subject to their bids, so potential investors should not make bids for more shares than they are prepared to purchase.

We may set the initial public offering price near or equal to the auction clearing price. If we do this, the number of shares represented by successful bids will likely approximate the number of shares offered by this prospectus, and successful bidders may be allocated all or almost all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our Class A common stock that they are willing and prepared to purchase.

Our initial public offering price may have little or no relationship to the price that would be established using traditional valuation methods, and therefore, the initial public offering price may not be sustainable once trading begins.

We may set the initial public offering price near or equal to the auction clearing price. The offering price of our shares may have little or no relationship to, and may be significantly higher than, the price that otherwise would be established using traditional indicators of value, such as our future prospects and those of our industry in general; our sales, earnings, and other financial and operating information; multiples of revenue, earnings, cash flows, and other operating metrics; market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and the views of research analysts. As a result, our initial public offering price may not be sustainable once trading begins, and the price of our Class A common stock may decline.

If research analysts publish or establish target prices for our Class A common stock that are below the initial public offering price or the then current trading market price of our shares, the price of our shares of Class A common stock may fall.

Although the initial public offering price of our shares may have little or no relationship to the price determined using traditional valuation methods, we believe that research analysts will rely upon these methods to establish target prices for our Class A common stock. If research analysts, including research analysts affiliated with our underwriters, publish target prices for our Class A common stock that are below our initial public offering price or the then-current trading market price of our shares, our stock price may decline.

Submitting a bid does not guarantee an allocation of shares of our Class A common stock, even if a bidder submits a bid at or above the initial public offering price.

Our underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within the permitted time period, that bid will be deemed to have been withdrawn and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, the underwriters, in consultation with us, may determine that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process, in which case all of the bids submitted by that investor may be rejected.

Risks Related to the Offering

The fact that the offering is relatively small in size and involves some novel aspects of distribution could limit the market price, liquidity or trading volume of our stock.

We are offering only        shares.  The relatively small size of the offering may prevent us from obtaining as much research coverage from market analysts after the offering as we might obtain for an offering of greater size.  This reduced level of coverage may limit the market price, liquidity or trading volume of our Class A common stock.  In addition, the approach being used by the underwriters for the distribution of the shares differs somewhat from the distribution approach currently used in traditional underwritten offerings of equity securities.  The novel aspects of this distribution approach could affect the pricing of the shares, which could cause greater price volatility than if the distribution were done in the traditional manner.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging public companies, which includes, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

•
exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the Securities and Exchange Commission (“SEC”) otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after our initial public offering, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months.  The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies.  We have made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.

We have never operated as a public company.  As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the Nasdaq Capital Market (“Nasdaq”).  Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company.  We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.  As described above, as an emerging growth company, we will not need to comply with the auditor attestation provisions of Section 404 for several years.  Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and management time on compliance-related issues.  Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes,"  "anticipates,"  "plans," "expects" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Investing in our Class A common stock is risky.  You should carefully consider the risks discussed above in “Risk Factors” before making an investment decision.  These risks are not the only ones that we face. Additional risks that generally apply to publicly traded companies and companies in our industry, that we have not yet identified or that we think are immaterial may also impair our business operations.  Our business, operating results and financial condition could be adversely affected by any of the preceding risks. The trading price of our Class A common stock could decline due to any of these risks, and you could lose all or part of your investment.  You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

INDUSTRY DATA

Market data and other statistical information contained in this registration statement are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from other relevant statistical information, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

THE AUCTION PROCESS

The following describes the auction process being used for our initial public offering. We believe allowing open participation in this offering through a technology-enabled auction process aligns with our corporate culture and business mission. We are conducting this offering through an auction process to open participation in our initial public offering to all investors, both individual and institutional.

The auction process differs from methods that have been traditionally used in most other underwritten initial public offerings in the United States.  In particular, we and our underwriters will conduct an auction to determine the initial public offering price and the allocation of shares in the offering. We plan to conduct this auction in four stages—Bidding; Auction Closing; Pricing; and Allocation. Investors that do not submit bids through the auction process will not be eligible for an allocation of shares in our offering. See the section entitled “Risk Factors—Risks Related to the Auction Process for Our Offering.”

How to Participate in the Auction

We seek to enable all interested investors to have the opportunity to participate in the auction for our initial public offering. In order to participate in the auction, if you are an individual you must have an account with, and submit bids to purchase our shares through, W.R. Hambrecht + Co., LLC or [ ● ]. Institutional investors must have an account with one of our underwriters listed in the table in the section entitled “Underwriting.” Institutional investors must submit bids electronically on an auction website by using a bidder ID. Institutional investors who do not have a bidder ID may obtain a bidder ID from W.R. Hambrecht + Co., LLC, or any of our other underwriters with which they have an account. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID. In order to submit bids on the auction website, institutional investors will also have to agree to contractual terms related to the use of such website. Individual investors will not be required to obtain a bidder ID and should contact their respective brokerage firms to understand how they may submit bids in the auction. The website at www.[ ● ].com will contain hyperlinks to the auction website and to the websites of W.R. Hambrecht + Co., LLC and [ ● ].

Before you participate in our offering, you should:

•	Read this prospectus, including all the risk factors. We also recommend that you view the management road show presentation available at www.[ ● ].com.

•
Understand that our initial public offering price may be set at the auction clearing price, and, if there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline.

•	Understand that we may modify the price range and the size of our offering multiple times in response to investor demand.

•
Understand that the underwriters, in consultation with us, will have the ability to reject bids that they believe have the potential to manipulate or disrupt the bidding process, and that if you submit such a bid, all of the bids you have submitted may be rejected, in which case you will not receive an allocation of shares in our initial public offering, even if your bid would otherwise have been successful.

In addition, to bid in the auction, you will have to:

•	Have or establish an account with one of our underwriters.

•	If you are an institutional investor and have not previously obtained a bidder ID from one of our other underwriters, activate your bidder ID on the auction website.

•	Consent to electronic delivery of the preliminary prospectus and other communications related to this offering.

•	Acknowledge that you have received an electronic copy of the preliminary prospectus.

In order to facilitate participation in our initial public offering, the underwriters may require additional information, such as your tax identification number (usually your Social Security number) and a valid e-mail address and other contact information.  The minimum amount required to open an account at W.R. Hambrecht + Co., LLC is $2,000.

We have not undertaken any efforts to register this offering in any jurisdiction outside the United States.  Except to the limited extent that this offering will be open to certain non-U.S. investors under private placement exemptions in certain countries other than the United States, individual investors located outside the United States should not expect to be eligible to participate in this offering.

News About the Auction

Keep in contact with your brokerage firm, frequently monitor your relevant e-mail account and check www.[ ● ].com for notifications related to the offering, including:

•
Notice of Material Change / Request for Reconfirmation.    Notification that we have made material changes to the prospectus for this offering that require you to reconfirm your bid by contacting your brokerage firm.

•	Notice of Change in Price Range or Number of Shares Offered. Notification that we have changed the price range or size of the offering.

•	Notice of Additional Information Conveyed by Free Writing Prospectus. Notification that additional information about the offering is available in a free writing prospectus.

•	Notice of Intent to Go Effective. Notification that we have asked the SEC to declare our registration statement effective.

•	Notice of Effectiveness. Notification that the SEC has declared our registration statement effective.

•	Notice of Auction Closing. Notification that the auction has closed.

•
Notice of Acceptance.    Notification as to whether any of your bids are successful and have been accepted by the underwriters. This notification will include the final initial public offering price. Only bidders whose bids have been accepted will be informed about the results of the auction.

Please be careful only to trust e-mails relating to the auction that come from the underwriters or your brokerage firm. These e-mails will not ask for any personal information (such as a Social Security number or credit card numbers). If you are not sure whether to trust an e-mail, please contact your brokerage firm directly.

Potential investors may contact the underwriter or dealer through which they submitted their bid to discuss general auction trends, bidding and/or anticipated timing of the offering. Information with respect to such matters may also be available from time to time in the management road show presentation, available at www.[ ● ].com. The then current clearing price is at all times kept confidential and will not be disclosed during the auction to any bidder. Any general auction trend information that is provided orally by an underwriter or participating dealer or in a management road show presentation is necessarily accurate only as of the time that the auction trends were reviewed, does not reflect any advice or prediction with respect to the price at which our Class A common stock may trade once we are a public company, may quickly become stale and may change significantly prior to the auction closing. Bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by any underwriter or participating dealer or included in the management road show presentation.

The Bidding Process

Bidders who are individuals must submit bids through one of the following underwriters: W.R. Hambrecht + Co., LLC or [ ● ]. Sales to an individual will be settled through his or her account with the underwriter through which his or her bid was submitted. Institutional investors will submit bids via the auction website, to which a hyperlink is available at www.[ ● ].com. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID.

In connection with submitting a bid, you must provide the following information:

•	The number of shares you are interested in purchasing; and

•	The price per share you are willing to pay.

Bids may be within, above or below the estimated price range for our initial public offering on the cover of this prospectus. Bid prices may be in any dollar or cent increment. The minimum size of any bid is 100 shares. Each bidder may submit multiple bids; however, the underwriters, in consultation with us, may reject any bid that has the potential to manipulate or disrupt the bidding process, as well as any other bids from any person or institution that the underwriters, in consultation with us, believe has submitted a manipulative or disruptive bid.

Each of your bids will be incremental to any other bids you have submitted, and you may be allocated up to the aggregate number of shares represented by all of your bids at or above the offering price. Therefore, do not submit bids that add up to more than the amount of money you want to invest in the offering. For example, if you place three bids—one for 100 shares at $           (for a total value of $             ), a second for an additional 200 shares at $       (for a total value of $           ), and a third for an additional 300 shares at $            (for a total value of $           )—you would be legally obligated to purchase up to 600 shares for a total value of up to $            (assuming an initial public offering price of $            per share). The following table illustrates this example assuming that the initial public offering price is set at $            and successful bids are not subject to pro rata allocation. See the section entitled “The Auction Process—The Allocation Process” for additional information on pro rata allocation.

Hypothetical Bid Information			Hypothetical Auction Results

Bid	Shares Requested	Bid Price	Hypothetical Initial Offering Price	Shares Allocated	Aggregate Investment
1	100	$		$100	$
2	200			200
3	300			0
Total:	600			300

To participate in the auction for our initial public offering, you will be required to agree to accept electronic delivery of this prospectus, the final prospectus, any amendments to this prospectus, or the final prospectus, and other communications related to this offering. If you do not consent to electronic delivery, or subsequently revoke that consent prior to the time at which our underwriters accept your bid, you will not be able to submit a bid or participate in our offering and any previously submitted bids will be rejected. If you revoke your consent after the underwriters accept your bid, a copy of the final prospectus will be delivered to you via U.S. Mail at your request. Your consent to electronic delivery of these documents does not constitute consent by you to electronic delivery of other information about us not related to this offering, such as proxy statements and quarterly and annual reports, after completion of this offering, except to the extent that you have provided this consent in the context of a consent to electronic delivery given to your brokerage firm that is broader in scope than this offering.

For individual investors, we encourage you to discuss any questions regarding your bid and the suitability determinations that will be applied to your bid with the underwriter through which you expect to submit a bid. Each of our underwriters makes its own suitability determinations pursuant to rules and regulations of the Financial Industry Regulatory Authority to which the underwriters are subject. This could affect your ability to submit a bid. If an underwriter determines that a bid is not suitable for an investor, the underwriter will not submit that bid in the auction, and you might not be informed that your bid was not submitted in the auction.

W.R. Hambrecht + Co., LLC will manage the master order book, to which we will have concurrent access. The master order book will aggregate all bids collected by our underwriters. Our master order book will not be available for viewing by bidders. Only bidders whose bids are accepted will be informed about the result of those bids.

You should consider all the information in this prospectus in determining whether to submit a bid, the number of shares you seek to purchase, and the price per share you are willing to pay. The underwriters, in consultation with us, will have the ability to disqualify any bidder that submits a bid that they believe, in their sole discretion, has the potential to manipulate or disrupt the bidding process. These bids include bids that the underwriters, in consultation with us, believe do not reflect the number of shares that a bidder actually intends to purchase, or a series of bids that the underwriters, in consultation with us, consider disruptive to the auction process. The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to at least one hour following the time that the registration statement filed with the SEC becomes effective. A bid received by any underwriter involves no obligation or commitment of any kind by the bidder until our underwriters have notified you that your bid is successful by sending you a notice of acceptance. Therefore, you will be able to withdraw a bid at any time (except during any period in which the auction is temporarily closed pending the preparation of revised disclosure) until it has been accepted. You may withdraw your bid by contacting the underwriter through which you submitted your bid.

During the bidding process, we and W.R. Hambrecht + Co., LLC will monitor the master order book to evaluate the demand that exists for our initial public offering. Based on this information and other factors, we and our underwriters may revise the public offering price range for our initial public offering set forth on the cover of this prospectus. In addition, we may decide to change the number of shares of Class A common stock offered through this prospectus. It is possible that the number of shares offered will increase if the price range increases. You should be aware that we have the ability to make multiple such revisions. These increases in the public offering price range or the number of shares offered through this prospectus may result in little or no demand for our shares of Class A common stock at or above the initial public offering price following this offering. Therefore, the price of our shares of Class A common stock could decline following this offering, and investors should not expect to be able to sell their shares for a profit shortly after trading begins. You should consider whether to modify or withdraw your bid as a result of developments during the auction process, including changes in the price range or number of shares offered.

Reconfirmations of Bids

We will require that bidders reconfirm the bids that they have submitted in the offering if either of the following events shall occur:

•	More than 15 business days have elapsed since the bidder submitted his bid in the offering; or

•	We and the underwriters determine that there is a material change in the prospectus that requires that we or the underwriters convey the material change and file an amended registration statement.

If a reconfirmation of bids is required, an electronic notice will be sent to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them that they must reconfirm their bids by contacting the underwriter through which their bid was submitted (for individual investors) or on the auction website (for institutional investors). If bidders do not reconfirm their bids when requested, we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. We will give bidders at least until the earlier of (i) one hour following the effectiveness of the registration statement and (ii) 4:00 p.m., Eastern time, on the following business day from the time we send them notification that they must reconfirm, to reconfirm their bids.

If we and the underwriters determine that there is a material change in the prospectus that will require reconfirmation of bids, we may temporarily close the auction while we are preparing new disclosure or the new prospectus to be recirculated. If we do so, we will reopen the auction when we recirculate new disclosure or the prospectus. During any such temporary auction close, you will not be able to add, modify or withdraw a bid on the auction websites maintained by any of our underwriters. Once the auction is reopened, you will be required to reconfirm any existing bids (or else such bids will be deemed to have been withdrawn) and will have an opportunity to add, modify or withdraw a bid as described in the preceding paragraph. If we temporarily close the auction while preparing new disclosure or a new prospectus, electronic notice that the auction has been temporarily closed pending preparation of new disclosure will be sent to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn.

Changes in the Price Range Prior to Effectiveness of the Registration Statement

If, prior to the time at which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in our offering, we and the underwriters will:

•	Provide notice at www.[ ● ].com of the revised price range or number of shares to be sold in our offering, as the case may be; and

•
Send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them of the revised price range or number of shares to be sold in our offering, as the case may be.

The Auction Closing Process

We can close the auction at any time. You will have the ability to modify any bid until the auction is closed. You will have the ability to withdraw your bid until your bid is accepted by the underwriters, which would occur after the closing of the auction. If the underwriters accept your bid, they will do so following the closing of the auction by sending you a notice of acceptance. If you are requested to reconfirm a bid and fail to do so in a timely manner, your bid will be deemed to have been withdrawn.

When we submit our request that the SEC declare the registration statement effective, we and the underwriters will send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, informing them of our request. Once the registration statement is effective, everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn will be sent another electronic notice informing them that the registration statement is effective. Prior to the time a bid is accepted, which cannot be less than one hour after the notice of effectiveness is sent to bidders, bidders may still withdraw their bids.

If we are unable to close the auction, determine a public offering price, and file a final prospectus with the SEC within 15 business days after the registration statement, of which this prospectus forms a part, is initially declared effective, we must file and have declared effective a post-effective amendment to the registration statement before the auction may be closed and any bids may be accepted.

Availability of Funds After Effectiveness of the Registration Statement

Your brokerage firm may require that you have funds or securities in your brokerage account with value sufficient to cover the aggregate dollar amount of your bid upon the effectiveness of our registration statement. If you do not provide the required funds or securities in your account by the required time, your bid may be rejected. We and our underwriters may elect to accept successful bids in as little as one hour after the SEC declares the registration statement effective regardless of whether bidders have deposited funds or securities in their brokerage accounts. In this case, as well as all other cases in which notices of acceptance have been sent, successful bidders would be obligated to purchase the shares allocated to them in the allocation process.

Sales to an individual will be settled through his or her account with the underwriter through which his or her bid was submitted. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID.

The Pricing Process

The initial public offering price will be determined by us and our underwriters after the auction closes. We intend to use the auction to determine a clearing price for the initial public offering, and we may set the initial public offering price at the clearing price. The clearing price is the highest price at which all of the shares offered (including over-allotments) may be sold to potential investors, based on bids in the master order book that have not been rejected or withdrawn at the time we and our underwriters close the auction. However, we and our underwriters have discretion to set the initial public offering price below the auction clearing price. We may do this in an effort to achieve a broader distribution of our Class A common stock (which would be expected to occur because at a lower offering price there would be a greater number of successful bids) or to potentially limit a decline in the trading price of our shares in the period shortly following our offering relative to what might be experienced if the initial public offering price were set at the auction clearing price. However, setting the initial public offering price below the auction clearing price may not achieve this result. Even if the initial public offering price is set below the auction clearing price, the trading price of our Class A common stock could still decline significantly after the offering. In addition, although setting the initial public offering price below the clearing price may achieve a broader distribution of our shares, it may not result in allocations of shares in our offering to specific types of investors, such as professional or institutional investors. That is because there can be no assurance that investors of one type would submit bids at different prices than investors of other types, and so broadening the number of successful bids would not necessarily change the proportion of successful bids attributable to one type of investor or another.

We caution you that our initial public offering price may have little or no relationship to the price that would be established using traditional indicators of value, such as:

•	Our future prospects and those of our industry in general;

•	Our sales, earnings, and other financial and operating information;

•	Multiples of our revenue, earnings, cash flows, and other operating metrics;

•	Market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and

•	The views of research analysts.

You should understand that the trading price of our Class A common stock could vary significantly from the initial public offering price. Therefore, we caution you not to submit a bid in the auction process for our offering unless you are willing to take the risk that our stock price could decline significantly.

The pricing of our initial public offering will occur after we have closed the auction and after the registration statement has been declared effective. We will announce the initial public offering price on www.[ ● ].com. The price will also be included in the notice of acceptance, the confirmation of sale and the final prospectus that will be sent to the purchasers of Class A common stock in our offering.

Acceptance of Bids

If the initial public offering price is between $      and $      per share, which is within 20% of either the high or low end of the price range on the cover of this prospectus, the underwriters can accept all bids at or above the initial public offering price, without seeking reconfirmation of bids, by sending electronic notices of acceptance to successful bidders. As a result of the varying delivery times involved in sending emails over the Internet, some bidders may receive these notices of acceptance before others.

If the initial public offering price is not between $      and $      per share, then we and the underwriters will:

•	Provide notice at www.[ ● ].com of the offering price; and

•	Send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them of the offering price.

Under these circumstances, the underwriters will require bidders to reconfirm their bids. We may also decide as a result of the foregoing to circulate a revised prospectus and reopen the auction. In this event, bids submitted may be accepted immediately upon their being submitted by you, because more than an hour may have passed since the effectiveness of the registration statement.

You should be aware that the underwriters will accept successful bids by sending an electronic notice of acceptance, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (i) whether such bidders are aware that the registration statement has been declared effective or (ii) whether they are aware that the electronic notice of acceptance of that bid has been sent. Once the underwriters have accepted a bid by sending out an electronic notice of acceptance, they will not cancel or reject any such bid. The issuer and the underwriters will rely on your bid in setting the public offering price and in sending notices of acceptance to successful bidders. As a result, you will be responsible for paying for all of the securities that are finally allocated to you, at the public offering price.

The Allocation Process

Once the initial public offering price has been determined, we and our underwriters will begin the allocation process. All investors who have bid at or above the initial public offering price, and whose bids were not rejected or withdrawn, will receive an allocation of shares in our offering at the initial public offering price.

If the initial public offering price is equal to the auction clearing price, all successful bidders will be offered share allocations that are equal or nearly equal to the number of shares subject to their successful bids. Therefore, we caution you against submitting a bid that does not accurately represent the number of shares of our Class A common stock that you are willing and prepared to purchase, as bidders who submitted successful bids will be obligated to purchase the shares allocated to them. Furthermore, neither we nor our underwriters will be obligated to inform you that we have rejected your bids.

In the event that the number of shares represented by successful bids exceeds the number of shares offered, the offered shares will need to be allocated across the successful bidder group. We will allocate the shares among successful bids on a pro rata basis based on the following rules:

•	The pro rata allocation percentage will be determined by dividing the number of shares offered (including over-allotments) by the number of shares subject to successful bids; and

•
Each bidder who has a successful bid will be allocated a number of shares equal to the pro rata allocation percentage multiplied by the number of shares subject to the successful bid, rounded to the nearest whole number of shares, except that, to the extent possible, each allocation of         or more shares will be rounded to the nearest 100 shares.

The following hypothetical example illustrates how pro rata allocation might work in practice:

Assumptions
Shares Offered	20,000
Total Shares Subject to Successful Bids	21,200
Pro Rata Allocation Percentage	94.3%

Successful Bidder	Shares Subject to Successful Bid	Pro Rata Allocation
A	100	94
B	2,100	1,981
C	4,000	3,774
D	4,500	4,245
E	5,000	4,717
F	5,500	5,189
Totals	21,200	20,000

Following the allocation process, our underwriters will provide successful bidders with a final prospectus and confirmations that detail their purchases of shares of our Class A common stock and the purchase price. The final prospectus will be delivered electronically, and confirmation will be delivered by regular mail, facsimile, email, or other electronic means. Successful bidders can expect to receive their allocated shares in their brokerage accounts three or four business days after the final offering price is established by us and the underwriters.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be $   million, at an assumed initial public offering price of $             per share, which is the mid-point of the range listed on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the range reflected on the cover of this prospectus, would increase or decrease the net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $      million, assuming an initial public offering price of $      per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease the net proceeds to us from this offering, after deducting assumed underwriting discounts and commissions, by $        , assuming an initial public offering price of $         per share, which is the midpoint of the range reflected on the cover of this prospectus.

The net proceeds from this offering will be used by Truett-Hurst, Inc. to purchase newly-issued LLC Units from the LLC, as described under "History and Formation Transactions—Organizational Structure—Offering Transactions." We also intend to cause the LLC to use these proceeds for working capital, capital expenditures, hiring additional personnel, and other general corporate purposes.  We may also identify and pursue opportunistic acquisitions of labels or vineyards.  We currently anticipate making aggregate capital expenditures of $900,000 to $1,700,000 during the years ending June 30, 2013 and 2014, and we currently expect the largest portions of these anticipated capital expenditures will be allocated for production equipment.  We intend to fund a portion of these estimated investments with the proceeds of the offering, although as of the date of this prospectus, we cannot estimate the amount of net proceeds that will be used for the other purposes described above.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations and competitive pressures. We expect that our current resources, together with the proceeds from this offering and future operating revenue, will be sufficient to fund operations, including the expenditures described above, for at least the next sixty months.

Some of the other principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace and provide liquidity to existing stockholders. Creating a public market for our Class A common stock will facilitate our ability to raise additional equity in the future and to use our Class A common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues, our future expenses and any potential acquisitions that we may propose. Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing investments, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds. We cannot predict whether the proceeds invested will yield a favorable return for us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable law and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Following the offering, Truett-Hurst, Inc. will be a holding company and will have no material assets other than its ownership of LLC Units in the LLC.  We intend to cause the LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If the LLC makes such distributions to Truett-Hurst, Inc., the other holders of LLC Units will be entitled to receive equivalent distributions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis; and

•
on an as adjusted basis, giving effect to the sale by us of           shares of Class A common stock in this offering at an assumed initial public offering price of $        per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2012
	Actual	As Adjusted(2)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$163	$
Capital leases, including current portion	—
Total debt, including current portion	11,016

Total members’ equity (deficit)

Additional paid-in capital(1)	8,469

Accumulated deficit	(2,472)

Total stockholders’ equity (deficit)	5,997

Total capitalization	$17,013	$

(1)	Includes redeemable contributed capital, which will be treated as equity for all financial statements effective as of December 31, 2012.
(2)
A $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $       , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $       , assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma net tangible book value per share of our Class A common stock immediately after completion of this offering.

As of September 30, 2012, our as adjusted net tangible book value was approximately $            million, or $         per share of Class A common stock. As adjusted net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the as adjusted shares of Class A common stock outstanding as of September 30, 2012, including the effect of our sale of             shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our as adjusted net tangible book value at September 30, 2012 would have been $             million, or $             per share of Class A common stock. This represents an immediate increase in as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors (in $ millions, except per share amounts):

Assumed initial public offering price per share of Class A common stock		$
As adjusted net tangible book value per share as of September 30, 2012, before giving effect to this offering	$
Increase in as adjusted net tangible book value per share attributable to investors purchasing shares in this offering	$

As adjusted net tangible book value per share after giving effect to this offering		$

Dilution in as adjusted net tangible book value per share to investors purchasing shares in this offering		$

A $1.00 increase in the initial public offering price of $    per share, the midpoint of the price range set forth on the cover of this prospectus, would increase our as adjusted net tangible book value per share after this offering by approximately $     and would increase dilution per share to new investors by approximately $     , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $1.00 decrease in the initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease our as adjusted net tangible book value per share after this offering by approximately $     and would decrease dilution per share to new investors by approximately $     , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $2.00 increase in the initial public offering price of $     per share, the midpoint of the price range set forth on the cover of this prospectus, would increase our as adjusted net tangible book value per share after this offering by approximately $      and would increase dilution per share to new investors by approximately $     , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $2.00 decrease in the initial public offering price of $       per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease our as adjusted net tangible book value per share after this offering by approximately $       and would decrease dilution per share to new investors by approximately $       , assuming that the number shares offered by us, as set forth on the cover of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share after giving effect to this offering would be $             per share, and the dilution in as adjusted net tangible book value per share to investors in this offering would be $             per share. Further, if all outstanding options and warrants were also exercised in full, the as adjusted net tangible book value per share after giving effect to this offering would be $             per share, and the dilution in as adjusted net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes on an as adjusted basis as of September, 2012:

•	the total number of shares of Class A common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•
the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering price of $             per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors					$

Total		100.00%		$100.00%	$

A $1.00 increase or decrease in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the total consideration paid to us by new investors by $       million and increase or decrease the percent of total consideration paid to us by new investors by approximately       %, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our Class A common stock outstanding, and the number of shares held by new investors would be              or     % of the total number of shares of our Class A common stock outstanding. In addition, if all outstanding options and warrants were also exercised in full, the number of shares held by the existing stockholders after this offering would be                  or             % of the total number of shares of our Class A common stock outstanding, and the number of shares held by new investors would be              or             % of the total number of shares of our Class A common stock outstanding.

Except as otherwise indicated, the amounts set forth above are based on                shares of Class A common stock outstanding as of September 30, 2012, on an as converted basis, and excludes       shares of Class A common stock that will be available for future grant under our 2012 Stock Incentive Plan and additional shares of Class A common stock that will be available for future grant under the automatic increase provisions of our 2012 Stock Incentive Plan (see “Executive Compensation—2012 Stock Incentive Plan”).

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the consolidated statement of operations data for the fiscal years ended June 30, 2011 and 2012 and our consolidated balance sheet data as of June 30, 2011 and 2012 from our audited consolidated financial statements and related notes included elsewhere in this prospectus.  We derived the consolidated statement of operations data for the three months ended September 30, 2011 and 2012 and the consolidated balance sheet data as of September 30, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus.  Our historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statement of Operations Data:

	Fiscal Year Ended		Three Months Ended
	June 30,		September 30,
			(unaudited)
	2011	2012	2011	2012
Net sales	$5,402,045	$12,693,395	$3,147,822	$5,154,837
Cost of sales	3,900,942	9,618,065	2,461,432	3,546,207
Gross profit	1,501,103	3,075,330	686,390	1,608,630
Operating expenses:
Sales and marketing	595,226	1,387,321	290,685	489,136
Gain on sale of assets	(111,150)	(6,945)	-	-
General and administrative	1,435,908	1,194,353	230,612	628,802
Total operating expenses	1,919,984	2,574,729	521,297	1,117,938
Income (loss) from operations	(418,881)	500,601	165,093	490,692
Other income (expense):
Interest expense	(401,134)	(463,339)	(65,096)	(105,568)
Warrant re-valuation	-	(10,000)	-	(7,000)
Total other expense	(401,134)	(473,339)	(65,096)	(112,568)
Income (loss) before provision for income taxes	(820,015)	27,262	99,997	378,124
Provision for income taxes	800	800	800	800
Net income (loss) before noncontrolling interest	(820,815)	26,462	99,197	377,324
Loss attributable to noncontrolling interest	-	-	-	(21,154)
Net income (loss) attributable to H.D.D. LLC members	$(820,815)	$26,462	$99,197	$398,478
Net income (loss) per common share:
Basic and diluted
Weighted average shares outstanding in computing net income (loss) per common share:
Basic and diluted
Pro forma net income (loss) per common share:
Basic and diluted
Weighted average shares outstanding pro forma:
Basic and diluted

Consolidated Balance Sheet Data:

	At June 30,		At September 30, 2012
	2011	2012	(unaudited)
Cash and cash equivalents	$274,422	$167,309	$163,142
Total assets	10,099,873	14,082,617	17,013,298
Total liabilities	7,394,347	8,823,364	11,016,235
Total members’ equity (deficit)	(3,540,625)	(626,898)	110,912

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

Truett-Hurst is an innovative and fast-growing Super-premium and Ultra-premium wine company based in the acclaimed Dry Creek and Russian River Valleys of Sonoma County, California.  The core of our business is a combination of direct to consumer sales, traditional brand sales and “custom label” partnerships with major retailers, such as Trader Joe’s and Safeway.  We work closely with our retail partners to develop tailored brands to be sold to the discovery-oriented wine consumer.  We offer a top quality product at a reasonable price, a result of our competitive grape sourcing, high quality wine making and world-class packaging and label design.  Our “custom label” model allows us to own the brands that we create, which we believe differentiates us from the traditional private label model.  Our retail partners value their relationships with us because they collaborate in the development of the products and ultimately benefit from the higher margins that we offer them.   We believe that we have attracted these partners as a result of our rapid brand development cycles, our ability to quickly adjust to market demand and because we can bypass many traditional distribution layers to offer higher margin products for our partners’ key target customers.

In addition to our focus on our unique custom label business model, we also have business operations in the direct to consumer and traditional three-tier distribution channels.  Our direct to consumer channel consists of sales through our tasting rooms and wine clubs, which serve as strong tools for increasing brand visibility and loyalty, and through our ownership interest in The Wine Spies, LLC, an internet wine retailer specializing in short-lived “flash” sales.  Our more traditional three-tier distribution business consists of sales of our wine under four fully owned labels, Truett-Hurst, VML, Healdsburg Ranches and Bradford Mountain through a variety of distributor channels.

Factors Affecting Our Operating Results

Our net sales are affected by advertising, discounts and promotions, merchandising, packaging and the availability of wall display space at our retailer customers, all of which have a significant impact on consumers' buying decisions. Continued growth of our net sales and profits will depend substantially on the continued popularity of our new and existing brands, our ability to effectively manage our sales and distribution networks and our ability to maintain sufficient product supply to meet expected growth in demand.

Our cost of sales includes wine-related inputs, such as grapes and semi-finished bulk wine, bottling materials, such as bottles, caps, corks and labeling materials, labor and overhead expenses, including inbound and outbound freight, and barrel depreciation.  Increases in the costs of freight due to higher fuel costs would increase our cost of sales.

Our sales and marketing and general and administrative expenses include all warehouse and transportation and distribution expenses, selling, marketing, finance, information technology, depreciation, amortization of intangibles, professional fees, and administrative expenses. We expect that our sales and marketing and general and administrative expenses will increase, both in absolute dollars and as a percentage of net sales, in the future as we continue to grow and incur additional expenses associated with becoming a public company, such as additional accounting expenses, costs associated with complying with the Sarbanes-Oxley Act of 2002, once required to do so, and salary and benefit expenses associated with additional employees.

Results of Operations

Comparison of the three months ended September 30, 2012 (first quarter fiscal 2013) to the three months ended September 30, 2011 (first quarter fiscal 2012).

Net Sales

Net sales increased $2,007,000, or 64%, to $5,155,000 for the first quarter fiscal 2013 from $3,148,000 for the first quarter fiscal 2012.  The increase in net sales was attributable to continued sales in the three-tier channel, which accounted for $1,553,000 of the increase, or 49%, and the direct to consumer and retail channels, which accounted for $454,000 of the increase, or 15%.  The increase in net sales is also attributable to the introduction of four new brands in the three-tier channel.  The increase in net sales was offset by the discontinuance of two brands.

Cost of Sales

Cost of sales increased $1,085,000, or 44%, to $3,546,000 for the first quarter fiscal 2013 from $2,461,000 for the first quarter fiscal 2012.  The increase in cost of sales is due primarily to increased sales volumes and a shift towards higher quality brands with higher associated costs.

Sales and Marketing Expense

Sales and marketing expense increased $198,451, or 68%, to $489,000 for the first quarter fiscal 2013 from $291,000 for the first quarter fiscal 2012.  The increase in sales and marketing expense is due primarily to expenses associated with the increase in net sales.

General and Administrative Expense

General and administrative expense increased $398,000, or 173%, to $629,000 for first quarter fiscal 2013 from $231,000 for the first quarter fiscal 2012.  The increase in general and administrative expense is due primarily to personnel, technology and other related operating expenses.

Interest Expense

Interest expense increased $40,000, or 62%, to $106,000 for the first quarter fiscal 2013 from $65,000 for the first quarter fiscal 2012.  The increase in interest expense is due primarily to increased term borrowings and the write-off of an unamortized loan fee associated with debt that was refinanced.

Comparison of the fiscal year ended June 30, 2012 (fiscal year 2012) to the fiscal year ended June 30, 2011 (fiscal year 2011).

Net Sales

Net sales increased $7,291,000, or 135%, to $12,693,000 for fiscal year 2012, from $5,402,000 for fiscal year 2011.  The increase in net sales was attributable to continued sales in the three-tier channel, which accounted for 122% of the increase, or $6,563,000, and the direct to consumer and retail channels, which accounted for 13% of the increase, or $728,000.  The increase in net sales is also attributable to the introduction of four new brands in the three-tier channel.  The increase in net sales was offset by the discontinuation of two brands.

Cost of Sales

Cost of sales increased $5,717,000, or 147%, to $9,618,000 for fiscal year 2012, from $3,901,000 for fiscal year 2011.  The increase in cost of sales is due primarily to increased sales volumes and a shift towards higher quality brands with higher associated costs.

Sales and Marketing Expense

Sales and marketing expense increased $792,000, or 133%, to $1,387,000 for fiscal year 2012, from $595,000 for fiscal year 2011.  The increase in sales and marketing expense is due primarily to a full year of operation of a second tasting room and expenses associated with the increase in revenue from the three-tier channel.

General and Administrative Expense

General and administrative expense decreased $242,000, or 17%, to $1,194,000 for fiscal year 2012 from $1,436,000 for fiscal year 2011.  Fiscal year 2011 included a one-time charge totaling $322,000, representing the buy-out of a covenant not to compete.  Excluding this one-time charge, general and administrative expense increased $80,000, or 7%, for fiscal year 2012 and is due to the growth of our business.

Gain on Sale of Assets

Gain on sale of assets was $7,000 for fiscal year 2012, compared to $111,000 for fiscal year 2011, which was attributable to a one-time sale of a trademark.  We do not expect the sale of assets to be a significant financial contributor to our future business.

Interest Expense

Interest expense increased $62,000, or 16%, to $463,000 for fiscal year 2012, from $401,000 for fiscal year 2011.  The increase in interest expense is due primarily to increased borrowings used to grow the business.

Liquidity and Capital Resources

Our primary sources of cash are existing cash, cash flow from operations and borrowings from members, factors and the revolving loan portion of our credit facility.

	At June 30,		At September 30, 2012
	2011	2012	(unaudited)
Cash and cash equivalents	$274,422	$167,309	$163,142
Revolving loan availability	$1,046	$236,046	$5,358,821

Our primary cash needs are to fund working capital requirements, capital expenditures, and repay our indebtedness (interest and principal payments).  Borrowings under our revolving loan facility are either at the London InterBank Offered Rate (LIBOR), plus a credit spread subject to a floor.  The availability is subject to our compliance with certain contractual financial and non-financial covenants.

Cash Flows

A summary of cash flows from operating, investing and financing activities for the periods indicated are shown in the following table:

	At June 30,		At September 30, 2012
	2011	2012	(unaudited)
Cash flow summary
Provided by operating activities	$(1,740,521)	$(2,310,848)	$(44,152)
Used in investing activities	(278,956)	(300,901)	(655,392)
Provided in financing activities	2,243,024	2,504,636	695,377
Increase (decrease) in cash	$223,547	$(107,113)	$(4,167)

Indebtedness

Bank of West Loan.  On July 16, 2012, we entered into five loan agreements with Bank of the West (collectively, the "Loan"):

•
$9,000,000 Line of Credit Note: We received a line of credit from Bank of the West in the principal amount of up to $9,000,000 due on or before May 31, 2014.  The aggregate principal balance outstanding bears interest at 1.75% above the One-Month LIBOR Rate or 1.75% above the LIBOR Rate, at our election.

•
$3,381,000 Term Note: We received a term note from Bank of the West in the principal amount of $3,381,000 due on or before May 31, 2022.  The aggregate principal balance outstanding bears interest at 2.25% above the One-Month LIBOR Rate or 2.25% above the LIBOR Rate.  Effective October 31, 2012, we entered into a swap arrangement with Bank of the West fixing the interest rate at 4.00% for the period of the loan.

•
$357,000 Equipment Purchase Line of Credit Note: We received an equipment purchase line of credit note in the principal amount of $300,000 from Bank of the West due on or before May 31, 2013.  The aggregate principal balance outstanding bears interest at 2.25% above the One-Month LIBOR Rate.  The equipment purchase line of credit was increased to $357,000 pursuant to a modification agreement we entered into as of October 3, 2012 with Bank of the West.

•
$143,684 Master Equipment Financing Agreement: We entered into an agreement with Bank of the West to finance the purchase of certain equipment on October 2, 2012 in the amount of $143,684.  The aggregate principal outstanding bears 3.75% fixed interest and will be repaid in 36 monthly payments.  The first monthly payment was made on November 1, 2012.

•
$100,000 Foreign Exchange Note: We received a foreign exchange note in the principal amount of $100,000 from Bank of the West due on or before May 31, 2014 that carries a 10% credit percentage and permits us to enter into any spot or forward transaction to purchase from or sell to Bank of the West a foreign currency of an agreed amount.

Security Agreements.  In connection with the Loan, we entered into security agreements pursuant to which we granted to Bank of the West a security interest in all of our personal and real property and our "Truett Hurst" registered mark as collateral for all loans and obligations owing to Bank of the West, including the Loan.

In addition, certain of our executives, as well as certain trusts and other entities under their respective control, entered into guarantee agreements in connection with the Loan.  See “Certain Relationships and Related Party Transactions.”

Factoring Agreements.  In November 2011, January 2012 and April 2012, we entered into three agreements with a factor borrowing a total of $2,579,400 in order to finance three transactions with a vendor. We agreed to assign and sell receivables related to these transactions to the factor at a rate of 100% of each receivable plus 1.25% per month of the unpaid principal amount of the loan. We were fully and unconditionally liable for the principal and interest on the loan; therefore, we accounted for the transfer of receivables as a secured financing. Interest expense includes finance costs associated with factoring activities. The November 2011 and January 2012 agreements were paid in full during fiscal year 2012. The April 2012 agreement for the amount due of $869,400 as of June 30, 2012 was paid subsequent to year end. Interest of $74,737 was paid under these agreements for the year ended June 30, 2012.

Other Notes Payable.  In connection with our purchase of a 50% interest in The Wine Spies, we executed a note payable in the amount of $50,000, which matures on March 1, 2013 and carries no interest.  See “Business—Sales and Marketing—The Wine Spies, LLC Joint Venture.”

We executed a $210,000 secured promissory note payable to Mr. De Meulenaere in connection with our repurchase of his Put Interest.  The note bears interest at 4.5% per annum, with the entire principal balance an unpaid accrued interest due and payable on May 3, 2015.  The note is secured by a membership interest pledge agreement.  See “History and Formation Transactions.”

Contractual Obligations

The following table reflects our contractual obligations as of September 30, 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(dollars in thousands)
Long-term debt obligations	$3,559	$216	$391	$270	2,682
Interest payments on long-term debt obligations(1)	1,056	135	252	226	443
Supply Agreements	20,632	5,723	11,589	3,320	--
Operating lease obligations	955	270	563	122	--
Deferred compensation	--	--	--	--	--
Total	$26,202	$6,344	$12,795	$3,938	$3,125

(1) Reflects fixed rate interest on swap executed in October 2012.

Critical Accounting Policies

Basis of Accounting

Our consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). As of and for the three month period ended September 30, 2012, we have consolidated the operations of our 50% owned subsidiary from the date of acquisition. All significant intercompany balances and transactions have been eliminated in consolidation and our non-controlling interest has been appropriately disclosed on all of the related statements.

Accounts Receivable

Accounts receivable consists primarily of trade receivables from customers. We review accounts receivable regularly and make estimates for allowance for doubtful accounts when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s historical payment history, its current credit worthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. We generally do not require collateral from our customers. We do not accrue interest on past-due amounts. No allowance for doubtful accounts was recorded as of June 30, 2011 and
2012, or September 30, 2012 as bad debts have historically been negligible.

Inventories

Inventories consist primarily of bulk and bottled wine, capitalized cultural costs, merchandise and purchased grapes valued at the lower of cost or market using the first-in, first-out specific identification method. In accordance with general wine industry practice, bulk and bottled wine inventories are included in current assets, although a portion of such inventories may be aged for a period longer than one year.

Costs related to growing grapes on our vineyard are reflected in inventories as capitalized cultural costs. Upon completion of the harvest, these costs are included in bulk wine. Costs associated with winemaking and the production of wine are reflected in inventories as bulk wine until the wine has been bottled and is available for sale.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the useful lives of the asset, principally 20 to 40 years for building and improvements, five years for machinery and equipment, seven to 15 years for vineyard development,10 to 20 years for vineyard equipment, five to 10 years for furniture and fixtures, five years for leasehold improvements and five years for vehicles. Costs incurred in developing vineyards are capitalized and depreciation commences when the related vineyard becomes commercially productive.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from disposition of property and equipment are included as a component of operating income.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted cash flows, an impairment loss is recognized to the extent that the carrying value of the asset exceeds its fair value. There were no events occurring as of June 30, 2011 or 2012 or for the three months ended September 30, 2012 that required an assessment of impairment.

Goodwill and Intangible Assets

We review our goodwill and indefinite lived  intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use April 1 as our annual impairment test measurement date. As of September 30, 2012, we have goodwill from the purchase of The Wine Spies in August 2012 (see Note 15 to the financial statements included in this prospectus).  Similar to our indefinite lived intangibles, goodwill will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered.  Indefinite lived intangible assets consist primarily of trademarks. Intangible assets determined to have a finite life are amortized over their estimated useful lives, principally four years for customer lists, five years for proprietary technology, ten years for non-compete agreement. Patents will be amortized over their estimated legal lives.

There was no impairment of goodwill or indefinite lived intangible assets during the years ended June 30, 2011 and 2012, or the three month periods ended September 30, 2011 and September 30, 2012. Additionally, there were no events occurring as of or for the years ended June 30, 2011 and 2012 or for the three month periods ended September 30, 2011 and 2012 that required an assessment of impairment in addition to the annual assessment.

Other Assets

Other assets are amortized over their estimated useful lives, principally five years for label design costs, 10 years for loan fees, 10 years for lease costs – related party and five years for website design costs.

Revenue Recognition

We recognize wine sales when the product is shipped and title passes to the customer. Our standard terms are ‘FOB’ shipping point, with no customer acceptance provisions. The cost of price promotions and discounts are treated as reductions of sales. No products are sold on consignment. Credit sales are recorded as trade accounts receivable and no collateral is required. Net sales from items sold through our retail locations are recognized at the time of sale.

Sales Discounts and Depletion Allowances

We record sales discounts and depletion allowances as a reduction of sales. For the years ended June 30, 2011 and 2012 and the three months ended September 30, 2011 and 2012, sales discounts and depletion allowances totaled $803,747, $953,712, $168,186, and $258,203, respectively.

Cost of Sales

Costs of sales includes costs associated with grape growing, external grape, bulk wine and finished goods purchases, packaging materials, winemaking and production costs, vineyard and production administrative support and overhead costs, purchasing and receiving costs and warehousing costs. No further costs are allocated to inventory once the product is bottled and available for sale.

Sales and Marketing Expense

Sales and marketing expenses consist primarily of non-manufacturing personnel, advertising and other marketing promotions. Advertising costs are expensed as incurred. For the years ended June 30, 2011 and 2012, and the three months ended September 30, 2011 and 2012, advertising expense totaled $21,632, $50,003, $9,097, and $4,650, respectively.

General and Administrative Expenses

General and administrative expenses include the costs associated with our administrative staff and other expenses related to our non-manufacturing functions.

Shipping and Handling Fees and Costs

We report the amounts billed to our customers for shipping and handling as sales, and we report the costs we incur for shipping and handling as a sales and marketing expense. Our gross margins may not be comparable to other companies in the same industry as other companies may include shipping and handling costs as a cost of sales. Shipping costs were $40,417, $136,366, $16,968, and $32,285 for the years ended June 30, 2011 and 2012, and the three months ended September 30, 2011 and 2012, respectively.

Income Taxes

The LLC has elected limited liability company (LLC) status under the Internal Revenue Code. The members separately account for their pro-rata share of income, deductions, losses, and credits. Therefore, no provision is made in the accompanying consolidated financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of the individual members.

State entity taxes of $800 were recorded for each of the years ended June 30, 2011 and 2012 and for each of the three months ended September 30, 2011 and 2012.

We do not have any entity level uncertain tax positions. We file income tax returns in the U.S. federal and various state jurisdictions. We are no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2007.

Concentrations

Cash: We maintain cash that may, at times, exceed federally insured limits. As of June 30, 2011 and 2012, and September 30, 2012, these limits were $250,000.

Customers: The following tables set forth concentrations of sales and accounts receivable as a percent of each total:

	Net Sales for the Years		Accounts Receivable		Net Sales for the Three Months			Accounts Receivable as of
	Ended June 30,		as of June 30,		Ended September 30,			September 30,
	2011	2012	2011	2012	2011		2012	2012
						(Unaudited)		(Unaudited)

Customer A	23%	33%	28%	-	34%		23%	7%
Customer B	20%	18%	-	48%	17%		13%	5%
Customer C	14%	10%	22%	11%	6%		8%	4%
Customer D	10%	6%	10%	6%	5%		7%	7%
Customer E	-	1%	-	4%	7%		15%	31%

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. We have adopted ASU No. 2011-04 as of July 1, 2012.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU allows for the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is more likely than not that the fair value of the reporting unit is greater than its carrying value, then performing the two-step impairment test is unnecessary. We have adopted ASU No. 2011-08 as of July 1, 2012.

In December 2011, the FASB issued ASU No. 2011-12. The amendments in this Update supersede certain pending paragraphs in ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. We have adopted ASU No. 2011-12 as of July 1, 2012. There are no items of comprehensive income (loss) in our statements of operations.

In July, 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The adoption of this standard provides for the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived asset is impaired. If we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, a quantitative impairment test is not necessary. We have adopted ASU No. 2012-01 as of July 1, 2012.

Internal Controls

In connection with the audits of our consolidated financial statements as of June 30, 2011 and 2012 and for each of the years in the two year period ended June 30, 2012, our management identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness pertains to deficiencies in our accounting research and reporting functions and the closing and reporting process due to a lack of accounting documentation and procedures, a lack of segregation of duties, potential for management override of controls and a lack of current expertise in reporting requirements.

With the oversight of senior management, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the hiring of additional finance personnel. In addition to these efforts, we are in the process of documenting and testing our internal control over financial reporting in order to report on the effectiveness of our internal controls as of June 30, 2013. We have expended significant internal resources in this effort. In particular, in July 2012 we hired a new Chief Financial Officer and in October 2012 we hired a Controller.  However, we can provide no assurance at this time that management will be able to report that our internal control over financial reporting is effective as of June 30, 2013.

Notwithstanding the identified material weakness, management believes the restated consolidated financial statements included in this prospectus fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Effects of Inflation

Our contracts for the purchase of grapes are typically long term, which insulates us from the effects of inflation.  However, because we purchase bulk wine at spot prices, the rate of inflation may affect our cost of sales for products for which bulk wine is a significant input.

BUSINESS

Overview

Truett-Hurst is an innovative and fast-growing Super-premium and Ultra-premium wine company based in the acclaimed Dry Creek and Russian River Valleys of Sonoma County, California.  The core of our business is a combination of direct to consumer sales, traditional brand sales and “custom label” partnerships with major retailers, such as Trader Joe’s and Safeway.  We work closely with our retail partners to develop tailored brands to be sold to the discovery-oriented wine consumer.  We offer a top quality product at a reasonable price, a result of our competitive grape sourcing, high quality wine making and world-class packaging and label design.  Our unique “custom label” model allows us to own the brands that we create, which we believe differentiates us from the traditional private label model.  Our retail partners value their relationships with us because they collaborate in the development of the products and ultimately benefit from the higher margins that we offer them.   We believe that we have attracted these partners as a result of our rapid brand development cycles, our ability to quickly adjust to market demand and because we can bypass many traditional distribution layers to offer higher margin products for our partners’ key target customers.

We have experienced rapid sales growth in the last few years.  Nielsen estimates that 22% of consumer products sold by food and drug retailers in the United States are private label.  However, in the U.S. wine sector, only 3% of sales are made through private labels.  Other more mature wine markets, such as the U.K. and Australia, have much higher penetration of private label wine sales (19% and 16%, respectively).  Given the $33 billion market for wine sales in the United States, the private label business represents a market opportunity of many billions of dollars.

The United States wine industry today is dominated by a few producers who make up the vast majority of sales: The top four wine producers in the United States control approximately 75% of unit shipment.   Our business approach seeks to disrupt this oligopoly by providing high quality wine at a reasonable cost, in part by avoiding an expensive and competitive distribution system.  Likewise, our grocery partners have turned to private label and custom label as a way to gain margin, customer loyalty and differentiation that allows them to compete with powerful producers and suppliers for this growing market.

In addition to our focus on our custom label business model, we also have business operations in the direct to consumer and traditional three-tier distribution channels.  Our direct to consumer channel consists of sales through our tasting rooms and wine clubs, which serve as strong tools for increasing brand visibility and loyalty, and through our ownership interest in The Wine Spies, LLC (“The Wine Spies”), an internet wine retailer specializing in short-lived “flash” sales.  Our more traditional three-tier distribution business consists of sales of our wine under four fully owned labels, Truett-Hurst, VML, Healdsburg Ranches and Bradford Mountain through a variety of distributor channels.

Established in 2007 by Paul and Heath Dolan and Phil and Sylvia Hurst, Truett-Hurst has brought together two families with a deep understanding of the wine industry.   Paul Dolan is a fourth generation master winemaker and a leader of the organic and biodynamic farming movement, and Phil Hurst is an experienced operator, wine entrepreneur and sales executive.  Having worked together at Fetzer vineyard from the mid-1980s to the mid-1990s, Paul and Phil shared a passion for winemaking and business entrepreneurship and came together to build a creative, innovative and fun wine company.

What began as a small estate winery has developed into a growing and innovative wine company.  In fiscal 2008, our first year of operations, we sold 2,616 cases, generating $466,000 net sales.  In fiscal 2012, we sold over 160,000 cases of wine, generating $12.69 million net sales.

We believe there are distinct market opportunities within the wine industry as a result of the fragmented nature of the industry and challenges related to distribution channels.  Furthermore, we believe we are well positioned to capitalize on these market opportunities due to our high quality wines and our distinct approach to production and distribution.

Market Opportunity

A combination of fundamental market changes in the United States created this opportunity for us, including:

•
Steady growth in U.S. wine market:  The U.S. wine market has grown at an average annual rate of 5% over the past decade and is now the largest in the world (although per capita consumption remains relatively low).  In the recent past, growth in wine sales has been focused in domestic brands; from 2007 to 2011, wine imports have only grown by 1.6% per year. According to the 2011 Gomberg-Fredrikson & Associates Annual Wine Industry Review for the 12 months ended December 2011, two of the three fastest growing price points are the $7-$14 (“Super-premium”) and over-$14 (“Ultra-premium”) segments.  We have focused on the higher end of the Super-premium segment and also have a significant presence in the Ultra-premium segment, which together account for 66% of winery sales revenue for fiscal 2011.

•
Market ripe for disruption: Food retailers account for roughly 65% of wine sales, with a high concentration of share among only a handful of major wine producers and distributors.  The top four wine producers in the United States control approximately 75% of unit shipments.  In order to compete with powerful producers and suppliers for this growing profit pool, food and grocery retailers have turned to private label programs as a way of gaining margin, customer loyalty, category growth and differentiation.

•
Retailer focus on innovation: Increased market competition has heightened for retailers the emphasis on consumer traffic to grow same store sales year over year.  In order to create excitement in their stores, major global retail chains and top wine retailers in the United States have made wine and packaging innovations, including “earth-friendly” elements, a key strategic initiative for 2013 and beyond.   Our core values are aligned with our retail partners’ initiatives and consumer consciousness as we strive to make our products in a way that minimizes waste and fossil fuel usage and increases recyclability.

•
Private label model remains in its infancy:  Nielsen estimates that, in the United States, only 3% of wines by dollar value were sold through private labels in the year to date, as of August 2010, which was a 20% increase compared to the prior year.  Other mature wine markets have experienced considerably higher penetration; for example, private label wine sales make up 19% and 16% in the U.K. and Australia, respectively. The U.S. market appears poised for growth in this segment.

•
Declining brand loyalty:  Along with robust growth, the U.S. wine market has also witnessed a proliferation of new brands.  In 2010 alone, the United States approved 120,000 new wine labels. Consumers have shown an increasing appetite to sample new labels and varietals, which can be promoted cost-effectively on an in-store basis.  For example, relatively new brands like Cupcake, Menage a Trois and Gallo’s Apothic grew by 55%, 18% and 258%, respectively, in 2011.  Food retailers are well-positioned to manage this promotion as they control the shelf space and brand positioning in their stores.  In an ever more crowded market, this advantage has become increasingly valuable.

•
Double-digit growth of internet retailing: Small but rapidly growing, the internet segment grew by 11.6% in 2011, totaling 2.7 million cases.  Growth in the internet segment continues to outpace brick and mortar retailer sales and we believe it is poised to surpass winery direct sales.

•
“Premiumization” of the market: Following years of explosive growth in the late 1980s and early 1990s, the U.S. market experienced a supply glut which resulted in severe pricing pressure from so-called “value brands.”  Due to significant consumption growth of California wines and the reduction of imported wines, as well as exchange rates and taste preference changes, this trend has reversed in the current cycle, with the Super-premium and Ultra-premium segments among those experiencing the highest growth.

•
Significant direct to consumer sales growth: Tasting room and wine club sales accounted for 4.2 million cases in 2011 for the industry and are typically the highest gross margin sales for a winery, averaging greater than 60%.  Our direct to consumer net sales increased 53% for the fiscal year ended June 30, 2012 and 59% for the quarter ended September 30, 2012 versus the prior-year quarter, with margins consistent with industry averages.

Our Strategy

Recognizing the opportunity created by these trends, Truett-Hurst’s founders developed a strategy focused on the following key elements:

•
Model scalability will drive growth:  We combine the best of deep experience in the wine industry and the speed and agility of a start-up to work with both retailers and distributors to develop and market new brands.  Because we are smaller, more agile and less prone to layers of decision making and because we have a word-class brand development/creative team in house, we are able to launch innovative new brands faster and more cost-effectively.  This allows us and our partners to respond rapidly to market opportunities.

•
Highly collaborative channel partnerships:  Our management believes that it is critical to support multiple players in the distribution system in order for a young company to defend a sustainable market position.  This includes a strong collaboration with well-known and reputable retailers who are looking for innovative, higher-margin brands to market.  Our reputation has been enhanced by our success with these channel partners, leading to new opportunities in brand development, including selling some of our brands via traditional three-tier distribution at a reduced cost.

Currently, we have a small share of this sizeable market. For example, for the first two quarters of fiscal year 2013, we expect our sales to Safeway to be less than $5 million, which is less than 1% of Safeway’s 2011 annual wine sales. Our goal is to expand our sales with existing retailer partnerships, including large businesses such as Trader Joe’s, Safeway and Total Wines and More, as well as increase the number of new major retailers that we partner with, including The Kroger Company, Publix and Wal-Mart.

•
Collaborative and rapid brand development.  Our development process with our partners is highly collaborative and our products are developed based on our partners’ market data and understanding of what their customers want.  Instead of developing a brand and bringing it to market based on consultants’ input and wine maker reputation, we exploit our retail partners’ quantitative data about brands, price points, packaging, and varietals that their customers are buying.  When we initiate a partnership, we approach a retailer with numerous concepts; an agreement to move forward typically includes multiple brands, varietals and price points that are launched in tandem.  This allows the retailer to test various concepts, with the expectation that about half of the brands will be successful and further developed, while the other half will be scaled back or discontinued.   Typically, it takes six months from the initial conversations with a retailer until the product is on the retailer’s shelves.

•
Quality focused on the robust premium sector: The private label business has historically focused on the generic, Sub-premium category (below $7 per bottle retail price) with wine quality consistent with the price points.  Recognizing growth in this sector, we have positioned ourselves in the Super-premium and Ultra-premium segments.  In order to support our premium strategy, we have identified and contracted premium grape sources from Paso Robles, Sonoma and Mendocino Counties.  Our founders’ diverse and extensive experience in the industry allows us to leverage longstanding relationships with California growers, an increasingly important asset as grape supplies tighten globally.  We are also able to source grapes on a priority basis from our founders and members of our management team, who collectively control 500 acres of vineyards in Sonoma and Mendocino Counties.  In addition, we have hired a top quality winemaking staff and invested in state of the art systems and equipment.

While we have focused primarily on the higher end of the Super-premium segment, we also have a significant presence in the Ultra-premium segment of the industry.

•
Innovative, world-class packaging and label design:  Given the proliferation of brands and the need to “rise above the noise” in wine displays, innovative labeling and packaging is increasingly important to success in launching new wine brands.  Our founders have world-class experience in this area and are establishing a reputation as market leaders with novel packaging, such as evocative paper-wrapping, unique bottle shapes and the world’s first paper-based bottles.

o
Evocative wine wraps: We have developed, produced and sold one of the world’s first “wine wrap” packaging concepts to Safeway, one of the country’s largest wine retailers.  We have applied for trademarks on the wine wrap brands and a patent on the unique packaging.

o
The world’s first paper bottle: We are in final negotiations for a seven year exclusive agreement with the producer of what we believe to be the first ever paper wine bottle.  The product is scheduled to be produced in spring 2013 and we are in deep discussions with several of the top U.S. retailers and distributors including Safeway, The Kroger Company, Young’s Market Company and Southern Wines and Spirits to sell the product exclusively for one year.

o
Proprietary square bottle:  We have designed a unique square-shaped glass bottle and created a brand that will “own” this concept.  We have applied for a trademark on the brand and a patent on the design.  We have partnered with one of the country’s fastest growing and most important wine retail chains, Total Wines, to produce and sell 40,000 cases (approximately $3.5 million in sales) in the first 12 month period beginning spring 2013.

•
Management team: The founding team of Phil Hurst and Paul Dolan represents decades of experience in the wine industry and success at building businesses to scale, typically only seen in much larger, global players in the wine and spirits industry.

o
Phillip L. Hurst, Co-Founder, President and Chief Executive Officer: co-founded and helped build WineryExchange into a global private label beer, spirits and wine company with more than $100 million in sales.

o	Paul E. Dolan, III, Co-Founder: worked at Fetzer Vineyards for 27 years, initially as wine maker and later President, and scaled the business from 30,000 to over 4 million cases sold per year.

o	Virginia Marie Lambrix, Director of Winemaking: experience making wine for such leading producers as De Loach Vineyards, La Follette and Hendry Ranch.

o	Heath E. Dolan, Co-Founder, Director of Vineyard Operations Operations: has 16 years of experience in the wine business, including managing cellar operations for Fetzer Vineyards.

o
Kevin Shaw, Independent Contractor/Creative Director: has nearly 20 years of experience as a designer.  As proprietor and founder of Stranger and Stranger design agency, he received the 2012 Harpers Wine & Spirits Magazine Design Award for “Best Design Agency.”  Kevin designs over 100 beverage brands every year in markets all around the world, including Jack Daniels, Avion Tequila, Lillet and The Kraken Spiced Rum.  Collectively, his brands sell over a billion bottles a year.

o
James D. Bielenberg, Chief Financial Officer: more than 30 years of public and private accounting experience.  After gaining public accounting experience with Arthur Young (now Ernst & Young), he has spent the last 25 years working in wine-making operations with such well known firms as Kendall-Jackson, Francis Ford Coppola Winery, Ascentia Wine Estates and Rodney Strong Vineyards.

o
Daniel A. Carroll, Director: retired partner of TPG Capital, where he was a founder of the firm's Asian operations (formerly Newbridge Capital). Prior to 1995, he spent nine years with Hambrecht & Quist Group.

o
William R. Hambrecht, Director: after selling Hambrecht & Quist in 1998, Bill founded WR Hambrecht + Co. where he is now Chairman and Co-CEO.  He has been actively involved in the wine business for 40 years as an owner and operator of vineyards and wineries.

•
Presence in internet channel: We recently acquired a 50% controlling stake in The Wine Spies, an internet wine retailer specializing in short-lived “flash” sales. The Wine Spies offers daily sales of premium wines that are sourced directly from wine producer/wineries.  This relationship allows us to participate in the emerging internet channel.

•
International Expansion: We have partnered with Trialto, Canada’s premium wine agency specializing in wines of People, Place and Time, and Vittoria Coffee, Australia’s most popular coffee blend and suppliers of food products to over 5,000 individual customers.  In addition, the company is launching the Bradford Mountain brand in China where there are currently only two major California Zinfandel brands in existence, Seghesio and Ridge Vineyards.

Industry Overview

According to International Wine and Spirit Research, the global wine industry generates $180 billion in sales per year, producing over seven million gallons of wine.  The top ten wine producing countries produce over 80% of the world’s supply, with the top four accounting for nearly 60% of all wine in the world.  France and Italy are market leaders, each providing over 17% of worldwide production, followed by Spain at 14% and the United States at 10%, according to The Wine Institute.  The global wine market is characterized by a handful of large producers (producing over one million cases per year), but generally is highly fragmented, comprised of thousands of small producers (producing less than 25,000 cases per year).

Within the global landscape, the U.S. wine market is one of the fastest growing markets in the world, in both production and consumption.  It has expanded rapidly over the past few years, driven by increased consumption, government support, online wine purchasing and a growing young population.  According to the Beverage Information Group, wine consumption has grown in the United States for 18 consecutive years, with total wine consumption rising to more than 312.4 million cases in calendar year 2011, representing a gain of over 70 million cases in the past decade.  In fact, according to the Wine Institute, the United States now ranks first in wine consumption in the world.  In 2010, approximately 784 million gallons of wine were consumed in the United States.  Of the 784 million gallons, 677.5 million were produced in the United States, and 606.5 million, or 90%, of these were produced in California.  U.S. consumers bought an estimated $32.5 billion of wine in 2011.

Source:  The Wine Institute

Looking forward, the U.S. wine market is expected to achieve a value of approximately $33.5 billion, with 871 million gallons of wine sold by 2013, according to the RNCOS US Wine Market Forecast 2012. The economic recession, while highly impactful on other industries, has had little overall effect on the U.S. wine industry as consumers have moved to enjoying lower-priced bottles and wines by the glass.

In terms of the competitive landscape in the United States, the market has several major wineries but is otherwise highly fragmented.  According to a Silicon Valley Bank research report, there are approximately 7,500 wineries in the United States and approximately 150,000 labels available every year.  Growth has been robust over the last decade, as shown in the chart above.  The Wine Institute reports that California has 3,540 bonded wineries that produced $19.9 billion in estimated retail value in 2011, and exported $1.4 billion to foreign markets.

On the supply side, overall wine production has contracted over the last several years on both an international and domestic basis.  As the chart below illustrates, bulk wine supply has declined over the last six years in California, the leading region in production for the United States.

Source: www.winesandvines.com

In response to this shortage in supply, many wine producers sought to lock up bulk supplies, driving up the price of grapes in the region.  Despite the better than expected harvest for 2012 and the expected ramp up of grape production over the short to medium term, longer term supply shortages are still a concern.  Recognizing the trend of tightening grape supply, we negotiated favorable long term contracts with our suppliers ranging from one to four years in duration.

Overall, the wine market is growing steadily in both developed and emerging economies.  Increasing disposable incomes, rising awareness about the medical benefits of wine, and the consumer shift toward consumption of premium alcoholic beverages are driving impressive growth in the wine industry.  Wine consumption has surged particularly in developed nations such as the United States, Canada, Australia and Chile.  In 2000, the United States consumed 568 million gallons of wine; in 2010, consumption was 784 million gallons, an annualized increase of 3.3% per year, and an overall increase of 38.0%, according to The Wine Institute and Gomberg-Fredrikson & Associates.  Pricing too has generally risen, particularly in the Ultra-premium brand category of $14.00 per bottle and above.  Between 2010 and 2011, this category saw significant price growth, and Silicon Valley Bank expects to see 2012 sales growth rates of 7-11%.

In light of increasing global demand, our advantageous supply contracts, management expertise, and strong brand development capabilities, we believe we are well positioned to successfully navigate the industry landscape.

Our Growth Strategy

We believe that we can benefit from this market opportunity and continue to grow our business aggressively relying on our competitive strengths: access to vineyards owned and managed by our founders and investors; our experienced and knowledgeable team; our extraordinary relationships with the world’s top wine retailers; and our innovative approach to distribution and brand development.

We intend to grow by:

•
Continuing to develop innovative products that meet the needs of wine retailers.   We have developed a reputation for developing innovative new brands and working closely with our retail partners to develop brands that cater to customer demands and that permit our retail partners to increase their consumer traffic and grow their same store sales.  We intend to continue to develop brands with our retail partners by relying on our branding expertise.  We also intend to continue our innovations, such as our evocative “wine wraps,” the paper bottle, and the square bottle, and exploit these in order to build our brands and market share with wine retailers.

•
Growing our retailer base to include the top ten U.S. and global retail chains.  We intend to pursue relationships with the largest retail chains in the United States and around the world.  This will allow us to become less dependent on our existing retail relationships and reduce the risk associated with losing any particular retailer relationship.

•
Expanding our direct to consumer business.  We intend to build our wine clubs via targeted PR and advertising, expand our tasting rooms and create exciting new events at our wineries.  The direct to consumer distribution channel allows us to respond rapidly to consumers and anticipate and establish new market trends.  The direct to consumer business generates attractive margins, so we intend to expand this distribution channel in order to achieve our growth objectives.

•
Building our internet customer base. We intend to build our internet presence.  We recently acquired a controlling interest in The Wine Spies, and we intend to develop The Wine Spies distribution channel.  With strong margins and a solid business platform, we believe our internet e-tailer is poised for strong growth.

•
Expanding into key international markets.  With our recent launch of our wrapped bottle project, we are beginning to experience demand in Canada, Europe and Australia.  In late 2012, our distributor in Canada, Trialto, met with all of the large regional Liquor Control Boards and obtained listings for our brand Dearly Beloved, some of our wrapped wines, including Curious Beasts, and commitments for both the paper bottle and square bottle projects to be launched in spring 2013.  Several retailers in the United Kingdom are requesting information and gathering samples.  In Australia, the nation’s largest coffee company and “total café solution,” Vittoria Coffee, has decided to enter the wine distribution market after spotting our Dearly Beloved on a research trip the United States.  Samples have been sent, pricing has been agreed and we anticipate our first orders in the late 2013.  In addition, Vittoria is also interested in launching our wrapped wines in mid-2013.

•
Continuing to develop new ways to engage customers and to distribute our products. By aggressively tackling the market in nontraditional ways — direct to the trade and consumer, rather than through layers of sales entities and employees — Truett-Hurst can respond quickly to the needs of consumers, retailers and restaurateurs.  We also are able to anticipate and even establish new trends. We are constantly challenging the status quo and always on the lookout for new innovations and approaches to the market. Simply said, we are discovery-oriented in our approach. This is somewhat counterintuitive especially when you consider that wine has been with us for about 7,000 years.  We believe that tradition, to some degree, has stymied creativity.

•
Building our national brands.  We have built strong “traditional three-tier” brands, including Truett-Hurst, Healdsburg Ranches and Bradford Mountain.  We plan to continue to market and promote these products with our partners.

Our Products

Our labels

We produce a wide spectrum of varietals, including Pinot Noir, Chardonnay, Sauvignon Blanc, Merlot, Cabernet Sauvignon and Zinfandel, across a number of premium price points from $7.00 to $50.00 for three distinct channels of distribution:  direct to consumer, three-tier and private label.

Our private label business accounts for more than 70% of our annual revenues; however, our three-tier and direct to consumer business contribute significantly to our gross margins.

Product	Price Range	Key Varietals	Distribution Chanel	Gross Margin Benefit
Truett Hurst	$20-$50	Zinfandel	Direct to Consumer/Three-Tier	High

VML	$20-$50	Pinot Noir/Chardonnay	Direct to Consumer/Three-Tier	High

Bradford Mountain	$20-$40	Zinfandel/Syrah	Direct to Consumer/Three-Tier	Medium/High

Healdsburg Ranches	$10-$20	Chardonnay/Pinot Noir/Zinfandel	Three-Tier	Medium

Evocative Wraps	$12-$50	Various	Private Label	Medium

The Fugitive	$25	Red Blend	Private Label	Medium

Dearly Beloved	$8	Red Blend	Private Label	Low

Sauvignon Republic	$8	Sauvignon Blanc	Private Label	Low

Harbor Front	$10-$15	Chardonnay/ Cabernet/ Sauvignon/Merlot/ Pinot Noir	Private Label	Low

Kiarna	$10-$20	Chardonnay/ Cabernet/ Sauvignon/Merlot/	Private Label	Low

Hobson	$10-$20	Chardonnay/ Cabernet/ Sauvignon/Merlot/	Private Label	Low

We also sell Balance by Heath Dolan through both the Truett-Hurst tasting room and into the three-tier system.  Balance by Heath Dolan is a biodynamically farmed red wine blend, sourced from the Dark Horse vineyards located in Mendocino County, California.  It is sold and marketed exclusively through our tasting room and through the Total Wines and More retail stores located throughout the United States, with 87 stores located in 14 states and growing, according to Total Wines’ website.

Our wineries

The first winery we established in 2007 was Truett-Hurst in the Dry Creek Valley appellation of Sonoma County.  Truett-Hurst is located approximately six miles west of downtown Healdsburg.  Truett-Hurst is a Super-premium winery that focuses primarily on red varietals with the “indigenous” Dry Creek variety Zinfandel as the lead product.  The wine prices range from $20 to $50.  Additionally, the winery makes a range of other varietals that are sold exclusively from our tasting room, including Chardonnay, Sauvignon Blanc, Pinot Noir, Petite Syrah and other red blends.

Our second winery operation and brand, VML, was established in 2011.  The winery is located in the Russian River appellation, approximately five miles southwest of the town of Healdsburg, California.  VML are the initials of our winemaker Virginia Marie Lambrix who has long had a passion for Pinot Noir and Chardonnay.  The VML winery, leased from the Hambrecht family, produces Super-premium wines from grapes purchased from local growers, including from our founders and members of our management team.  VML produces Ultra-premium wines made from the traditional varietals made in Burgundy, France, Pinot Noir and Chardonnay.  Virginia Lambrix has identified and contracted unique vineyard lots from highly sought after, cool climate, Russian River vineyards in order to craft award-winning wines.  The wines are sold primarily through our direct to consumer channel and range in price from $30 for the Russian River Chardonnay and Pinot Noir to $75 for the top end vineyard designated Pinot Noirs.  Additional varietals, including Sauvignon Blanc, Gewurztraminer and Rosé, are included in our tasting room offerings.

The Bradford Mountain brand, a historic and award winning brand was acquired from the Hambrecht family in 2011, is also sold in the VML tasting room and through our three-tiered distribution model.  Bradford Mountain wines are made exclusively from grapes grown in Dry Creek Valley and highlight wine from the Hambrecht-owned Grist Vineyard, a 1,200 foot elevation vineyard located in the western foothills of the Dry Creek appellation.  This mountain range has a southern exposure, due to elevation and proximity to the Pacific Ocean that provides conditions ideal for ripening grapes.

VML Winery, Russian River Valley

Our Retail Exclusive Brand Labels

We also develop exclusive brands designed for our retail partners.  Unlike other “private label” wineries, we own these brands.  With their long history in the private label business, our management team has relationships with some of the world’s top retailers, including Safeway, Costco, Trader Joe’s, The Kroger Company, Wal-Mart, Sam’s Club, Tesco UK, Fresh and Easy, Whole Foods and Total Wines and More.  The brands we develop for retailers are created specifically to address the needs and requests of our retail partners.  Our portfolio of wine brands in this segment include, among others:

•	Sauvignon Republic

•	Dearly Beloved

•	The Country Fair

•	The Fugitive

•	Harbor Front

•	Eden Ridge

•	Martin Family Vineyards

•	Balance by Heath Dolan

•	Bewitched

•	Fuchsia Rose

We have devoted a great deal of our resources to developing and building this segment of our business.  The retail exclusive brands represent more than 70% of our current wholesale revenue and is our fastest growing segment.

Wine Supply and Wine Production

Due to increasing consumption and strengthening economies around the world in 2011 and 2012, global wine and grape supplies have dramatically tightened creating a worldwide shortage and increasing prices for premium wines.  We recognized this trend early and began aggressively targeting new sourcing opportunities at pre-market high prices.  At this point in the supply and demand cycle, sourcing high quality grapes from noted regions around the world is a key element of our long term strategic plan.  Our grape and wine sourcing plan is made up of a combination of long term contracts with sizeable partner-owned and managed vineyards (approximately 500 acres or 175,000 case equivalents), and multi-year (one to four years) grape, bulk wine and bottled goods.  Currently our total commitments account for approximately 300,000 cases annually or approximately 80% of our total sourcing needs for fiscal year 2013.

Wine Contracts

While taking advantage of a wine glut in California in 2008-2011 we accurately identified the wine shortage that has dramatically affected California wine supplies in 2012.  In response to this analysis we aggressively sought out wine and grape supply contracts resulting in one to four year agreements accounting for more than 60% of our production.  In addition, because we were able to act before the shortage we were able to lock in significantly below market prices.  We regularly enter into both short- and long-term contracts to purchase grapes.  Typically, we enter into an agreement with a term of one to four years, that requires us to pay an agreed upon price per ton that varies according to the type of grape, and in certain cases, the vineyard block in which the grapes are grown.  The contracts are typically terminable after the specified number of harvests, unless earlier mutually agreed to by the parties.

Our team is also very adept at buying opportunistically on the bulk wine markets as way to provide flexibility in our sourcing strategy, take advantage of high quality spot market wines and balance our overall inventory position through an outsourcing business model.  While these purchases are generally small they represent the agility that is built into our company.

Partner Owned Vineyards

In addition to our 15 acres of company-owned vineyards, our founders, executive officers, and principal stockholders also own and operate vineyards. The majority of the grapes produced from these vineyards are sold to us at market prices or slightly below market prices, with the balances sold to other wineries. The vineyards include:

•	Ghianda Rose Vineyards, owned by the Dolan family, approximately 40 acres of Mendocino County Chardonnay, organic and biodynamic certified.

•	Gobbi Vineyards, owned by the Dolan family, approximately 40 acres of Mendocino Country Chardonnay, organic certified.

•	Lovers Lane Vineyard, owned by Phil Hurst and the Dolan family, approximately 140 acres of Zinfandel, Cabernet Sauvignon and Petite Syrah.

•	Floodgate Vineyard, owned by the Hambrecht family, approximately 100 acres of Russian River Valley Pinot Noir and Chardonnay.

•	Grist Vineyards, owned by the Hambrecht family, approximately 100 acres of organically farmed Dry Creek Valley Zinfandel, Petite Syrah and Syrah on the historic Bradford Mountain.

•	Dark Horse Vineyard, owned by the Dolan family, approximately 120 acres of biodynamically farmed Zinfandel, Cabernet Sauvignon, Syrah and Petite Syrah located in Mendocino County.

Truett-Hurst Vineyard, Dry Creek Valley

Wine Production

Our winemaking strategy is designed to emphasize wine quality at every price point.  Our higher priced Russian River Valley and Dry Creek Valley wines are crafted in the state of the art VML winery located in the Russian River Valley.  The VML winery currently can crush, ferment and oak barrel age approximately 500 tons (35,000 cases) of Ultra-premium grapes annually, with capacity to increase to 2,000 tons with additional capital improvements. We also outsource wine production to the Sonoma County winery Owl Ridge, the Mendocino outsourcing specialist winery Rack and Riddle and state of the art Paso Robles winery Robert Hall.  Internationally we partner with Wairau Vineyards in New Zealand to produce our 90 point Wine Spectator-rated Sauvignon Republic Malrborough Sauvignon Blanc.

Under the watchful eyes of our award winning and highly experienced winemaking team, headed by partner and lead winemaker Ginny Lambrix, every ton of grapes or gallon of wine are meticulously managed to produce the finest wine possible.  For us, however, wine quality starts in the vineyard so our winemaking team works extremely closely with each and every one of our more than 25 growers around the state.  Our goal is to farm as much of our fruit as possible sustainably, organically or biodynamically and our growers regularly taste their wines with Ginny Lambrix to understand our quality expectations and opportunities to improve.  Our Truett-Hurst Estate vineyard is farmed according to biodynamic standards and most of our purchased grapes come from organic, biodynamic or sustainably farmed vineyards.  For example, Grist Vineyard is organic certified and Dark Horse Vineyard and Ghianda Rose Vineyards are biodynamically certified.  Additionally, Gobbi Vineyards is farmed organically.  Some of our purchased fruit which comes from Swicegood, Ivywood, Aldine, Knowlton, Floodgate and Reuling are farmed organically but not certified. Virginia Lambrix and her team track the growing season from the moment we hit “bud break” to the final harvest.

Our wines have consistently scored in the upper 80s to mid 90s out of 100 in The Wine Enthusiast and The Wine Spectator, the two periodicals that we feel most accurately review wines.  We also enter a few select wine competitions where we have regularly received Gold and Silver medals.

Our Team and Culture

While we consider ourselves a young company, our team possesses a skill set unmatched by any wine company in the United States.  From grape growing to winemaking to sales and marketing, we have strived to attract the “best of the best” the industry has to offer.  Our seasoned team members have worked their way up through the industry often achieving senior level positions in noted wine companies, such as Diagio, Constellation, Brown Forman, Fetzer Vineyards, Kendall-Jackson, DeLoach, Rodney Strong, and Mark West Springs.  We have sought to foster a dynamic and energetic culture where teamwork prevails but individuals have the leeway to make timely decisions that have an impact on the business.  We share an entrepreneurial spirit and believe we can build a fast growing and successful business that can change the way consumers purchase and enjoy wine in the world.

In addition to building a world class team and shaping our culture, an important part of our strategy is to find and partner with the best organizations and individuals we can in the business in order to leverage our core competencies in the most efficient, cost effective and profitable manner we can.  We are proud of our corporate partners throughout our sales channels – large retailers, three-tier distributors and others.

Sales and Marketing

Sales and marketing is one of our particular strengths and sets us apart from our competition.  Our CEO, Phil Hurst, has several decades of experience in the wine industry, and as co-founder and SVP of Sales and Marketing of Winery Exchange, built one of the most innovative and successful private label manufacturers in the world.  Phil brings not only this experience in operations and building organizations, but also his unparalleled retailer contacts and relationships.

Phil is joined by Kevin Shaw, who also has over 20 years experience creating and building brands with the world’s largest drinks suppliers.  Kevin was responsible for developing and introducing the acclaimed Evocative Wine Wrap.

We call directly on the world's largest retail chains and partner with brokers Trinity Wines and Spirits and Trialto of Canada to support our three-tier brands.  Our national sales manager oversees these activities and the company is looking to expand resources in this area.

We focus on highly targeted, direct marketing activities, such as public relations, wine periodicals, social media, and regional advertising for our three-tier brands.  For our private label brands we rely on our agreements with our retailer partners to regularly support our products with significant advertising and display activities.

Most wine producers focus their business on one or two of the three primary distribution channels.  By contrast, we rely on four principal channels for our products:  direct to consumer, traditional three-tiered distribution, direct to retailer and internet e-tailing.  We believe that we have a distinct strategic approach to distributing through each of these channels, which further distinguishes us from our competitors and avoids concentration risk.

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Direct to consumer:  in the direct to consumer channel, we rely on our tasting room sales and wine clubs.  We view our tasting rooms as excellent venues in which to build a strong brand and generate customer loyalty.  While the tasting rooms at Truett-Hurst and VML initially have represented mostly brand and customer loyalty building tools, and as fun ways for us and our friends and fans to enjoy some excellent wines, they are now significant revenue and profit centers representing our highest gross margin business and provide important credibility with our private label customers further differentiating us from our competitors.  We have also discovered that there is no stronger way to build relationships with a consumer than the experience of visiting the winery.  Our fast growing wine clubs further build and maintain this bond, along with the many winery hosted events, bringing the customer back, time and time again.

In this channel, we ship via UPS directly to our customers around the country that live in states that permit direct shipping.  We have negotiated favorable shipping rates based on the volume of wines selling from our two tasting rooms and our partnership with internet retailer The Wine Spies.

Our tasting rooms and wine clubs produced revenues of $2 million in fiscal 2012 and $1.4 million in fiscal 2011, showing a significant increase of 43%.

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Traditional three-tiered distribution:  we sell our brands through traditional distributor channels.  Currently, we produce and sell wine under four fully owned labels:  Truett-Hurst, VML, Healdsburg Ranches and Bradford Mountain.  We plan to develop or purchase other labels over time to add to this channel.  We sell our wine directly to California distributors that operate state-wide or regionally. In this channel we sell wine to the distributor at a wholesale price, and the distributor marks it up and sells it on to various wine stores and restaurants that ultimately sell to retail customers.

We utilize many of the country’s largest and most successful wine and spirits distributors to hold inventory and stock our retailer partners.  By leveraging our private label business with our traditional branded business we are able to negotiate below market rates and garner a disproportionate amount of senior management attention and salesperson effort.  Our most important distributors are:

o	Young’s Market Company – California, Washington, Oregon

o	Republic National Distributing Company – Texas, Midwest region

o	Wirtz – Illinois

o	Winebow – Eastern region

•
Private label/direct to retailer:  We create and sell brands to the nation’s largest wine retailers, such as Trader Joe’s, Total Wines & More and Safeway that work with us directly to promote and advertise our wines.  While many other wine makers sell into this channel, we have sought to bring our novel approach to the direct to retail channel.  Whereas most wine makers assign the trademarks to the retailers when they either  create private label  wines or develop brands for them, we will custom-develop brands for a retailer and retain ownership of the brand.  This gives us the ability to move our private label brands into broad market distribution after the exclusivity period or if a brand becomes very successful, further building brand equity.

We acknowledge that the retailer has a unique relationship with its customer.  We also recognize that the retailer has developed a particular position or standing in the minds and heart of its consumers.  We want to honor that relationship by developing and providing products that support and reinforce that dynamic.  We also recognize that it is ever-changing and developing, and we are prepared to adapt to their needs.  Therefore, we work hand in hand with the retail buyers to create and design products and packaging that meets retailer needs.

Many retailers have established distributor relationships across the country that allow them to leverage their regular branded business and their private label business.  In most of these cases they have negotiated below market rates in order to achieve higher margins and provide better value to their customers.  In cases where retailers have not established such distribution relationships, we employ our regular three-tier distributors.

Retailers to whom we sell through this channel include:

o	Trader Joe’s

o	Total Wine & More

o	BevMo!

o	Safeway

o	Costco

Consistent with industry practices, we do not have formal contracts or written agreements in place with our distributors.  Most states allow suppliers to move freely between distributors, while some states require a formal release from a distributor if the brand owner wants to make a change.  For most of our private label brands, we have agreements with the distributors organized by the retailers (Trader Joe’s and Total Wines & More specifically) that allow us to move our brands should we decide to terminate them with the retailers.

The Wine Spies, LLC

Pursuant to a membership interest purchase agreement dated August 1, 2012, we purchased 50% of the outstanding membership interests in The Wine Spies.  The operating agreement of The Wine Spies, also dated August 1, 2012, entitles us to a 50% allocation of gains and losses from The Wine Spies.  The remaining 50% membership interest is held by Jason Seeber, a founder of The Wine Spies and currently its chief executive officer.  Additionally, we were granted all right, title and interest in “The Wine Spies” trademark.  The Wine Spies is managed by a board of four managers.  We have the right to name three managers, and Jason Seeber has the right to name one manager.

Intellectual Property

We sell our products under a number of trademarks that we own.  As of December 31, 2012, we had 15 registered trademarks, 19 published trademarks, and seven pending trademarks.  They are:

Registered	Published		Pending
Truett Hurst	Mad Duck	Wonderland	California Square
Bradford Mountain Winery	Natures Gate	Svengali	Juice Brothers
VML	One Man Band	Sustainable Farm	Paper Boy
Dearly Beloved	Bewitched	Sonoma Ranches	Paso Ranches
Varietals	“By Locals for Locals”	Schuck’s	Sweet Evil
Forever Red	Candells	Queen’s Court	The Criminal
Wild Board (design)	Cense	Pinot Republic
The Fugitive	Center Street
Harbor Front	Chateau Crisp
Healdsburg Ranches	Coolis
Sauvignon Republic	Eden Ridge
Stonegate	Fuchsia
The County Fair	Inconspicuous

Pursuant to an agreement with West Coast Paper Company (“WCP”), we were assigned all rights to a series of “wine wraps” jointly developed by us and WCP in consideration for our granting certain exclusive manufacturing rights to WCP.  This assignment is perpetual and fully transferable.  The exclusive manufacturing rights granted to WCP are for a term of three years.  We have applied for a U.S. patent for the wine wraps, which is pending.

We are currently in negotiations to obtain a seven year exclusive sales right for the use of a paper bottle in connection with wines sales in the United States and Canada and the right of first refusal for other alcoholic beverages.  This agreement is initially a two-year agreement with provisions to extend the term to seven years if both parties achieve agreed milestones.  In addition, this agreement fixes the price of the empty paper bottles over this term. We anticipate that this agreement will be finalized by February 1st, 2013.

Upon developing our final design for our square bottle concept, we will apply for a design patent with the U.S. Patent and Trademark Office.  Once granted, this patent will protect our proprietary wine bottle design from duplication by our competitors.

Competition

We operate in a highly fragmented market that is nevertheless dominated in the United States by a handful of extremely large volume producers.  According to date from United States Tax and Trade Bureau and the Wine Institute, in 2010 more than 7,600 wineries operated in the United States, with over 3,300 in California, which grows 90% of wine grapes and produces 90% of wine exports.  According to the 2011 Gomberg-Fredrikson Report, “Five large producers made up 84% of 2011 packaged export volume,” with the top three – Gallo, The Wine Group and Constellation Wines US – representing 64% of California shipments in cases.

We compete specifically with these large producers and other wineries for “shelf space” at retailers and at restaurants, especially within the $15-50 per bottle range.  Within this range, we believe that the principal competitive factors are product quality, price, label recognition, and product supply, and we believe that we compete favorably with respect to each of these factors.

In the private label market, we believe our chief competitors are Winery Exchange, the company co-founded by Phil Hurst, Vintage Wine Estates, Delicato Family Vineyards, Bronco Wines, Gallo, Constellation and other California and international wine producers.  While they operate strong businesses run by executives we respect, we believe the private label market is growing and has room for many players.  We also believe our business model differentiates us and represents a new approach that provides us with a strong platform on which to build a thriving business.

There are relatively few publicly traded beverage companies with significant wine operations.  Two of the largest, Constellation Brands – owner of brands such as Robert Mondavi, Clos du Bois and Kim Crawford – and Diageo – which owns Rosenblum, Chalone, Sterling and others – also have beer and spirits divisions, and Concha y Toro S.A. is a Chilean-based and traded manufacturer.

As with other large producers, we compete with certain brands from Constellation and Diageo for traditional distribution “shelf space,” but do not see them or the other names listed as direct competitors for our primary private label market.

Regulatory Environment

The wine industry is part of the highly regulated U.S. liquor industry.  While there have been significant relaxations over time, such as those arising following the Granholm v. Heald U.S. Supreme Court decision in 2005, the U.S. wine industry still operates within the confines of an outdated, arcane set of laws.  For example, we are able to ship wine directly now to consumers and businesses in 39 states, but must still work through traditional “three-tier” distributors in the remaining 11 states.

The production and sale of wine is subject to extensive regulation by the United States Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau and the California Liquor Control Commission.  We are licensed by and meet the bonding requirements of each of these governmental agencies.  Sale of our wines is subject to federal alcohol tax, payable at the time wine is removed from the bonded area of the winery for shipment to customers or for sale in our tasting rooms.  The current federal alcohol tax rate is $1.07 per gallon for wines with alcohol content at or below 14.0% and $1.57 per gallon for wines with alcohol content above 14.0% but less than 21%; however, wineries that produce not more than 250,000 gallons during the calendar year are allowed a graduated tax credit of up to $0.90 per gallon on the first 100,000 gallons of wine (other than sparkling wines) removed from the bonded area during that year.

We also pay the state of California an excise tax of $0.20 per gallon for all wine sold in California.  In addition, all states in which our wines are sold impose varying excise taxes on the sale of alcoholic beverages.  These are the responsibility of the supplier or distributor depending upon the channel in which the wine is sold.

Internet and consumer direct sales are also subject to state regulation which governs the quantity, manner in which product can be shipped, delivered and excise taxes collected.

As an agricultural processor, we are also regulated by Sonoma County and, as a producer of wastewater, by the state of California.  We have secured all necessary permits to operate our business.

Prompted by growing government budget shortfalls and public reaction against alcohol abuse, Congress and many state legislatures are considering various proposals to impose additional excise taxes on the production and sale of alcoholic beverages, including table wines.  Some of the excise tax rates being considered are substantial.  The ultimate effects of such legislation, if passed, cannot be assessed accurately since the proposals are still in the discussion stage.  Any increase in the taxes imposed on table wines can be expected to have a potentially adverse impact on overall sales of such products.  However, the impact may not be proportionate to that experienced by producers of other alcoholic beverages and may not be the same in every state.

Management is strongly focused on environmental stewardship and maintains a variety of policies and processes designed to protect the environment, the public and consumers of its wine.  Many of our expenses for protecting the environment are voluntary, however we are regulated by various local, state and federal agencies regarding environmental laws where these costs and processes are effectively integrated into our regular operations and do not cause significant alternative processes or costs.

Employees

Including LLC members, we currently have twenty-four full-time employees and we hire seasonal, part-time labor and consultants as necessary.  Our employees are not represented by any collective bargaining unit.  We believe our relations with our employees are good.

Legal Proceedings

Paul Dolan left Mendocino Wine Group (“MWG”) in January 2012, after eight years of service.  MWG offered to buy his outstanding ownership interest in MWG at a price that Dolan rejected.  Dolan filed suit to establish and obtain a fair value for his interest.  MWG filed a cross-complaint alleging that Dolan had breached his duty to, and competed with MWG, and shared confidential MWG information with others, including people at the company.  The suit is currently pending.

Facilities

We own a 25-acre facility located at 5610 Dry Creek Road, Healdsburg, California, of which approximately 14 acres is used for growing grapes.  The remainder of the facility is used for a tasting room, retail sales space, and office space for support staff.  Although we have the infrastructure, such as electricity and access to water, necessary to operate a winery at this facility, we have not made the requisite capital expenditures for grape-crushing equipment.  We believe that the facility can be used to expand our wine-making operations in the future.

We also lease an approximately three-acre winery located at 4035 Westside Road, Healdsburg, California.  The term of the lease is five years commencing on March 1, 2011 and ending on February 29, 2016, with a tenant option to extend for an additional five-year period. See “Certain Relationships and Related Party Transactions—Tasting Room and Winery Lease.”  Our corporate offices are located at this facility.

We believe that our facilities are adequate to meet our current needs.

HISTORY AND FORMATION TRANSACTIONS

Truett-Hurst represents the bringing together of two families with a deep understanding of the wine industry:  Paul Dolan, fourth generation master winemaker and a leader of the organic and biodynamic farming movement, and Phil Hurst, an experienced operator, wine entrepreneur and sales executive. The company was founded by Phil and Sylvia Hurst and Paul and Heath Dolan in 2007. Having worked together at Fetzer Vineyards from the mid-1980s to the mid-1990s, Phil and Paul shared a passion for winemaking and business entrepreneurship. After going off on their own different adventures and having stayed in touch they finally found the right time to develop their dream together, building a creative, innovative and fun wine company.  The initial purchase was a 25-acre property in Dry Creek Valley.  The founders’ vision was the merging of two wine families leaving a legacy for future generations. The property was in significant disrepair and at the time was the home of the Martin Family wines. The new partnership quickly designed a plan to replant the vineyards, 14 acres of Zinfandel and Petite Syrah, using biodynamic farming as their guide and remodeling an old home into a beautiful tasting room, garden and visitor center.

Initial capital contributions in the LLC were made by: The Hurst Family Revocable Trust Dated August 1, 2004 (the “Hurst Trust”) of approximately $1.6 million; The Dolan 2003 Family Trust Dated June 5, 2003 (the “Dolan 2003 Trust”) of approximately $800,000; The Dolan 2005 Family Trust Dated August 24, 2005 (the “Dolan 2005 Trust”) of approximately $800,000; and Mark De Meulenaere of approximately $170,000.  Upon the granting of a Class B Profits Interest (see below), the membership interests of Hurst Trust, Dolan 2003 Trust, Dolan 2005 Trust, and Mr. De Meulenaere were classified as Class A Membership Interests.

In 2010, Virginia Lambrix was granted a 5% Class B Profits Interest in the LLC.

In 2011, Hambrecht Wine Group, L.P., a California limited partnership (“Hambrecht Wine Group”), purchased a 27.23% Class A Membership Interest in the LLC for an aggregate purchase price of $2,800,000.  Pursuant to the Membership Interest Purchase Agreement dated as of February 8, 2011 by and between the LLC and Hambrecht Wine Group, Hambrecht Wine Group's payment of such purchase price included transfer to the LLC of certain bulk wine and case goods and assignment to the LLC of the Healdsburg Ranches and Bradford Mountain trademarks.  Hambrecht Wine Group subsequently sold a 1.95% Class A Membership Interest to Forrester R. Hambrecht in May 2011.

On February 8, 2011, J. Barrie Graham was assigned Class A Membership Interests in the following  amounts: 0.75% by the Dolan 2003 Trust; 0.75% by the Dolan 2005 Trust; 2% by Hambrecht Wine Group; 1.5% by the Hurst Trust.  Anna Schweizer was also assigned a 1% Class A Membership Interest by Hambrecht Wine Group.

In 2012, Mr. De Meulenaere exercised his right to sell his Class A Membership Interest back to the LLC, as provided for in that certain Right of First Refusal, Co-Sale and Buy-Sell Agreement dated as of June 4, 2008, as amended on January 26, 2010 and last amended on May 3, 2012.  The repurchase price for Mr. Meulenaere’s interest was $360,000.  The LLC delivered $150,000 in cash, and $210,000 in a secured promissory note payable to Mr. De Meulenaere, bearing interest at 4.5% per annum, with the entire principal balance an unpaid accrued interest due and payable on May 3, 2015.  The note is secured by a membership interest pledge agreement.

Also in 2012, the Carroll-Obremskey Family Revocable Trust dated April 5, 1996 (the “Carroll-Obremskey Trust”) purchased a 13.51% Class A Membership Interest in the LLC for a purchase price of $2,500,000.  Pursuant to the Membership Interest Purchase Agreement dated as of May 3, 2012 by and between the Carroll-Obremskey Trust and the LLC, we issued a warrant to purchase shares of common stock to the Carroll-Obremskey Trust upon the conversion of the LLC from a partnership to a corporation.  Subsequently, we decided not to convert the LLC to a corporation.  We and the Carroll-Obremskey Trust expect to agree to amend the warrant to provide the Carroll-Obremskey Trust with the right to purchase LLC Units and one Class B share of Truett-Hurst, Inc. common stock.  The warrant will be exercisable at any time prior to May 3, 2015.  Following this offering, the Carroll-Obremskey Trust is granted certain investor rights pursuant to a letter agreement dated May 3, 2012.

Organizational Structure

Following this offering, Truett-Hurst, Inc. will be a holding company and its sole asset will be a controlling equity interest in the LLC. Truett-Hurst, Inc. will operate and control all of the business and affairs and consolidate the financial results of the LLC. The limited liability company agreement of the LLC will be amended and restated to, among other things, modify its capital structure by replacing the different classes of interests currently held by our existing owners with a single new class of units that we refer to as "LLC Units." We and our existing owners will also enter into an exchange agreement under which (subject to the terms of the exchange agreement) they will have the right to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the LLC’s election.

The diagram below depicts our organizational structure immediately following this offering:

Recapitalization

Immediately prior to the offering, LLC Units will be allocated among our existing owners pursuant to the distribution provisions of the former limited liability company agreement of the LLC based upon the liquidation value of the LLC, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of Class A common stock sold in this offering. Immediately prior to the offering, there will be         LLC Units issued and outstanding.

We refer to the foregoing transactions as the "Recapitalization."

Incorporation of Truett-Hurst, Inc.

Truett-Hurst Inc. was incorporated as a Delaware corporation on December 10, 2012. Truett-Hurst, Inc. has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Truett-Hurst, Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

Following the offering, one share of Class B common stock of Truett-Hurst, Inc. will be distributed to each existing holder of LLC units, each of which provides its owner with no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of Truett-Hurst, Inc. for each LLC Unit held by such holder, as described in "Description of Capital Stock—Common Stock—Voting Rights." Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

We and the holders of LLC units will enter into an exchange agreement under which, subject to the terms of the exchange agreement, they (or certain permitted transferees thereof) have the right to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the LLC’s election. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

Offering Transactions

At the time of this offering, Truett-Hurst, Inc. intends to purchase newly-issued LLC Units from the LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering.  The LLC will bear or reimburse Truett-Hurst, Inc. for all of the expenses of this offering, including underwriting discounts and commissions.

As described above, we intend to use a portion of the proceeds from this offering to purchase newly-issued LLC Units. In addition, the holders of LLC Units (other than Truett-Hurst, Inc.) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Truett-Hurst, Inc. on a one-for-one basis, or for cash, at the LLC’s election. As a result of both the purchase of LLC Units and subsequent exchanges, Truett-Hurst, Inc. will become entitled to a proportionate share of the existing tax basis of the assets of the LLC. In addition, the purchase of LLC Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of the LLC that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that Truett-Hurst, Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We will enter into a tax receivable agreement with our existing owners that provides for the payment by Truett-Hurst, Inc. to our existing owners of        % of the amount of the benefits, if any, that Truett-Hurst, Inc. is deemed to realize as a result of (i) the existing tax basis in the assets of the LLC on the date of this offering, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of Truett-Hurst, Inc. and not of the LLC. We estimate that the tax basis of the assets of the LLC at the time of this offering will be approximately $      million, approximately $        million of which relates to tangible assets and approximately $       million of which relates to intangible assets.        % of such tax basis will be attributable to Truett-Hurst, Inc. (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and     % of which will be attributable to our existing owners (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We expect that amortization with respect to all of the intangible assets, including goodwill, of the LLC at the time of this offering will be deductible for tax purposes. See "Certain Relationships and Related Party Transactions —Tax Receivable Agreement."

In connection with its acquisition of LLC Units, Truett-Hurst, Inc. will become the sole managing member of the LLC and, through the LLC, operate our business. Accordingly, although Truett-Hurst Inc. will initially have a minority economic interest in the LLC, Truett-Hurst, Inc. will have 100% of the voting power and control the management of the LLC.

We refer to the foregoing transactions as the "Offering Transactions."

As a result of the Offering Transactions described above:

•
the investors in this offering will collectively own          shares of our Class A common stock (or         shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Truett-Hurst, Inc. will hold             LLC Units (or           LLC Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•	our existing owners will hold LLC Units;
•
the investors in this offering will collectively have      % of the voting power in Truett-Hurst, Inc. (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
our existing owners, through their holdings of our Class B common stock, will have       % of the voting power in Truett-Hurst, Inc. (or       % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Our post-offering organizational structure will allow our existing owners to retain their equity ownership in the LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in Truett-Hurst, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that our existing owners generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. Our existing owners, like Truett-Hurst, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC.

As noted above, we will enter into an exchange agreement with our existing owners that entitles them to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments, or for cash, at the LLC’s election. The exchange agreement will provide, however, that such exchanges must be for a minimum of the lesser of 1,000 LLC Units or all of the vested LLC Units held by such existing owner. The exchange agreement will also provide that an existing owner will not have the right to exchange LLC Units if Truett-Hurst, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Truett-Hurst, Inc. to which the existing owner may be subject. The exchange agreement will also provide that Truett-Hurst, Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that the LLC is not treated as a "publicly traded partnership" for United States federal income tax purposes.

Our existing owners will also hold shares of Class B common stock of Truett-Hurst, Inc. Although these shares have no economic rights, they will allow our existing owners to exercise voting power over Truett-Hurst, Inc., the managing member of the LLC, at a level that is consistent with their overall equity ownership of our business. Under the amended and restated certificate of incorporation of Truett-Hurst, Inc., each holder of Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit held by such holders. Accordingly, as our existing owners sell LLC Units to us as part of the Offering Transactions or subsequently exchange LLC Units for shares of Class A common stock of Truett-Hurst, Inc. pursuant to the exchange agreement, the voting power afforded to them by their shares of Class B common stock is automatically and correspondingly reduced.

Holding Company Structure

Truett-Hurst, Inc. will be a holding company, and its sole material asset will be a controlling equity interest in the LLC. As the sole managing member of the LLC, Truett-Hurst, Inc. will operate and control all of the business and affairs of the LLC and, through the LLC, conduct our business.

Truett-Hurst, Inc. will consolidate the financial results of the LLC, and the ownership interest of the other members of the LLC will be reflected as a non-controlling interest in Truett-Hurst, Inc.'s consolidated financial statements.

Pursuant to the limited liability company agreement of the LLC, Truett-Hurst, Inc. will have the right to determine when distributions will be made to the members of the LLC and the amount of any such distributions. If Truett-Hurst, Inc. authorizes a distribution, such distribution will be made to the members of the LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in the LLC, including Truett-Hurst, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC. Net profits and net losses of the LLC will generally be allocated to its members (including Truett-Hurst, Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement will provide for cash distributions to the holders of limited liability company interests of the LLC if Truett-Hurst, Inc. determines that the taxable income of the LLC will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause the LLC to make cash distributions to the holders of limited liability company interests of the LLC for purposes of funding their tax obligations in respect of the income of the LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of the LLC allocable to such holder of limited liability company interests multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in California (taking into account the nondeductibility of certain expenses and the character of our income).

See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of the LLC."

DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

Executive Officers and Directors

The following table sets forth certain information about our executive officers, directors and key employees as of December 31, 2012:

Name	Age	Principal Position
Phillip L. Hurst	49	President, Chief Executive Officer and Director
Virginia Marie Lambrix	39	Director of Winemaking
Heath E. Dolan	38	Director of Vineyard Operations
James D. Bielenberg	54	Chief Financial Officer
Paul E. Dolan, III	62	Director
Barrie Graham	64	Director
William R. Hambrecht	77	Director
Daniel A. Carroll	52	Director

Set forth below is information concerning our directors and executive officers.

Phillip L. Hurst, Co-Founder, President and Chief Executive Officer.  With a winemaking degree from U.C. Davis Phil began his career in the wine industry in 1985 at Fetzer Vineyards when he was hired by Paul Dolan to help make premium wines and build the brand.  Fetzer was sold to Brown Forman in 1992 and Phil left several years later to run International Sales and Marketing for Golden State Vintners (GSV) which needed to bolster the senior management team for the launch of its IPO.  During his time at GSV, Phil met his future partners in what was to become one of the world’s largest private label beer, wine and spirits companies, WineryExchange.  As co-founder and SVP of Sales and Marketing Phil helped grow the company to over $100 million in sales in 10 years.  Phil sold his stake in the company to partner with his longtime friend and mentor, Paul Dolan, to follow their dream of buying and building Super-premium wineries and vineyards in California’s premier appellations.

Paul E. Dolan, III, Director. Paul has been involved in the wine business since 1975 and is considered the founding father of organics and biodynamics in the California wine industry. He is proud to say he is a fourth generation winemaker but even prouder to say his children have joined him. He started his wine making career with what was then a small winery in Mendocino, Fetzer Vineyards, in 1977 and then helped the Fetzer family grow to one of the premier California wineries selling over three million cases. Paul managed the company as President for the new owners, Brown Forman from 1992 to 2002. He has served as Chairman of the Board of the Wine Institute and became the first Chairman of the Sustainable Winegrowers Alliance. He holds a BA in Finance from the University of Santa Clara and an MS in Enology from the University of California Fresno. He is also author of True to Your Roots: Fermenting a Business Revolution.

Virginia Marie Lambrix, Director of Winemaking.  While on vacation seven years ago in South Africa, Ginny Lambrix tasted her first “serious wine.”  At that time, she was working for the Max Planck Institute for Chemical Ecology and realized it was time to learn about the art of viticulture.  Within a year, Ginny was studying horticulture and agronomy in the master’s program at the University of California – Davis, with an emphasis on viticulture and enology.  Before joining La Follette Winegrowing, she worked for Hendry Ranch in Napa, for Concha y Toro in Chile, and for Lynmar and De Loach Vineyards, both in the Russian River Valley of Sonoma County.  At De Loach Vineyards for three years, she learned about biodynamic farming, and worked closely with her growers to move their estates to organic and biodynamic farming practices to improve quality and moderate farming costs.  Ginny’s role at Truett-Hurst is vast. She is an equity partner in the business and manages all of the vineyard and winemaking activities for the fast growing company.  From New Zealand, to Paso Robles to The Russian River Valley, to The Napa Valley, to The Dry Creek Valley to Mendocino, Virginia makes premium wines that range in price from $10 to $50 per bottle.  Ginny oversees production of nearly 3,000 tons of grapes with a special emphasis on 400 tons of Russian River and Dry Creek grapes processed at the state of the art facility VML Winery (Virginia Marie Lambrix), located in the heart of The Russian River Valley.  Ginny’s wines have achieved 90 points and above in the Wine Spectator and the Wine Enthusiast.

Heath E. Dolan, Director of Vineyard Operations. Heath has 16 years of experience in the wine business. In his past employment he managed the cellar operations for Fetzer vineyards, with 12 million gallons of wine storage and 4 million cases of bottling. Heath developed, implemented and manages a wine storage partnership, Premium Wine Storage in Santa Rosa, California. Heath is also a partner and manager of 210 acres of premium wine grapes in Mendocino. Heath has a BS degree in enology from the University of California-Fresno.

James D. Bielenberg, Chief Financial Officer.  James is a California licensed certified public accountant who has specialized in manufacturing and the wine industry in his more than thirty-year public accounting and private industry career. He completed his public accounting experience with the international accounting firm Arthur Young (now known as Ernst & Young) as an audit manager in their Entrepreneurial Services Group.  James has held senior executive / c-level positions with Accolade Wines North America, Inc., Ascentia Wine Estates, LLC, Francis Ford Coppola Winery, Kendall-Jackson, Klein Foods, Inc. (Rodney Strong Vineyards) and Guinness America, Ltd. (San Martin Winery, Concannon Vineyards).  He is a graduate of Golden Gate University with a Bachelor of Science in Accounting.

Daniel A. Carroll, Director.  Dan Carroll served as a partner/managing director of TPG Capital L.P. from 1995 to 2010.  He has served on the boards of directors of Shenzhen Development Bank (China) (from 2005 to 2010), Myer Department Stores, Ltd (Australia) (from 2006 to 2009), Bank Thai, Ltd (Thailand) (from 2007 to 2009), Healthscope Australia (from 2010 to 2011).  He received a B.A. from Harvard University in 1982, and an M.B.A from Stanford University Graduate School of Business in 1986.

Barrie Graham.  Barrie Graham has over 20 years of experience in commercial banking, having served as President and CEO of Exchange Bank, and as a Senior Manager at Wells Fargo. At Wells Fargo, Barrie was the Senior Vice President responsible for Business Development for the Commercial Banking Group. Barrie is past- Chairman of the Pacific Coast Banking School at the University of Washington and a former Board member of the California Bankers Association. Prior to joining WRH+CO, Barrie was President and CEO of hybridCore Homes. Barrie is a Board member of Empire Law School and numerous non profits. He has a BS in Industrial Engineering from Clarkson University, an MBA in Finance from Golden Gate University and is a graduate of the Executive Management Program at Harvard and the Pacific Coast Banking School. Barrie is a former Marine Infantry Officer.

William R. Hambrecht. In 1968, Bill co-founded Hambrecht & Quist, an investment banking firm specializing in emerging high-growth technology companies. He founded WR Hambrecht + Co in 1998. Bill has served as a director for numerous private and public companies. He previously served as director for Motorola Inc. and AOL Inc., was on the Board of Trustees for The American University of Beirut and served on the Advisory Council to The J. David Gladstone Institute. In October, 2006, Bill was inducted to the American Academy of Arts and Sciences. He was appointed to the board of the Presidio Trust in 2010. Bill graduated from Princeton University.

Our board of directors currently consists of 6 members.  Prior to the completion of the offering, we expect to amend our bylaws to provide for a seven-member board of directors.

In accordance with our certificate of incorporation and bylaws, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be [ • ] and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	The Class II directors will be [ • ] and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	The Class III directors will be [ • ] and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Director Independence

Upon the completion of this offering, we expect that our Class A common stock will be listed on the Nasdaq Capital Market. Under Nasdaq rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent.  Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Prior to the completion of this offering, our board of directors will undertake a review of its composition, the composition of its committees and the independence of each director and consider whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our board of directors will also review whether the directors that will comprise our audit, compensation and nominating and governance committees, respectively, at the time of the completion of this offering satisfy the independence standards for those committees established by the applicable SEC rules and Nasdaq rules. In making this determination, our board of directors will consider the relationships that each of these non-employee directors has with our company and all other facts and circumstances our board of directors deem relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and governance committee and a disclosure committee which have the composition and responsibilities described below.

Audit Committee

Our audit committee is composed of [ • ], each of whom is a non-employee member of our board of directors. [ • ] is our audit committee chairman and is our audit committee financial expert, as currently defined under the SEC rules. Our board of directors has determined that each of [ • ], [ • ] and [ • ] is independent within the meaning of the applicable SEC rules and the listing standards of Nasdaq.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and will annually review the audit committee charter and the committee’s performance. Effective upon the completion of this offering, the audit committee will operate under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Compensation Committee

Our compensation committee is composed of [ • ], each of whom is a non-employee member of our board of directors. [ • ] is our compensation committee chairman.

Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and makes recommendations to the board of directors regarding compensation of these officers based on such evaluations. The compensation committee will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee. Effective upon the completion of this offering, the compensation committee will operate under a written charter adopted by the board of directors that satisfies the applicable standards of Nasdaq.

Nominating and Governance Committee

Our nominating and governance committee is composed of [ • ], each of whom is a non-employee member of our board of directors. [ • ] is our nominating and governance committee chairman. Our nominating and governance committee is responsible for making recommendations regarding candidates for directorships and the size and the composition of our board of directors. In addition, the nominating and governance committee is responsible for overseeing our corporate governance principles and making recommendations concerning governance matters. Effective upon the completion of this offering, the nominating and governance committee will operate under a written charter adopted by the board of directors that satisfies the applicable standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors.

EXECUTIVE COMPENSATION

We refer to our chief executive officer and our two other most highly compensated executive officers discussed below as our “named executive officers.”  We have also included our chief financial officer, James D. Bielenberg, who joined the Company in July 2012.

Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during fiscal year 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	All Other Compen- sation ($)	Total ($)
Phillip L. Hurst, Co-Founder, Chief Executive Officer	2012	137,111	13,598	—	—	—	—	150,709
Virginia Marie Lambrix, Director of Winemaking	2012	111,462	10,171	—	—	—	—	121,633
Heath E. Dolan, Co-Founder, Director of Vineyard Operations	2012	19,000	—	—	—	—	—	19,000
James D. Bielenberg, Chief Financial Officer(2)(3)	2013	200,000	8,333	103,000	—	—	—	311,333
_____________________

(1)	This column reflects the grant date fair value of share based awards as determined in accordance with FASB ASC Topic 718.

(2)	Expected fiscal 2013 compensation.

(3)
On December 28, 2012, Truett-Hurst, Inc. awarded Mr. Bielenburg a restricted stock grant of           shares of our Class A common stock. Pursuant to the terms of the grant, the award vests equally over three years.

Employee Benefit and Stock Plans

2012 Stock Incentive Plan

Our board of directors has adopted our 2012 Stock Incentive Plan, which we refer to as the 2012 Plan. Our 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.

Share Reserve

As of            , 2013, we had reserved for issuance pursuant to the 2012 Plan a total of          shares of our Class A common stock. Further, our 2012 Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of this offering, equal to one percent (1%) of the number of shares of our Class A common stock outstanding as of such date.

Administration

Our board of directors or a committee of our board of directors will administer our 2012 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code the committee will consist of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator will have the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards and the form of consideration payable upon exercise. The administrator also will have the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered or cancelled in exchange for other awards of the same type (which may have higher or lower exercise prices) or awards of a different type.

Stock Options

Our 2012 Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors, and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under our 2012 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed ten (10) years, except that with respect to any employee who owns more than ten percent (10%) of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five (5) years, and the exercise price must equal at least one hundred ten percent (110%) of the fair market value on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

Our 2012 Plan allows for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than one hundred percent (100%) of the fair market value per share on the date of grant. After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards

Our 2012 Plan allows for the grant of restricted stock. Restricted stock awards are shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

On December 28, 2012, we made a grant of restricted stock to our Chief Financial Officer representing an equivalent 1% interest in the LLC.  The award vests over three years, has an exercise price of $0 and a fair value of $103,000.  This equity compensation will be expensed in our consolidated financial results of operations over the service period.

Restricted Stock Units

Our 2012 Plan allows for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash, with shares of our Class A common stock or other securities, or a combination thereof.

Dividend Equivalent Rights

Our 2012 Plan allows for the grant of dividend equivalent rights. Dividend equivalent rights are awards that entitle the recipients to compensation measured by the dividends we pay with respect to our Class A common stock.

Transferability of Awards

Our 2012 Plan allows for the transfer of awards under the 2012 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will make adjustments to one or more of the number or class of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2012 Plan, and any other terms that the administrator determines require adjustment. In the event of our complete liquidation or dissolution, all outstanding awards will terminate immediately upon the consummation of such transaction.

Corporate Transactions and Changes in Control

Our 2012 Plan provides that in the event of a corporate transaction, as defined in the 2012 Plan, each outstanding award will terminate upon the consummation of the corporate transaction to the extent that such awards are not assumed by the acquiring or succeeding corporation. Prior to or upon the consummation of a corporate transaction or a change in control, as defined in the 2012 Plan, an outstanding award may vest, in whole or in part, to the extent provided in the award agreement or as determined by the administrator in its discretion. The administrator may condition the vesting of an award upon the subsequent termination of the recipient’s service or employment within a specified period of time following the consummation of a corporate transaction or change in control. The administrator will not be required to treat all awards similarly in the event of a corporate transaction or change in control.

Plan Amendments and Termination

Our 2012 Plan will automatically terminate ten (10) years following the date it becomes effective, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2012 Plan provided such action does not impair the rights under any outstanding award unless mutually agreed to in writing by the recipient and us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since June 30, 2010, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000 or 1% of our total assets averaged for the last two fiscal years; and

•
any of our directors, executive officers, holders of more than 5% of our capital stock (which we refer to as 5% stockholders) or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the section titled “Executive Compensation.”

H.D.D. LLC Limited Liability Company Agreement

In connection with the offering, our existing owners will execute an amended and restated H.D.D. LLC Limited Liability Agreement.

Exchange Agreement

We will enter into an exchange agreement with the existing owners of the LLC. Under the exchange agreement, each existing owner (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Truett-Hurst, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the LLC’s election. As a holder exchanges its LLC Units, Truett-Hurst, Inc.'s interest in the LLC will be correspondingly increased.

Tax Receivable Agreement

As described in "History and Formation Transactions—Organizational Structure—Offering Transactions," we intend to use of the proceeds from this offering to purchase newly-issued LLC Units. In addition, the holders of LLC Units (other than Truett-Hurst, Inc.) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Truett-Hurst, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the LLC’s election. The LLC intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of LLC Units for shares of Class A common stock occurs, which may result in an adjustment to the tax basis of the assets of the LLC at the time of an exchange of LLC Units. As a result of both this initial purchase and these subsequent exchanges, Truett-Hurst, Inc., which we refer to as the "corporate taxpayer," will become entitled to a proportionate share of the existing tax basis of the assets of the LLC. In addition, the purchase of LLC Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of the LLC that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that the corporate taxpayer would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the existing tax basis, tax basis increase and increased deductions, and a court could sustain such a challenge.

We will enter into a tax receivable agreement with our existing owners that provides for the payment from time to time by the corporate taxpayer to our existing owners of     % of the amount of the benefits, if any, that the corporate taxpayer is deemed to realize as a result of (i) the existing tax basis in the intangible assets of the LLC on the date of this offering, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of the corporate taxpayer and not of the LLC. For purposes of the tax receivable agreement, the benefit deemed realized by the corporate taxpayer will be computed by comparing the actual income tax liability of the corporate taxpayer (calculated with certain assumptions) to the amount of such taxes that the corporate taxpayer would have been required to pay had there been no increase to the tax basis of the assets of the LLC as a result of the purchase or exchanges, had there been no tax benefit from the tax basis in the intangible assets of the LLC on the date of this offering and had the corporate taxpayer not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless the corporate taxpayer exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or the corporate taxpayer breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if the corporate taxpayer had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•
the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of the LLC at the time of each exchange;

•
the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of the LLC is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available; and

•
the amount and timing of our income—the corporate taxpayer will be required to pay [  ]% of the deemed benefits as and when deemed realized. If the corporate taxpayer does not have taxable income, the corporate taxpayer generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

We expect that the payments that we may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the aggregate future payments under the tax receivable agreement relating to the purchase by Truett-Hurst, Inc. of LLC Units as part of the Offering Transactions to be $      million (or $      million if the underwriters exercise their option to purchase additional shares) and to range over the next      years from approximately $      million to $      million per year (or range from approximately $      million to $      million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Truett-Hurst, Inc. by the LLC are not sufficient to permit Truett-Hurst, Inc. to make payments under the tax receivable agreement after it has paid taxes. The payments under the tax receivable agreement are not conditioned upon our existing owners' continued ownership of us.

The effects of the tax receivable agreement on our consolidated balance sheet as a result of our purchase of LLC Units with our proceeds from this offering will be as follows:

•
we will record an increase of $      million in deferred tax assets (or $      million if the underwriters exercise their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by Truett-Hurst, Inc. based on enacted federal and state tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•
we will record      % of the estimated realizable tax benefit resulting from (i) the tax basis in the intangible assets of the LLC on the date of the offering, (ii) the increase in the tax basis of the purchased interests as noted above and (iii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase of $      million (or $      million if the underwriters exercise their option to purchase additional shares) to payable to related parties pursuant to tax receivable agreement; and

•
we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In addition, the tax receivable agreement will provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, the corporate taxpayer's (or its successor's) obligations with respect to exchanged or acquired LLC Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that the corporate taxpayer would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. As a result, (i) we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and (ii) if we elect to terminate the tax receivable agreement early, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. Upon a subsequent actual exchange, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner's tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments generally will be due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus    basis points from the due date (without extensions) of such tax return. In certain circumstances, we may defer that portion of our payments under the tax receivable agreement that is attributable to the tax basis in the assets of the LLC on the date of this offering or to increases in tax basis arising from such payments, but only to the extent Truett-Hurst, Inc. does not have available cash to satisfy its payment obligations under the tax receivable agreement. Such deferred payments would accrue interest at a rate of LIBOR plus      basis points.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, the corporate taxpayer will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that the corporate taxpayer actually realizes in respect of the tax attributes subject to the tax receivable agreement.

Tasting Room and Winery Lease

We entered into a lease with Hambrecht Wine Group on February 8, 2011 for real property located at 4035 Westside Road, Healdsburg, California (“VML Winery”), pursuant to which Hambrecht Wine Group, as landlord, leases to us, as tenant, substantially all of the buildings, grounds, parking areas and other facilities and equipment located at VML Winery.  The term of the lease is five years commencing on March 1, 2011 and ending on February 29, 2016, with a tenant option to extend for an additional five-year period.  For the remainder of the lease, the annual rent for VML Winery is calculated as the sum of i) an amount equal to 80% of the Estimated Production reconciled to the Actual Production Value for such rent year, as such terms are defined in the lease, and ii) annual rent for the tasting room of $90,000, increasing by 3% per annum.

In 2011 and 2012, $42,500 and $242,500, respectively, of the lease payments were applied to reduce a balance due by Hambrecht Wine Group to us.  We expect to apply future lease payments toward such balance until settled.  Lease costs of $22,750 were capitalized and are being amortized over the lease term.  Lease expenses for fiscal year 2011 and 2012 were $79,736 and $262,836, respectively.

Security Agreements and Limited Guaranties

In connection with our entry into four loan agreements with Bank of the West on July 16, 2012, certain of our executive officers, as well as certain trusts and other entities under their respective control, entered into guarantee agreements as described below.

Limited Guaranty – Hurst Trust: On July 16, 2012, the Hurst Trust and Phillip L. Hurst ("Hurst") entered into a Limited Guaranty pursuant to which the Hurst Trust and Hurst, together, guarantees the full payment to Bank of the West of all sums presently due and owing and all sums which shall in the future become due and owing to Bank of the West from us.  The liability of the Hurst Trust and Hurst, as guarantor, is limited to 42% of the sum of all obligations due to Bank of the West, plus the costs, expenses and interest associated with the collection of amounts recoverable under this guarantee.

Limited Guaranty – Hambrecht Trust: On July 16, 2012, the Hambrecht 1980 Revocable Trust ("Hambrecht Trust") and Hambrecht entered into a Limited Guaranty pursuant to which the Hambrecht Trust and Hambrecht, together, guarantees the full payment to Bank of the West of all sums presently due and owing and all sums which shall in the future become due and owing to Bank of the West from us.  The liability of the Hambrecht Trust and Hambrecht, as guarantor, is limited to 35% of the sum of all obligations due to Bank of the West, plus the costs, expenses and interest associated with the collection of amounts recoverable under this guarantee.

Limited Guaranty – Dolan 2005 Trust: On July 16, 2012, the Dolan 2005 Trust and Heath E. Dolan ("H. Dolan") entered into a Limited Guaranty pursuant to which the Dolan 2005 Trust and H. Dolan, together, guarantees the full payment to Bank of the West of all sums presently due and owing and all sums which shall in the future become due and owing to Bank of the West from us.  The liability of the Dolan 2005 Trust and H. Dolan, as guarantor, is limited to 26% of the sum of all obligations due to Bank of the West, plus the costs, expenses and interest associated with the collection of amounts recoverable under this guarantee.

Limited Guaranty – Dolan 2003 Trust: On July 16, 2012, the Dolan 2003 Trust and Paul E. Dolan, III ("P. Dolan") entered into a Limited Guaranty pursuant to which the Dolan 2003 Trust and P. Dolan, together, guarantees the full payment to Bank of the West of all sums presently due and owing and all sums which shall in the future become due and owing to Bank of the West from us.  The liability of the Dolan 2003 Trust and P. Dolan, as guarantor, is limited to 26% of the sum of all obligations due to Bank of the West, plus the costs, expenses and interest associated with the collection of amounts recoverable under this guarantee.

Limited Guaranty – Carroll Trust: On July 16, 2012, the Carroll-Obremskey Trust and Daniel A. Carroll ("Carroll") entered into a Limited Guaranty pursuant to which the Carroll-Obremskey Trust and Carroll, together, guarantees the full payment to Bank of the West of all sums presently due and owing and all sums which shall in the future become due and owing to Bank of the West from us.  The liability of the Carroll-Obremskey Trust and Carroll, as guarantor, is limited to 26% of the sum of all obligations due to Bank of the West, plus the costs, expenses and interest associated with the collection of amounts recoverable under this guarantee.

Unlimited Guaranty – Hambrecht Wine Group: On July 16, 2012, the Hambrecht Wine Group entered into an Unlimited Guaranty pursuant to which Hambrecht Wine Group guarantees the full payment to Bank of the West of all sums presently due and owing and all sums which shall in the future become due and owing to Bank of the West from us.  The liability of Hambrecht Wine Group, as guarantor, is unlimited.

Notes Payable

We executed a $210,000 secured promissory note payable to Mr. De Meulenaere in connection with our repurchase of his Put Interest.  The note bears interest at 4.5% per annum, with the entire principal balance and unpaid accrued interest due and payable on May 3, 2015.  The note is secured by a membership interest pledge agreement.  See “History and Formation Transactions.”

In connection with his departure from WineryExchange and the termination of his non-compete agreement, we agreed to reimburse Phil Hurst in the amount of $321,291.  This amount accrued interest at a rate of 0.43% per annum and matured in November 2012.  All amounts due under this agreement have been paid in full.

We executed a $350,000 note payable to Messrs. Hurst, Paul Dolan and Heath Dolan in connection with operating capital needs.  The note beared interest at 6.5% per annum, with the entire principal balance and unpaid accrued interest due and payable on June 30, 2012.  The note was paid in full with funds borrowed under the Bank of the West loan agreements.

Wine Contracts

We enter into grape and bulk wine purchase agreements from time to time with entities in which our executives and/or founders have financial interests.  These arrangements are:

Hambrecht Vineyards: On March 3, 2011, March 7, 2011, March 7, 2012, and September 26, 2012, we entered into contracts with Hambrecht Vineyards for the purchase of 150.5 total tons of Chardonnay, Pinot Noir, Petite Syrah, Syrah, Riesling, and Zinfandel grapes per year with prices ranging from $2,000 to $4,500 per ton depending on the variety and vineyard blocks of the grapes.  The contracts for the chardonnay and riesling grapes are for the 2012 vintage year only.  The other contracts are for the 2012, 2013, and 2014 vintage years.  Hambrecht Vineyards is owned by The Hambrecht 1980 Revocable Trust and the manager is Forrester R. Hambrecht, the grandson of William R. Hambrecht.

Ghianda Rose Vineyard: On April 25, 2012, we entered into a contract with Ghianda Rose Vineyards for the purchase of 160 tons of chardonnay grapes per year at a price of $1,470 per ton.  The contract terminates on March 15, 2015, or earlier upon written mutual agreement of the parties.  Ghianda Rose Vineyards is 100% owned by Diana Fetzer, wife of Paul Dolan.

Gobbi Street Vineyards: On April 25, 2012, we entered into a contract with Gobbi Street Vineyards, LLC for the purchase of 100 tons of Chardonnay grapes per year for an aggregate price of $152,300.  The contract terminates on March 15, 2015.  Paul Dolan is a manager of Gobbi Street Vineyards, LLC.  His wife, Diana Fetzer, and his daughter, Nya Kusakabe are each 33% interest owners in Gobbi Street Vineyards, LLC.

Mendo Farming Company: On May 15, 2012, we entered into a contract with Mendo Farming Company, LLC for the purchase of 114 tons of Zinfandel grapes per year at a price of $1,800 per ton and 12 tons of Petite Syrah grapes per year at a price of $1,600 per ton.  The contract is for the 2012, 2013, 2014, and 2015 harvests.  Heath Dolan is the manager of Mendo Farming Company, LLC.  Mendo Farming Company is owned by the following members: (i) Phillip L. Hurst and Sylvia M. Hurst as Co-Trustees of The Hurst Trust (33.333%  interest); (ii) Paul E. Dolan III, as Trustee of The Dolan 2003 Trust (30.334% interest); (iii) Peter E. Dolan (17.333% interest); (iv) Heath E. Dolan and Robin A. Dolan, as Trustees of The Dolan 2005 Trust (9.500% interest); and (v) Zachary Y. Schat and Melissa Schat, as Trustees of the Zachary Schat Trust U/D/T Dated September 1, 2004 (9.500% interest).  Peter E. Dolan is the brother of Paul Dolan.

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers and agreements with, and offer letters to, our executive officers containing compensation and termination provisions, among others.

Director and Officer Indemnification and Insurance

We will enter into indemnification agreements with certain of our directors and executive officers, and we purchase directors’ and officers’ liability insurance. Effective upon the completion of this offering, we intend to enter into new indemnification agreements with our directors and certain of our executive officers. The indemnification agreements and our certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Description of our Capital Stock—Limitations of Liability and Indemnification Matters.”

Policies and Procedures Regarding Related Party Transactions

Our board of directors reviews related party transactions for potential conflict of interest issues. Our board of directors intends to adopt a written related party transaction policy to be effective upon or prior to the completion of this offering to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us or a related person.

Director Independence

For a discussion of the independence of our directors, please see “Directors, Executive Officers, and Key Employees—Director Independence” above.

PRINCIPAL SHAREHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of LLC Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Truett-Hurst, Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The number of shares of our Class A common stock and of LLC Units outstanding and percentage of beneficial ownership before the Offering Transactions set forth below is based on the number of shares of our Class A common stock and of LLC Units to be issued and outstanding immediately prior to the consummation of this offering after giving effect to the Recapitalization. The number of shares of our Class A common stock and of LLC Units and percentage of beneficial ownership after the Offering Transactions set forth below is based on shares of our Class A common stock and of LLC Units to be issued and outstanding immediately after the Offering Transactions. Beneficial ownership reflected in the table below includes the total shares or units held by the individual and his or her affiliates. Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o 5610 Dry Creek Road, Healdsburg, California 95448.

	Class A Shares Beneficially Owned Prior to the Offering		Class A Shares Beneficially Owned After the Offering		Combined Voting Power Beneficially Owned Prior to the Offering	Combined Voting Power Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage	Percentage	Percentage

5% Stockholders:

Directors and Named Executive Officers:
Phillip L. Hurst(1)	-	-	-	-	27.71%	18.48%
William R. Hambrecht(2)	-	-	-	-	20.63%	13.76%
Heath E. Dolan(3)	-	-	-	-	13.86%	9.24%
Paul E. Dolan, III(4)	-	-	-	-	13.86%	9.24%
Daniel A. Carroll(5)	-	-	-	-	13.51%	9.01%
Barrie Graham	-	-	-	-	4.26%	2.84%
Virginia Marie Lambrix	-	-	-	-	4.01%	2.67%
James D. Bielenberg	-	-	-	-	-	-
Directors and Named Executive Officers as a Group (7 persons)	-	-	-	-	97.84%	65.24%

	LLC Units Beneficially Owned Prior to the Offering		LLC Units Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage

5% Stockholders:

Directors and Named Executive Officers:
Phillip L. Hurst(1)		27.71%		18.48%
William R. Hambrecht(2)		20.63%		13.76%
Heath E. Dolan(3)		13.86%		9.24%
Paul E. Dolan, III(4)		13.86%		9.24%
Daniel A. Carroll(5)		13.51%		9.01%
Barrie Graham		4.26%		2.84%
Virginia Marie Lambrix		4.01%		2.67%
James D. Bielenberg		-		-
Directors and Named Executive Officers as a Group (7 persons)		97.84%		65.24%

(1)
The voting power and LLC Units presented in the foregoing tables as beneficially owned by Mr. Hurst are held by a trust for the benefit of Mr. Hurst and his family members as to which Mr. Hurst is the trustee.

(2)
The voting power and LLC Units presented in the foregoing tables as beneficially owned by Mr. Hambrecht include those by Hambrecht Wine Group, L.P., of which 83.6955% is beneficially owned by a trust for the benefit of Mr. Hambrecht and his family members as to which Mr. Hambrecht is the trustee, and by Forrester Hambrecht, Mr. Hambrecht’s grandson.

(3)
The voting power and LLC Units presented in the foregoing tables as beneficially owned by Mr. Heath Dolan are held by a trust for the benefit of Mr. Heath Dolan and his family members as to which Mr. Heath Dolan is the trustee.

(4)
The voting power and LLC Units presented in the foregoing tables as beneficially owned by Mr. Paul Dolan are held by a trust for the benefit of Mr. Paul Dolan and his family members as to which Mr. Paul Dolan is the trustee.

(5)
The voting power and LLC Units presented in the foregoing tables as beneficially owned by Mr. Carroll are held by a trust for the benefit of Mr. Carroll and his family members as to which Mr. Carroll is the trustee.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our Class A and Class B common stock and preferred stock and of certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our certificate of incorporation provides for two classes of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, all with a par value of $0.001 per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

Common Stock

Voting Rights

Under our certificate of incorporation and bylaws, each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit in the LLC held by such holder.  Accordingly, the holders of LLC Units collectively have a number of votes that is equal to the aggregate number of LLC Units that they hold.  Subject to any rights that may be applicable to any then outstanding preferred stock, our Class A and Class B common stock vote as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.  Holders of our Class A and Class B common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation, our bylaws, or as required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time. Holders of our Class B common stock do not have any right to receive dividends.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Class A common stock.  Holders of our Class B common stock do not have any right to receive a distribution upon a voluntary or involuntary liquidation, dissolution or winding up of our affairs.

Other Rights

Holders of our Class A common stock will have no preemptive, conversion or other rights to subscribe for additional shares.  All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.  The rights, preferences and privileges of the holders of our Class A common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

On May 3, 2012, the Carroll-Obremskey Trust purchased a 13.51% Class A Membership Interest in the LLC for a purchase price of $2,500,000.  Pursuant to the Membership Interest Purchase Agreement dated as of May 3, 2012 by and between the Carroll-Obremskey Trust and the LLC, we issued a warrant to purchase shares of common stock to the Carroll-Obremskey Trust upon the conversion of the LLC from a partnership to a corporation.  Subsequently, we decided not to convert the LLC to a corporation.  We and the Carroll-Obremskey Trust expect to agree to amend the warrant to provide the Carroll-Obremskey Trust with the right to purchase LLC Units and one Class B share of Truett-Hurst, Inc. common stock.  The warrant will be exercisable at any time prior to May 3, 2015.  Following this offering, the Carroll-Obremskey Trust is granted certain investor rights pursuant to a letter agreement dated May 3, 2012.

Registration Rights

In connection with the offering, we will enter into an Amended and Restated Registration Rights Agreement with the holders of LLC Units pursuant to which any holder of LLC Units may request registration or inclusion in any registration of the Company's Class A common stock in compliance with the Securities Act of 1933, as amended.  No holder of LLC Units will be entitled to exercise his or her registration rights after five years following the consummation of the Company's first registered public offering of Class A common stock.  The right of any particular holder of LLC Units to request registration or inclusion in any registration will terminate on the date, on or after the closing of the Company's first registered public offering of Class A common stock, on which such holder holds less than 1% of the outstanding Class A common stock (calculated on an as converted basis) or on which all shares of registrable securities held by such holder of LLC Units may be sold under Rule 144 during any 90-day period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of Class A common stock outstanding will be able to elect all of our directors. Immediately prior to the offering, our certificate of incorporation and bylaws will be amended to limit the ability of stockholders to call special meetings and to take action by written consent in lieu of a meeting at such time as the controlling shareholders no longer beneficially own a majority of our outstanding shares.

Our amended certificate of incorporation bylaws will define “controlling shareholders” as: (i) Phillip L. Hurst, Paul E. Dolan, III, Heath E. Dolan, William R. Hambrecht, and Daniel A. Carroll; (ii) the existing and future lineal descendants, including adopted children, of Phillip L. Hurst, Paul E. Dolan, III, Heath E. Dolan, William R. Hambrecht, and Daniel A. Carroll; (iii) existing and future spouses of any Persons named in clauses (i) and (ii); (iv) any United States situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any of the persons named in clauses (i) through (iii); (v) a custodial or retirement account benefiting any of the persons named in clauses (i) through (iii), (vi) any estate of any of the persons named in clauses (i) through (iii); and (vii) any entity (or wholly owned subsidiary of such entity) in which all of the equity interests are owned by any of the persons, trusts, accounts or estates named in clauses (i) through (vi).

Our certificate of incorporation and bylaws require a 66 2/3% stockholder vote to amend the provisions of our bylaws relating to the election and classification of directors. Our amended certificate of incorporation and bylaws will limit the ability of stockholders to rescind, alter, amend or repeal the bylaws at such time as the controlling shareholders no longer beneficially own a majority of our outstanding shares.  The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Limitations of Liability and Indemnification Matters

Our certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered and intend to continue to enter into separate indemnification agreements with certain of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our charter documents, and may provide additional procedural protection. These agreements will require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

•	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. We also make available standard life insurance and accidental death and disability insurance policies to our employees.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company LLC.

Exchange Listing

We will apply to list our Class A common stock on the Nasdaq Capital Market under the symbol “THST.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock and there can be no assurance that a market for our Class A common stock will develop or be sustained after this offering. Future sales of our Class A common stock in the public market, including shares issued upon exercise of outstanding options, or the availability of such shares for sale in the public market, could adversely affect the trading price of our Class A common stock. As described below, only a limited number of shares will be available for sale by our existing stockholders shortly after this offering due to contractual and legal restrictions on resale. Sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our Class A common stock at such time and our ability to raise equity capital in the future.

Upon completion of this offering,         shares of common stock will be outstanding, reflecting          shares of Class A common stock sold in this offering and assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. All of the shares sold in this offering (including any shares sold upon the underwriters’ exercise of their option to purchase additional shares) will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act. The remaining           shares of Class A common stock will be deemed restricted securities as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days (subject to extension) after the date of this prospectus
At various times beginning more than 180 days (subject to extension) after the date of this prospectus

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period, beginning on the date 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, substantially all of the shares issued under Rule 701 are subject to the lock-up agreements described below and will only become eligible for sale when the lock-up period expires.

As of September 30, 2012, no shares of our outstanding Class A common stock had been issued in reliance on Rule 701.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of Class A common stock (including securities exercisable or convertible into our Class A common stock) outstanding immediately prior to this offering, have agreed or will agree that, without the prior written consent of W.R. Hambrecht + Co, during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus (as such period may be extended under certain circumstances), we and they will not, among other things:

•
offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, options or warrants to purchase shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock; or

•
in our case, file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions.  See “Underwriting” below for additional discussion.

Registration Rights

In connection with the offering, we will enter into an Amended and Restated Registration Rights Agreement with the holders of LLC Units pursuant to which any holder of LLC Units may request registration or inclusion in any registration of the Company's Class A common stock in compliance with the Securities Act of 1933, as amended.  No holder of LLC Units will be entitled to exercise his or her registration rights after five years following the consummation of the Company's first registered public offering of Class A common stock.  The right of any particular holder of LLC Units to request registration or inclusion in any registration will terminate on the date, on or after the closing of the Company's first registered public offering of Class A common stock, on which such holder holds less than 1% of the outstanding Class A common stock (calculated on an as converted basis) or on which all shares of registrable securities held by such holder of LLC Units may be sold under Rule 144 during any 90-day period.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class A common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our Class A common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after the completion of this offering. However, the shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

Conversion of LLC Units

Subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with our existing owners, holders of LLC Units may (subject to the terms of the exchange agreement) exchange LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the LLC’s election. Upon consummation of this offering, our existing owners will beneficially own          LLC Units (or          LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock or for cash, at the LLC’s election. The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 unless we register such issuances.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our Class A common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary or proposed United States Department of the Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the United States Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold shares of our Class A common stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock; and

•	persons that will hold Class A common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our Class A common stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a collaboration holding shares of our Class A common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our Class A common stock that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable United States Department of the Treasury regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our Class A common stock in the foreseeable future. If, however, we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Our Class A Common Stock” below.

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or other applicable form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•
the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•
we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding generally will not apply to distributions to a non-U.S. holder of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Newly enacted legislation and administrative guidance may impose a 30% withholding tax on any dividends paid after December 31, 2013 and the proceeds of a sale of our Class A common stock paid after December 31, 2016 to (i)  a “foreign financial institution,” as specially defined under such rules, unless the foreign financial institution enters into an agreement with the United States Department of the Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (ii) a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. WR Hambrecht +Co. is the representative of the underwriters.

Underwriters	Number of Shares
WR Hambrecht + Co.
[ • ]
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional               shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase               additional shares.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our Class A common stock have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of the representatives. This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of options issued pursuant to a stock option or similar plans, and other exceptions. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares.  The price to the public and allocation of shares will be determined by an auction process.  The minimum size for a bid in the auction is 100 shares of our Class A common stock.  The method for submitting bids and a more detailed description of this auction process are included in the section entitled “The Auction Process.”

We intend to apply to list the Class A common stock on the Nasdaq Capital Market under the symbol “THST.”  In order to meet one of the requirements for listing the Class A common stock on the Nasdaq Capital Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must close out any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

We estimate that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

CONFLICTS OF INTEREST

Certain affiliates of WR Hambrecht + Co, Inc., an underwriter in this offering, beneficially own 20.63% of our LLC interests.  Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. [ • ] has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. WR Hambrecht + Co, Inc. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

LEGAL MATTERS

The validity of our Class A common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, New York, New York.  Certain legal matters in connection with this offering will be passed upon for the underwriters by [ • ].

EXPERTS

The consolidated financial statements and the related financial statement schedule as of June 30, 2011 and 2012, and for each of the two years in the period ended June 30, 2012 included in this prospectus, have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

H.D.D. LLC
____________

Consolidated Financial Statements

As of June 30, 2011 and 2012 and for each of the years
in the two-year period ended June 30, 2012
As of September 30, 2012 and for the three months ended
September 30, 2011 and 2012 (unaudited)
with Report of Independent Registered Public Accounting Firm

H.D.D. LLC
____________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
H.D.D. LLC

We have audited the accompanying balance sheets of H.D.D. LLC (the Company) as of June 30, 2011 and 2012, and the related statements of operations, changes in redeemable contributed capital and members’ equity (deficit), and cash flows each of the years in the two-year period ended June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.D.D. LLC as of June 30, 2011 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Burr Pilger Mayer, Inc.

Santa Rosa, California
January 9, 2013

H.D.D. LLC

CONSOLIDATED BALANCE SHEETS
___________

	June 30,		September 30,
	2011	2012	2012
			(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$274,422	$167,309	$163,142
Accounts receivable	939,086	1,257,697	2,114,729
Inventories	3,567,140	6,852,391	8,180,556
Bulk wine deposit	-	332,623	112,200
Other current assets	5,350	11,884	18,568

Total current assets	4,785,998	8,621,904	10,589,195

Property and equipment, net	5,055,783	5,083,109	5,356,720
Goodwill	-	-	134,327
Intangible assets, net	212,000	235,313	771,117
Other assets, net	46,092	142,291	161,939

Total assets	$10,099,873	$14,082,617	$17,013,298

LIABILITIES, REDEEMABLE CONTRIBUTED CAPITAL
AND MEMBERS’ EQUITY (DEFICIT)

Current liabilities:
Line of credit	$1,998,954	$1,763,954	$3,641,179
Accounts payable	904,568	1,512,308	3,103,374
Accrued expenses	96,964	302,667	153,195
Amount due factor	-	869,400	-
Due to related parties	253,298	77,194	233,366
Current maturities of related party notes	500,107	467,392	80,522
Current maturities of long-term debt	804,052	792,248	191,126
Warrant obligation	-	206,000	213,000

Total current liabilities	4,557,943	5,991,163	7,615,762

Deferred rent liability	37,236	57,572	57,103
Related party notes, net of current maturities	50,261	137,409	120,150
Long-term debt, net of current maturities	2,748,907	2,637,220	3,223,220

Total liabilities	7,394,347	8,823,364	11,016,235

Commitments and contingencies (Note 8)

Redeemable contributed capital	6,246,151	5,886,151	5,886,151

Members’ equity (deficit):
Contributed capital	-	2,279,399	2,279,399
Due from member	(643,393)	(35,527)	-
Accumulated deficit	(2,897,232)	(2,870,770)	(2,472,292)

H.D.D. LLC members’ equity (deficit)	(3,540,625)	(626,898)	(192,893)
Noncontrolling interest in The Wine Spies, LLC	-	-	303,805

Total members’ equity (deficit)	(3,540,625)	(626,898)	110,912

Total liabilities, redeemable contributed capital
and members’ equity	$10,099,873	$14,082,617	$17,013,298

The accompanying notes are an integral
part of these consolidated financial statements.

H.D.D. LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
___________

			Three Months
	Years Ended June 30,		Ended September 30,
	2011	2012	2011	2012
			(Unaudited)

Sales	$5,475,643	$13,148,953	$3,244,823	$5,310,805
Less excise taxes	(73,598)	(455,558)	(97,001)	(155,968)

Net sales	5,402,045	12,693,395	3,147,822	5,154,837

Cost of sales	3,900,942	9,618,065	2,461,432	3,546,207

Gross profit	1,501,103	3,075,330	686,390	1,608,630

Operating expenses:
Sales and marketing	595,226	1,387,321	290,685	489,136
General and administrative	1,435,908	1,194,353	230,612	628,802
Gain on sale of assets	(111,150)	(6,945)	-	-

Total operating expenses	1,919,984	2,574,729	521,297	1,117,938

Income (loss) from operations	(418,881)	500,601	165,093	490,692

Other expense:
Interest expense	(401,134)	(463,339)	(65,096)	(105,568)
Warrant re-valuation	-	(10,000)	-	(7,000)

Total other expense	(401,134)	(473,339)	(65,096)	(112,568)

Income (loss) before income taxes	(820,015)	27,262	99,997	378,124

Income tax expense	800	800	800	800

Net income (loss) before noncontrolling interest	(820,815)	26,462	99,197	377,324

Loss attributable to noncontrolling interest	-	-	-	(21,154)

Net income (loss) attributable to H.D.D. LLC members	$(820,815)	$26,462	$99,197	$398,478

The accompanying notes are an integral
part of these consolidated financial statements.

H.D.D. LLC

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONTRIBUTED CAPITAL AND MEMBERS’ EQUITY (DEFICIT)
___________

							Total
	Redeemable				H.D.D. LLC		Members’
	Contributed	Contributed	Due from	Accumulated	Members’	Noncontrolling	Equity
	Capital	Capital	Member	Deficit	Equity (Deficit)	Interest	(Deficit)

Balances at July 1, 2010	$750,000	$-	$-	$(2,076,417)	$(2,076,417)	$-	$(2,076,417)

Transfer of member loans to capital	2,696,151	-	-	-	-	-	-
Capital contributions	700,000	-	-	-	-	-	-
Capital contributions in exchange for due from
member	773,085	-	(773,085)	-	(773,085)	-	(773,085)
Capital contributions in exchange of inventory	1,114,915	-	87,192	-	87,192	-	87,192
Capital contributions in exchange of trademark	212,000	-	-	-	-	-	-
Capital contributions in exchange for rent owed	-	-	42,500	-	42,500	-	42,500
Net loss	-	-	-	(820,815)	(820,815)	-	(820,815)

Balances at June 30, 2011	6,246,151	-	(643,393)	(2,897,232)	(3,540,625)	-	(3,540,625)

Capital contributions	-	2,279,399	-	-	2,279,399	-	2,279,399
Member exercise of put right for cash	(150,000)	-	-	-	-	-	-
Member exercise of put right for note to
related party	(210,000)	-	-	-	-	-	-
Capital contributions in exchange for accounts
receivable	-	-	8,100	-	8,100	-	8,100
Capital contributions in exchange of inventory	-	-	357,266	-	357,266	-	357,266
Capital contributions in exchange for rent owed	-	-	242,500	-	242,500	-	242,500
Net income	-	-	-	26,462	26,462	-	26,462

Balances at June 30, 2012	5,886,151	2,279,399	(35,527)	(2,870,770)	(626,898)	-	(626,898)

Capital contributions in exchange for rent
owed (unaudited)	-	-	35,527	-	35,527	-	35,527
Noncontrolling interest in The Wine Spies, LLC (unaudited)	-	-	-	-	-	324,959	324,959
Net income (unaudited)	-	-	-	398,478	398,478	(21,154)	377,324

Balances at September 30, 2012 (unaudited)	$5,886,151	$2,279,399	$-	$(2,472,292)	$(192,893)	$303,805	$110,912

The accompanying notes are an integral
part of these consolidated financial statements.

H.D.D. LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
___________

			Three Months
	Years Ended June 30,		Ended September 30,
	2011	2012	2011	2012
			(Unaudited)
Operating activities:
Net income (loss)	$(820,815)	$26,462	$99,197	$377,324
Adjustments to reconcile net income (loss) to net cash (used in)
provided by operating activities:
Depreciation and amortization	86,092	108,492	29,546	41,597
Note payable to member for reimbursement of right to market expense	300,000	-	-	-
Gain on sale of assets	(111,150)	(6,945)	-	-
Deferred rent	37,236	20,336	-	(469)
Warrant re-valuation	-	10,000	-	7,000
Contributed rent	42,500	242,500	32,500	35,527
Changes in operating assets and liabilities:
Accounts receivable	(829,206)	(310,511)	(262,702)	(857,032)
Inventories	(1,216,967)	(2,779,269)	(939,517)	(1,283,784)
Bulk wine deposit	-	(332,623)	5,527	220,423
Other assets	(30,455)	(102,733)	(76,941)	(26,332)
Accounts payable	765,877	607,740	1,268,287	1,591,066
Accrued expenses	36,367	205,703	205,909	(149,472)

Net cash (used in) provided by operating activities	(1,740,521)	(2,310,848)	361,806	(44,152)

Investing activities:
Acquisition of property and equipment	(390,106)	(265,780)	(52,000)	(340,392)
Acquisition of intangible assets	-	(42,066)	(26,146)	(40,000)
Acquisition of The Wine Spies, LLC	-	-	-	(275,000)
Proceeds from sale of assets	111,150	6,945	-	-

Net cash used in investing activities	(278,956)	(300,901)	(78,146)	(655,392)

Financing activities:
Net proceeds from (repayments on) line of credit	1,034,000	(235,000)	-	1,877,225
Advances from related parties	115,622	-	-	156,172
Payments to related parties	-	(176,104)	(250,298)	-
Proceeds from related party notes	1,786,563	150,000	-	-
Payments on related party notes	(99,632)	(305,567)	(37,466)	-
Proceeds from long-term debt	-	100,000	-	3,381,590
Payments on long-term debt	(1,293,529)	(223,492)	(45,489)	(3,850,210)
Proceeds from amount due factor	-	2,579,400	-	-
Payments on amount due factor	-	(1,710,000)	-	(869,400)
Member exercise of put right	-	(150,000)	-	-
Member contributions for members' equity and warrant	700,000	2,475,399	-	-

Net cash provided by (used in) financing activities	2,243,024	2,504,636	(333,253)	695,377

Net increase (decrease) in cash and cash equivalents	223,547	(107,113)	(49,593)	(4,167)

Cash and cash equivalents at beginning of period	50,875	274,422	274,422	167,309

Cash and cash equivalents at end of period	$274,422	$167,309	$224,829	$163,142

Supplemental disclosures of cash flow information:
Interest paid	$382,182	$546,139	$65,096	$105,568
Income taxes paid	$800	$800	$800	$800

Noncash investing and financing activities:
Contributed inventory for membership interest	$1,202,107	$357,266	$321,771	$-
Contributed trademarks for membership interest	$212,000	$-	$-	$-
Contributed rent for membership interest	$42,500	$242,500	$32,500	$35,527
Contributed net operating receivables for membership interest	$-	$8,100	$-	$-
Note issued to member for exercise of put right	$-	$210,000	$-	$-
Due from member for membership interest	$773,085	$-	$-	$-
Transfer of member loans into equity interest	$2,696,151	$-	$-	$-
Fair value of warrant	$-	$196,000	$-	$-

The accompanying notes are an integral
part of these consolidated financial statements.

H.D.D. LLC

Notes to Consolidated financial statements
____________

1.	Description of Operations

H.D.D. LLC (“we”, “us”, or “our”) was organized in the state of California in 2007. We own and operate Truett-Hurst winery located in the Dry Creek Valley and lease and operate VML winery, located in the Russian River Valley. We produce and sell premium, super-premium and ultra-premium wines from grapes grown on our estate vineyard, purchased from growers, bulk wine procured under contracts or on a spot basis, and finished goods from both import and domestic producers. These consolidated financial statements are presented as of June 30, 2011 and 2012, and for each of the years in the two-year period ended June 30, 2012. As a limited liability company (LLC), our fiscal year end is December 31st for tax purposes.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). As of and for the three month period ended September 30, 2012, we have consolidated the operations of our 50% owned subsidiary (see Note 15) from the date of acquisition. All significant intercompany balances and transactions have been eliminated in consolidation and our non-controlling interest has been appropriately disclosed on all of the related statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2012, the interim consolidated statements of operations and cash flows for the three months ended September 30, 2011 and 2012, and the interim consolidated statement of changes in redeemable contributed capital and members’ equity (deficit) for the three months ended September 30, 2012 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the consolidated financial statements as of June 30, 2011 and 2012, and for each of the years in the two-year period ended June 30, 2012 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of September 30, 2012 and the results of operations and cash flows for the three months ended September 30, 2011 and 2012. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. The results of operations for the three months ended September 30, 2012 are not necessarily indicative of the results to be expected for the year ending June 30, 2013 or for any other future year or interim period.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

2.	Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and investments that are readily convertible into cash and have original maturities of three months or less. There were no cash equivalents at June 30, 2011 and 2012 or September 30, 2012.

Accounts Receivable

Accounts receivable consists primarily of trade receivables from customers. We review accounts receivable regularly and make estimates for allowance for doubtful accounts when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s historical payment history, its current credit worthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. We generally do not require collateral from our customers. We do not accrue interest on past-due amounts. No allowance for doubtful accounts was recorded as of June 30, 2011 and 2012, or September 30, 2012 as bad debts have historically been negligible.

Inventories

Inventories consist primarily of bulk and bottled wine, capitalized cultural costs, merchandise and purchased grapes valued at the lower of cost or market using the first-in, first-out specific identification method. In accordance with general wine industry practice, bulk and bottled wine inventories are included in current assets, although a portion of such inventories may be aged for a period longer than one year.

Costs related to growing grapes on our vineyard are reflected in inventories as capitalized cultural costs. Upon completion of the harvest, these costs are included in bulk wine. Costs associated with winemaking and the production of wine are reflected in inventories as bulk wine until the wine has been bottled and is available for sale.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the useful lives of the asset, principally twenty to forty years for building and improvements, five years for machinery and equipment, seven to fifteen years for vineyard development, ten to twenty years for vineyard equipment, five to ten years for furniture and fixtures, five years for leasehold improvements and five years for vehicles. Costs incurred in developing vineyards are capitalized and depreciation commences when the related vineyard becomes commercially productive.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from disposition of property and equipment are included as a component of operating income.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

2.	Summary of Significant Accounting Policies, continued

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted cash flows, an impairment loss is recognized to the extent that the carrying value of the asset exceeds its fair value. There were no events occurring for the years ended June 30, 2011 or 2012, or for the three months ended September 30, 2012, that required an assessment of impairment.

Goodwill and Intangible Assets

We review our goodwill and indefinite lived intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use April 1 as our annual impairment test measurement date. As of September 30, 2012, we have goodwill from the purchase of The Wine Spies, LLC in August 2012 (see Note 15). Similar to our indefinite lived intangibles, goodwill will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. Indefinite lived intangible assets consist primarily of trademarks. Intangible assets determined to have a finite life are amortized over their estimated useful lives, principally four years for customer lists, five years for proprietary technology and ten years for the non-compete agreement. Patents will be amortized over their estimated legal lives. Note 6 provides a summary of intangible assets segregated between amortizable and nonamortizable amounts.

There was no impairment of goodwill or indefinite lived intangible assets during the years ended June 30, 2011 and 2012, or the three month periods ended September 30, 2011 and 2012. Additionally, there were no events occurring as of or for the years ended June 30, 2011 and 2012 or for the three month periods ended September 30, 2011 and 2012 that required an assessment of impairment in addition to the annual assessment.

Other Assets

Other assets are amortized over their estimated useful lives, principally five years for label design costs, ten years for loan fees, ten years for lease costs – related party and five years for website design costs.

Revenue Recognition

We recognize wine sales when the product is shipped and title passes to the customer. Our standard terms are ‘FOB’ shipping point, with no customer acceptance provisions. The cost of price promotions and discounts are treated as reductions of sales. No products are sold on consignment. Credit sales are recorded as trade accounts receivable and no collateral is required. Net sales from items sold through our retail locations are recognized at the time of sale.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

2.         Summary of Significant Accounting Policies, continued

Sales Discounts and Depletion Allowances

We record sales discounts and depletion allowances as a reduction of sales. For the years ended June 30, 2011 and 2012 and the three months ended September 30, 2011 and 2012, sales discounts and depletion allowances totaled $803,747, $953,712, $168,186, and $258,203, respectively.

Cost of Sales

Cost of sales includes costs associated with grape growing, external grape, bulk wine and finished goods purchases, packaging materials, winemaking and production costs, vineyard and production administrative support and overhead costs, purchasing and receiving costs and certain warehousing costs. No further costs are allocated to inventory once the product is bottled and available for sale.

Sales and Marketing Expense

Sales and marketing expenses consist primarily of non-manufacturing personnel, advertising and other marketing promotions. Advertising costs are expensed as incurred. For the years ended June 30, 2011 and 2012, and the three months ended September 30, 2011 and 2012, advertising expense totaled $21,632, $50,003, $9,097, and $4,650, respectively.

General and Administrative Expenses

General and administrative expenses include the costs associated with our administrative staff and other expenses related to our non-manufacturing functions.

Shipping and Handling Fees and Costs

We report the amounts billed to our customers for shipping and handling as sales, and we report the costs we incur for shipping and handling as a sales and marketing expense. Our gross margins may not be comparable to other companies in the same industry as other companies may include shipping and handling costs as a cost of sales. Shipping costs were $40,417, $136,366, $16,968, and $32,285 for the years ended June 30, 2011 and 2012, and the three months ended September 30, 2011 and 2012, respectively.

Income Taxes

We have elected LLC status under the Internal Revenue Code. The members separately account for their pro-rata share of income, deductions, losses, and credits. Therefore, no provision is made in the accompanying consolidated financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of the individual members.

State entity taxes of $800 were recorded for each of the years ended June 30, 2011 and 2012 and for each of the three months ended September 30, 2011 and 2012.

We do not have any entity level uncertain tax positions. We file income tax returns in the U.S. federal and various state jurisdictions. We are no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2007.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

2.	Summary of Significant Accounting Policies, continued

Concentrations

Cash

We maintain cash that may, at times, exceed federally insured limits. As of June 30, 2011 and 2012, and September 30, 2012, these limits were $250,000.

Customers

The following tables set forth concentrations of sales and accounts receivable as a percent of each total:

							Accounts
							Receivable
	Net Sales for the Years		Accounts Receivable		Net Sales for the Three Months		as of
	Ended June 30,		as of June 30,		Ended September 30,		September 30,
	2011	2012	2011	2012	2011	2012	2012
					(Unaudited)		(Unaudited)

Customer A	23%	33%	28%	-	34%	23%	7%
Customer B	20%	18%	-	48%	17%	13%	5%
Customer C	14%	10%	22%	11%	6%	8%	4%
Customer D	10%	6%	10%	6%	5%	7%	7%
Customer E	-	1%	-	4%	7%	15%	31%

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. We have adopted ASU No. 2011-04 as of July 1, 2012.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU allows for the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is more likely than not that the fair value of the reporting unit is greater than its carrying value, then performing the two-step impairment test is unnecessary. We have adopted ASU No. 2011-08 as of July 1, 2012.

In December 2011, the FASB issued ASU No. 2011-12. The amendments in this Update supersede certain pending paragraphs in ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. We have adopted ASU No. 2011-12 as of July 1, 2012. There are no items of comprehensive income (loss) in our statements of operations.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

2.	Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In July, 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The adoption of this standard provides for the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived asset is impaired. If we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, a quantitative impairment test is not necessary. We have adopted ASU No. 2012-02 as of July 1, 2012.

3.	Accounts Receivable Pledged Under Factoring Agreement

In November 2011, January 2012 and April 2012, we entered into three agreements with a factor borrowing a total of $2,579,400 in order to finance three transactions with a vendor. We agreed to assign and sell receivables related to these transactions to the factor at a rate of 100% of each receivable plus 1.25% per month of the unpaid principal amount of the loan. We were fully and unconditionally liable for the principal and interest on the loan; therefore, we accounted for the transfer of receivables as a secured financing. Interest expense includes finance costs associated with factoring activities. The April 2012 agreement for the amount due of $869,400 as of June 30, 2012 was paid subsequent to year end. Interest of $74,737 was paid under these agreements for the year ended June 30, 2012.

4.	Inventories

Inventories consist of the following:

	June 30,		September 30,
	2011	2012	2012
			(Unaudited)

Bulk wine	$1,816,528	$3,180,865	$2,138,780
Bottled wine	1,585,371	3,342,650	5,465,849
Grapes purchased	-	-	323,861
Merchandise and other	165,241	244,189	132,225
Capitalized cultural costs	-	84,687	119,841

	$3,567,140	$6,852,391	$8,180,556

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

5.	Property and Equipment, net

Property and equipment consists of the following:

	June 30,		September 30,
	2011	2012	2012
			(Unaudited)

Land and land improvements	$2,742,482	$2,804,198	$2,804,198
Building and improvements	1,675,713	1,635,601	1,641,011
Machinery and equipment	320,377	474,832	774,281
Vineyard development	337,798	352,794	352,794
Vineyard equipment	329,525	329,525	329,525
Furniture and fixtures	116,125	131,054	144,711
Leasehold improvements	4,129	65,208	67,085
Vehicles	49,450	49,450	69,450

	5,575,599	5,842,662	6,183,055
Less accumulated depreciation
and amortization	(519,816)	(759,553)	(826,335)

	$5,055,783	$5,083,109	$5,356,720

Total depreciation and amortization for the years ended June 30, 2011 and 2012 and for the three months ended September 30, 2011 and 2012 were $203,565, $239,737, $48,181, and $66,782, respectively, of which $122,309, $148,715, $21,468, and $44,381 was capitalized to inventories in each of the respective periods.

6.	Goodwill and Intangible Assets, net

Goodwill resulted from the purchase of a 50% interest in The Wine Spies, LLC in August 2012 (see Note 15), and represents the excess of the purchase consideration over the fair value of the net assets acquired.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

6.	Goodwill and Intangible Assets, net, continued

Intangible assets consist of the following:

		June 30,	September 30,
	2011	2012	2012
			(Unaudited)

Finite lives:
Customer lists	$-	$-	$213,000
Proprietary technology	-	-	95,000
Non-compete agreement	-	-	38,000
Patent	-	-	18,320

	-	-	364,320
Less accumulated amortization	-	-	(20,626)

	-	-	343,694
Indefinite lives:
Trademarks	212,000	235,313	427,423

	$212,000	$235,313	$771,117

Amortization expense of intangible assets (see Note 6) and other assets (see Note 7) was $4,836 and $17,470, for the years ended June 30, 2011 and 2012, and $2,833, and $19,196 for the three months ended September 30, 2011 and 2012, respectively. Expected future amortization expense is as follows:

Years ending June 30:
2013	$31,206
2014	16,040
2015	16,040
2016	14,762
2017	5,344
Thereafter	48,727

$132,119

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

7.	Other Assets, net

Other assets consist of the following:

	June 30,		September 30,
	2011	2012	2012
			(Unaudited)

Label design costs	$2,911	$80,908	$93,840
Loan fees	28,000	28,000	17,807
Lease costs - related party	22,750	22,750	22,750
Website design costs	-	30,000	30,000
Other	4,500	10,172	11,985

	58,161	171,830	176,382
Less accumulated amortization	(12,069)	(29,539)	(14,443)

	$46,092	$142,291	$161,939

8.	Commitments and Contingencies

Line of Credit

We had a $2,000,000 line of credit with a bank. Interest was payable monthly at the bank’s stated lending rate plus 1.5%. The interest rate in effect at June 30, 2012 was 6.5%. The line of credit matured on June 30, 2012 and was collateralized by substantially all of our assets. The amount outstanding on the line of credit at June 30, 2011 and 2012 was $1,998,954 and $1,763,954, respectively. The terms of the agreement required compliance with certain financial and non-financial covenants. At June 30, 2012, we were not in compliance with the covenant to maintain a minimum net income of $160,000 for the twelve months ended December 31, 2011. The bank extended the maturity date in order to allow us to finalize a new financing facility with a different bank. In connection with that subsequent financing (see Note 15), we paid the line of credit in full.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

8.	Commitments and Contingencies, continued

Long-Term Debt

Long-term debt consists of the following:

	June 30,		September 30,
	2011	2012	2012
			(Unaudited)

Note payable to a bank; collateralized by a deed of trust on property, payable monthly in principal and interest payments of $19,765 through December 31, 2012 at a 7% fixed rate of
interest; variable interest rate thereafter at prime plus 3.25%
maturing December 2017 (see Note 15).	$2,735,074	$2,687,856	$-

Note payable to a bank; collateralized by a deed of trust on property; payable monthly in principal and interest payments of
$5,000; matures June 2012; variable interest rate of prime plus
1% with a floor of 6.5%, 6.5% at June 30, 2011 and 2012. Bank extended maturity date until financing secured with new bank
(see Note 15).	695,000	600,000	-

Auto loan; collateralized by vehicle; payable monthly in principal payments of $741; matures May 2013; interest free (0% at
June 30, 2011 and 2012 and September 30, 2012).	17,039	8,149	5,927

Note payable to a bank; collateralized by a deed of trust on property and equipment; payable monthly in principal payments of $1,944 plus interest; matures December 2013; variable interest rate of prime plus 1% with a floor of 6.5%, 6.5% at June 30,
2011 and 2012 (see Note 15).	60,505	40,576	-

Note payable to a bank; collateralized by a deed of trust on property and equipment; payable monthly in principal payments of $1,662 plus interest; matures February 2013; variable interest rate of prime plus 1% with a floor of 6.5%, 6.5% at June 30,
2011 and 2012 (see Note 15).	30,816	12,326	-

Note payable to a bank; collateralized by a deed of trust on property and equipment; payable monthly in principal of $2,430 plus interest, and one final principal payment of $2,375 plus interest in December 2011; variable interest rate of prime plus
.875% with a floor of 6.5%, 6.5% at June 30, 2011.	14,525	-	-

Note payable to a bank; collateralized by a deed of trust on property; payable in four principal and interest payments of
$2,777 and one final principal and interest payment of $89,390, matures June 2012; variable interest rate of prime plus 1% with a floor of 6.5%, 6.5% at June 30, 2012. Bank extended maturity
date until financing secured with new bank (see Note 15).	-	80,561	-

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

8.	Commitments and Contingencies, continued

Long-Term Debt, continued

	June 30,		September 30,
	2011	2012	2012
			(Unaudited)
Note payable to a bank, collateralized by a deed of trust on property payable monthly in principal payments of $11,270 plus
interest, matures May 31, 2022, variable interest of 2.25% above LIBOR. Interest rate swap adjusted to a fixed rate of 4% in October 2012 (see Note 15).	-	-	3,358,460

Note payable to an individual; unsecured; matures March 1, 2013;
with imputed interest at .43%.	-	-	49,959

	3,552,959	3,429,468	3,414,346
Less current maturities	(804,052)	(792,248)	(191,126)

	$2,748,907	$2,637,220	$3,223,220

Future payments for the long-term debt as of June 30, 2012 are as follows:

Years ending June 30:
2013	$792,248
2014	54,296
2015	58,221
2016	62,430
2017	66,943
Thereafter	2,395,330

$3,429,468

Related Party Transactions

In February 2011, a new member contributed cash and assets valued at $2,800,000 for a 27.23% Class A membership including a due from member of $773,085 (see Note 11).

On February 8, 2011, we entered into an agreement with this member to lease a tasting room and winery. The lease is for five years, commencing on March 1, 2011 and ending on February 29, 2016, and contains one option to extend for an additional period of five years. We have the right of first refusal in the event the related party desires to sell the leased property. Annual rent for the tasting room is $90,000, due monthly. Rent for the winery is $5,000 per month from March 1, 2011 to August 31, 2011, and beginning on September 1, 2011, annual rent for the winery is $171,000, due monthly. The winery rent is subject to adjustment based on the actual number of cases produced each year; however, future payments are based on a minimum number of cases, as specified in the agreement. Beginning on September 1, 2012 and annually thereafter, tasting room and winery rent is increased by 3%. Lease expense is accounted for on a straight line basis.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

8.	Commitments and Contingencies, continued

Related Party Transactions, continued

For the years ended June 30, 2011 and 2012 and for the three month periods ended September 30, 2011 and 2012, $42,500, $242,500, $46,750, and $35,527 respectively, of lease payments were applied to reduce the due from member. The entire due from member has been settled as of September 30, 2012. Lease costs to a related party of $22,750 were capitalized and are being amortized over the lease term. Lease expense for the years ended June 30, 2011 and 2012 and the three month periods ended September 30, 2011 and 2012 was $79,736, $262,836, $46,750 and $65,903, respectively.

Future minimum payments under the lease agreement are as follows:

Years ending June 30:
2013	$267,525
2014	275,551
2015	283,817
2016	194,413

$1,021,306

Notes to related parties consisted of the following:

	June 30,		September 30,
	2011	2012	2012
			(Unaudited)

Note payable to a member for the repurchase of a certain
percentage of their ownership interest in the LLC; pursuant to exercise of put right; unsecured; payable monthly in principal and interest payments of $6,245; matures in May 2015, at which time a lump sum payment for any remaining principal and
interest is due; fixed interest rate of 4.5% at June 30, 2012
(see Note 11).	$-	$204,540	$188,039

Note payable to members; unsecured; payable in one lump sum
payment of interest and principal of $351,959; matures June 2012;
variable interest rate of prime plus 1% with a floor of 6.5%, 6.5%
at June 30, 2011 and 2012. Member extended maturity date until
financing finalized with new bank (see Note 15).	350,000	350,000	-

Note payable to reimburse a member for right to market expense;
unsecured; payable monthly in principal and interest payments of
$12,556; matures November 2012; fixed interest rate of .43% at
June 30, 2011 and 2012.	200,368	50,261	12,633

	550,368	604,801	200,672
Less current maturities	(500,107)	(467,392)	(80,522)

	$50,261	$137,409	$120,150

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

8.	Commitments and Contingencies, continued

Related Party Transactions, continued

Future payments for the related party notes as of June 30, 2012 are as follows:

Years ending June 30:
2013	$467,392
2014	70,215
2015	67,194

$604,801

We had interest payments to members for amounts that were borrowed in connection with the original funding, as well as the related party notes described above of $21,341, $70,626, $0, and $8,399 for the years ended June 30, 2011 and 2012, and the three months ended September 30, 2011 and 2012, respectively. In December 2010, $2,696,151 (the remaining amounts borrowed from members for the original funding) was converted to members’ equity. As of June 30, 2011, $86,288 of interest is recorded in due to related parties and was fully paid in the year ended June 30, 2012. There was no interest due to related parties at June 30, 2012.

During the years ended June 30, 2011 and 2012, and the three months ended September 30, 2011 and 2012, we paid members $384,893, $327,766, $96,173, and $111,179, respectively, for services rendered related to management duties.

We enter into short and long-term contracts to supply a portion of our future grapes, bulk wine and finished goods inventory requirements with third parties and related party growers. Future minimum inventory commitments at June 30, 2012 are as follows:

	Third	Related
	Parties	Parties	Total

Years ending June 30:
2013	$4,399,815	$1,347,365	$5,747,180
2014	4,845,707	1,086,015	5,931,722
2015	4,571,522	1,086,015	5,657,537
2016	2,726,322	230,400	2,956,722
2017	357,072	6,000	363,072

	$16,900,438	$3,755,795	$20,656,233

Grape, bulk wine, and finished goods inventory purchases under the agreements with related parties totaled $314,336, $797,733, $34,875 and $233,366 for the years ended June 30, 2011 and 2012 and for the three months ended September 30, 2011 and 2012. Amounts due to members for grapes purchased totaling $19,689, $77,194 and $233,366 are included in due to related parties as of June 30, 2011 and 2012 and September 30, 2012.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

8.	Commitments and Contingencies, continued

Litigation

We may be subject to various litigation matters arising in the ordinary course of business from time to time. However, we are not aware of any current pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on our financial position, results of operations, or cash flows.

Guarantees

From time to time we enter into certain types of contracts that contingently require us to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the our use of the applicable premises, (ii) certain agreements with our officers, directors, and employees, under which we may be required to indemnify such persons for liabilities arising out of their employment relationship, (iii) contracts under which we may be required to indemnify customers against third-party claims that our product infringes a patent, copyright, or other intellectual property right, and (iv) procurement or license agreements, under which we may be required to indemnify licensors or vendors for certain claims that may be brought against them arising from our acts or omissions with respect to the supplied products or technology.

Generally, a maximum obligation under these contracts is not explicitly stated. Because the obligated amounts associated with these types of agreements are not explicitly stated, the overall maximum amount of the obligation cannot be reasonably estimated. Historically, we have not been required to make payments under these obligations, and no liabilities have been recorded for these obligations on our balance sheets.

9.	Warrant Obligation

In May 2012, in connection with a member contribution, we issued a common stock warrant for 20% of the members’ equity interest ($500,000). The warrant will become exercisable at a calculated exercise price based on the number of shares of common stock outstanding on a fully diluted basis once we establish a “C” corporation and complete the IPO (see Note 15). We have determined that the warrant qualifies for liability accounting. Upon issuance of this warrant we recorded a fair value of $196,000 utilizing a Black-Scholes option pricing model with the following inputs; volatility 65%, risk free interest rate 4%, exercise price $0.20, fair value $0.1998, dividend yield of 0, and a term of 3 years. As of June 30, 2012 and September 30, 2012, the adjusted fair value of the warrant obligation of $206,000 and $213,000, respectively, is recorded in current liabilities. The adjustment to fair value of $10,000 and $7,000 for the year ended June 30, 2012 and the three months ended September 30, 2012, respectively, is a component of other expense for each of these periods. The warrant expires in May 2015 and if we do not establish a “C” corporation and complete the IPO prior to the expiration date, the holder will have an additional 90 days to exercise for additional Class A membership.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

10.	First Right of Refusal, Co-Sale and Buy-Sell

In connection with a First Right of Refusal, Co-Sale and Buy-Sell agreement executed in June 2008 (Buy-Sell) we established certain triggering events whereby we and certain members would have the option to purchase the affected members interest upon the occurrence of certain defined events. In addition, the Buy-Sell granted to certain members a put right, whereby commencing on the 5th anniversary of the agreement (June 2013), any affected member would be able to redeem their membership interest by putting it back to us for a purchase price of fair market value.

We have determined that all of the contributed capital that was received from affected members while the Buy-Sell was in effect should be considered temporary equity and is classified as redeemable contributed capital on the consolidated balance sheets as of June 30, 2011, 2012 and September 30, 2012. The Buy-Sell was terminated in December 2012 (see Note 15).

The put right is considered a liability. Management has determined that the put right has negligible inherent value and therefore has recorded no liability in the consolidated balance sheet as of June 30, 2011. The put right was amended in May 2012 to grant a member the right to immediately exercise his put right (representing 3% of the total Company as of this date) and to eliminate the put right for all other members prior to it becoming exercisable. Concurrent with this amendment, the member immediately exercised his put right (representing 3% of the total Company as of this date) and received $150,000 of cash and a note for $210,000 (see Note 8).

11.	Members’ Equity (Deficit)

We are governed by our Second Amended and Restated Operating Agreement dated January 1, 2010. Class A members have contributed to the capital and are generally not required to make additional capital contributions. Class B members are allocated profits interests. Each member’s capital account is increased by the respective member’s share of profits and decreased by the respective member’s share of losses. In addition, the liability of the members is limited to the members’ total contributions.

In February 2011, a new member agreed to contribute $2,800,000 for a 27.23% Class A membership interest to be funded as follows: cash totaling $700,000; inventories valued at $1,114,915; trademarks valued at $212,000 and due from member of $773,085. During the year ended June 30, 2011, the due from member amount was reduced by the exchange of inventory of $87,192 and exchange for rent owed of $42,500. During the year ended June 30, 2012, the due from member amount was reduced by the exchange of inventory of $357,266, exchange for rent owed of $242,500 and exchange for accounts receivable of $8,100. As of June 30, 2011 and 2012, $643,393 and $35,527, respectively, of this member contribution remained due. Due from member amount is a reduction of members’ equity, and was settled at September 30, 2012 by exchange of rent owed of $35,527.

As of June 30, 2011, certain members transferred a percentage of their ownership interests to new and existing members. No member was transferred more than a 5% membership interest. The transactions diluted existing members’ interests disproportionately.

In May 2012, a new member contributed $2,500,000 for a 13.51% Class A membership interest that was funded entirely with cash. In connection with this contribution the new member received a common stock warrant (see Note 9).

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

12.	Fair Value of Financial Instruments

Accounting standards for fair value measurements establish a framework for measuring fair value. This applies to all financial instruments that are measured and reported on a fair value basis. As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair values of all reported assets and liabilities that represent financial instruments, we use the carrying market value of such amounts. The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, amount due factor, and long-term debt approximate fair values.

As of June 30, 2012 and September 30, 2012, our only financial instrument that was measured using the valuation model of the three tiered hierarchy was a warrant that we issued in connection with a member contribution in May 2012 (see Note 9). The warrant obligation has been categorized as Level 3 and we have utilized a Black-Scholes valuation model to determine fair value.

The following table provides a summary of changes in fair value of our warrant obligation using significant unobservable inputs (Level 3) for the year ended June 30, 2012:

Fair Value

Balance as of July 1, 2011	$-
Fair value of warrant obligation at acquisition date	196,000
Adjustment to fair value	10,000

Balance as of June 30, 2012	$206,000

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

12.	Fair Value of Financial Instruments, continued

The following table provides a summary of changes in fair value of our warrant obligation using significant unobservable inputs (Level 3) for the three months ended September 30, 2012 (unaudited):

Fair Value

Balance as of June 30, 2012	$206,000
Adjustment to fair value	7,000

Balance as of September 30, 2012	$213,000

Effect of Stock Price and Volatility Assumptions on the Calculation of Fair Value of Warrant Obligation

As discussed above, we use the Black-Scholes option pricing model as our method of valuation for our warrants obligation that is subject to liability accounting (see Note 9). The determination of the fair value as of the reporting date is affected by H.D.D.’s stock price (assuming a conversion to a “C” Corporation – see Note 15) as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the security and risk-free interest rate. In addition, the Black-Scholes option pricing model requires the input of an expected life for the securities for which we have estimated based upon the stage of our development. The fair value of the warrant obligation is revalued each balance sheet date utilizing Black-Scholes valuation model computations with the decrease or increase in fair value being reported in the consolidated statement of operations as other income or expense. The primary factors affecting the fair value of the warrant obligation are our stock price and volatility. In addition, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

The following illustrates the effect that reasonably likely changes in our stock price would have on the estimated fair value of the warrant obligation that was outstanding as of September 30, 2012.

		Weighted average variables used in
	-10% change in	valuation as of	+10% change in
Common Stock Warrant	stock price	September 30, 2012	stock price
Effect of a 10% change in stock price
Condition changed
Stock price	$0.203	$0.226	$0.249
Assumptions and conditions held constant
Exercise price	$0.20	$0.20	$0.20
Exercise life in years	2.59	2.59	2.59
Expected dividend yield	0%	0%	0%
Risk free rate	0.27%	0.27%	0.27%
Expected stock volatility	60.00%	60.00%	60.00%
Estimated fair value of warrant obligation	$176,000	$213,000	$251,000

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

12.	Fair Value of Financial Instruments, continued

Effect of Stock Price and Volatility Assumptions on the Calculation of Fair Value of Warrant Obligation, continued

Our reported net income is $398,478 for the three months ended September 30, 2012. If our September 30, 2012 closing stock price had been 10% lower, our net income would have been approximately $37,000 higher. If our September 30, 2012 closing stock price had been 10% higher, our net income would have been approximately $38,000 lower.

The following illustrates the effect of changing the volatility assumptions on the estimated fair value of the warrant obligation that was outstanding as of September 30, 2012:

		Weighted average variables used in
	-10% change in	valuation as of	+10% change in
Common Stock Warrant	volatility	September 30, 2012	volatility
Effect of a 10% change in volatility
Condition changed	50%	60%	70%
Expected stock volatility
Assumptions and conditions held constant
Stock Price	$0.23	$0.23	$0.23
Exercise price	$0.20	$0.20	$0.20
Exercise life in years	2.59	2.59	2.59
Expected dividend yield	0%	0%	0%
Risk free rate	0.27%	0.27%	0.27%
Estimated fair value of warrant obligation	$185,000	$213,000	$240,000

Our reported net income is $398,478 for the three months ended September 30, 2012. If our September 30, 2012 volatility assumption had been 10% lower, our net income would have been approximately $28,000 higher. If our September 30, 2012 volatility assumption had been 10% higher, our net income would have been approximately $27,000 lower.

13.	Taxes

We do not have any deferred income tax assets or liabilities as of any of the periods presented in the consolidated financial statements. We are subject to an $800 California franchise tax each year. Federal and California taxes on income are determined by the individual circumstances of each member based on the individual income tax returns of the members. Consequently, our net income (loss) is presented without a provision for taxes.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

14.	Segment and Other Information

We operate in one segment for the manufacture and sale of wine. In accordance with ASC Topic 280, Segment Reporting, our chief operating decision-maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating our resources and assessing our performance. Since we operate in one segment, all financial segment and product line information can be found in the consolidated financial statements.

The following table outlines our sales, cost of sales and gross profit for the years ended June 30, 2011 and 2012, by distribution channel:

	Year ended June 30,
	2011

	Wholesale	Direct
	Sales	Sales	Total

Net sales	$4,050,246	$1,351,799	$5,402,045
Cost of sales	3,355,829	545,113	3,900,942

Gross profit	$694,417	$806,686	$1,501,103

	Year ended June 30,
	2012

	Wholesale	Direct
	Sales	Sales	Total

Net sales	$10,613,505	$2,079,890	$12,693,395
Cost of sales	8,810,129	807,936	9,618,065

Gross profit	$1,803,376	$1,271,954	$3,075,330

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

14.	Segment and Other Information, continued

The following table outlines our sales, cost of sales and gross profit for the three months ended September 30, 2011 and 2012, by distribution channel:

	Three Months Ended September 30,
	2011
		Unaudited

	Wholesale	Direct
	Sales	Sales	Total

Net sales	$2,684,400	$463,422	$3,147,822
Cost of sales	2,302,515	158,917	2,461,432

Gross profit	$381,885	$304,505	$686,390

	Three Months Ended September 30,
	2012
	Unaudited

	Wholesale	Direct	The Wine
	Sales	Sales	Spies, LLC	Total

Net sales	$4,236,971	$738,105	$179,761	$5,154,837
Cost of sales	3,142,899	273,217	130,091	3,546,207

Gross profit	$1,094,072	$464,888	$49,670	$1,608,630

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

15.	Subsequent Events

We have evaluated all events occurring from June 30, 2012 through January 9, 2013, the date which these consolidated financial statements were available to be issued.

New Bank Credit Facility

On July 16, 2012, we executed credit facilities with a new bank totaling $12,981,684 to provide funds for working capital needs, to refinance existing debt, and to purchase new equipment. The credit facilities are collateralized by substantially all of our assets, require compliance with certain financial covenants and are guaranteed by certain equity members. The facilities include a line of credit for $9,000,000 that was funded in July 2012, that carries an interest rate of 1.75% above LIBOR and is due on or before May 31, 2014; $143,684 to fund previously purchased capital equipment that was funded in August 2012 at a fixed interest rate of 3.75%; an incremental $357,000 capital equipment line to purchase new equipment that has not yet been funded, that carries an interest rate of 2.25% above LIBOR and is due on or before May 31, 2013; a $100,000 foreign exchange facility that has not yet been funded, that carries a 10% credit percentage and allows us to enter into any spot or forward transaction to purchase from or sell to the bank a foreign currency and is due on or before May 31, 2014; and a real estate loan for $3,381,000 that was funded in August 2012, that carries an interest rate of 2.25% above LIBOR. These funds were used to settle $5,535,273 of amounts due in the June 30, 2012 consolidated financial statements as described above.

In October 2012, we executed an interest rate swap with a bank at a 4% fixed interest rate in connection with the real estate term loan maturing May 31, 2022. The outstanding balance at the date of the transaction totaled $3,347,190. This derivative is not designated as a hedging instrument and will be recorded at fair value on our consolidated balance sheet. Changes in the fair value of this instrument will be recognized in our consolidated statement of operations in other income (expense).

Acquisition

In August 2012, we entered into a membership purchase interest agreement with an individual to purchase a 50% interest in The Wine Spies, LLC, to further develop our presence in on-line wine sales. The acquisition has been accounted for as a business combination and we have recorded the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The fair values assigned to the identifiable intangible assets acquired were based on estimates and assumptions determined by management and totaled $515,000. We recorded the excess of consideration transferred over the aggregate fair values as goodwill in the amount of $134,327. We hold three of the four management control positions and therefore have consolidated the business as of the acquisition date. Noncontrolling interest is appropriately shown in the consolidated financial statements. The purchase consideration was $325,000; consisting of $275,000 cash and a $50,000 note that is payable on March 1, 2013 and carries no interest. The consolidated financial statements as of September 30, 2012 include the operating results of The Wine Spies, LLC from the date of acquisition. Pro forma results of operations for The Wine Spies, LLC acquisition have not been presented because the effect of the acquisition was not material to our financial results.

Continued

H.D.D. LLC

Notes to Consolidated financial statements
____________

15.	Subsequent Events, continued

Initial Public Offering (IPO)

On December 28, 2012, we initiated the formation of a C Corporation, Truett-Hurst, Inc. (“Truett-Hurst” or “the Corporation”) in anticipation of an Initial Public Offering (IPO) for the newly formed Corporation. Truett-Hurst is a shell corporation that has not yet been funded. Three of our Members who own approximately 55% of H.D.D. LLC comprise the Board of Directors for the newly formed Corporation; therefore, we have determined that common control exists and that the Corporation will be combined with our results of operations from the day of creation. Upon completion of the IPO, it is anticipated that the Corporation will own 33.3% of H.D.D. LLC. The Corporation has two classes of common stock; Class A shares will be owned by the public and Class B shares owned by our Members. Upon completion of the IPO, we anticipate that Truett-Hurst will have control over H.D.D. LLC and Class B shares will have voting control over Truett-Hurst. As such, it is expected that the Corporation will include H.D.D. LLC in their consolidated financial statements after the IPO. Our Members, at their discretion, will have the right to convert their applicable percentage interest of member unit holding’s into fully paid and non-assessable Class A common shares in the Corporation. Upon conversion, Class B common shares will be tendered to the Corporation at no cost in the same percentage interest as the unit holder’s interest. Our Members have no preemptive or redemption rights.

On December 28, 2012, the Corporation granted a stock option to our Chief Financial Officer representing an equivalent 1% interest in H.D.D. LLC. The award vests over three years, has an exercise price of $0 and a fair value of $103,000. This equity compensation will be expensed in our combined or consolidated financial results of operations over the applicable service period.

Amended Operating Agreement

On December 31, 2012, we terminated the Buy-Sell agreement provision in our operating agreement. Items presented as redeemable contributed capital will be reflected in members’ equity as of December 31, 2012.

[ • ] Shares

Truett-Hurst, Inc.

Class A Common Stock

Dealer Prospectus Delivery Obligation

Until       , 2013 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II – Information Not Required in Prospectus

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, incurred or to be incurred by us in connection with the sale of securities. All of the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the Nasdaq listing fees and the FINRA registration fee.

SEC registration fee	$	[ • ]
FINRA filing fee		[ • ]
NASDAQ listing fees		[ • ]
Printer fees and expenses		[ • ]
Legal fees and expenses		[ • ]
Accounting fees and expenses		[ • ]
Transfer agent and registrar fees		[ • ]
Miscellaneous fees and expenses		[ • ]

Total	$	[ • ]

Item 14.  Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers from certain expenses in connection with legal proceedings and permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by this section.

The Registrant’s certificate of incorporation provide for, the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s bylaws provide for, the indemnification of officers, directors and certain third parties acting on the Registrant’s behalf to the fullest extent permissible under Delaware law.

The Registrant entered into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.  Recent Sales of Unregistered Securities.

Initial capital contributions in the LLC were made by: The Hurst Family Revocable Trust Dated August 1, 2004 (the “Hurst Trust”) of approximately $1.6 million; The Dolan 2003 Family Trust Dated June 5, 2003 (the “Dolan 2003 Trust”) of approximately $800,000; The Dolan 2005 Family Trust Dated August 24, 2005 (the “Dolan 2005 Trust”) of approximately $800,000; and Mark De Meulenaere of approximately $170,000.  Upon the granting of the Class B Profits Interest (see below), the membership interests of Hurst Trust, Dolan 2003 Trust, Dolan 2005 Trust, and Mr. De Meulenaere were classified as Class A Membership Interests.

In 2010, Virginia Lambrix was granted a 5% profits interest (the “Profits Interest”) as a Class B Member of the LLC.

II.1

In 2011, Hambrecht Wine Group, L.P., a California limited partnership (“Hambrecht Wine Group”) purchased a 27.23% Class A Membership Interest in the LLC for an aggregate purchase price of $2,800,000.  Pursuant to the Membership Interest Purchase Agreement dated as of February 8, 2011 by and between the LLC and Hambrecht Wine Group, Hambrecht Wine Group's payment of such purchase price included transfer to the LLC of certain bulk wine and case goods and assignment to the LLC of the Healdsburg Ranches and Bradford Mountain trademarks.  Hambrecht Wine Group subsequently sold a 1.95% Class A Membership Purchase Interest to Forrester R. Hambrecht in May, 2011.

On February 8, 2011, J. Barrie Graham was assigned Class A Membership Interests in the following amounts: 0.75% by the Dolan 2003 Trust; 0.75% by the Dolan 2005 Trust; 2% by Hambrecht Wine Group; 1.5% by the Hurst Trust.  Anna Schweizer was also assigned a 1% Class A Membership Interest by Hambrecht Wine Group.

In 2012, Mr. De Meulenaere exercised his Put Right as defined in that certain Right of First Refusal, Co-Sale and Buy-Sell Agreement dated as of June 4, 2008, as amended on January 26, 2010 and last amended on May 3, 2012, for a 3% Class A Membership Interest in the LLC (the “Put Interest”).  The repurchase price for the Put Interest was $360,000.  The LLC delivered $150,000 in cash, and $210,000 in a secured promissory note payable to Mr. De Meulenaere, bearing interest at 4.5% per annum, with the entire principal balance an unpaid accrued interest due and payable on May 3, 2015.  The note is secured by a membership interest pledge agreement.

Also in 2012, the Carroll-Obremskey Family Revocable Trust dated April 5, 1996 (the “Carroll-Obremskey Trust”) purchased a 13.51% Class A Membership Interest in the LLC for a purchase price of $2,500,000.  Pursuant to the Membership Interest Purchase Agreement dated as of May 3, 2012 by and between the Carroll-Obremskey Trust and the LLC, we issued a warrant to purchase shares of common stock to the Carroll-Obremskey Trust upon the conversion of the LLC from a partnership to a corporation.  Subsequently, we decided not to convert the LLC to a corporation.  We and the Carroll-Obremskey Trust expect to agree to amend the warrant to provide the Carroll-Obremskey Trust with the right to purchase LLC Units and one Class B share of Truett-Hurst, Inc. common stock.  The warrant will be exercisable at any time prior to May 3, 2015.  Following this offering, the Carroll-Obremskey Trust is granted certain investor rights pursuant to a letter agreement dated May 3, 2012.

The foregoing transactions were all completed as private placements in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of Truett-Hurst, Inc.*
3.2	Bylaws of Truett-Hurst, Inc.*
3.3	Articles of Organization of H.D.D. LLC
3.4	Third Amended and Restated Operating Agreement of H.D.D. LLC*
4.1	Form of Class A common stock certificate*
5.1	Opinion of Morrison & Foerster LLP*
10.1	Wine Supply Agreement by and between H.D.D. LLC and Robert Hall Winery, dated March 10, 2012
10.3	Member Interest Purchase Agreement by and between Brandon Stauber and H.D.D. LLC, dated August 1, 2012
10.4	Loan and Security Agreement by and between H.D.D. LLC and Bank of the West, dated July 16, 2012
10.5	Security Agreement (Trademark) by and between H.D.D. LLC and Bank of the West, dated July 16, 2012
10.6
Deed of Trust, Security Agreement, Assignment of Leases, Rents, and Profits, and Fixture Filing by and between H.D.D. LLC and First Santa Clara Corporation for the use and benefit of Bank of the West, dated July 16, 2012

II.2

10.7	Line of Credit Note, in the principal amount of $9,000,000, dated July 16, 2012
10.8	Term Note, in the principal amount of $3,381,000, dated July 16, 2012
10.9	Equipment Purchase Line of Credit Note, in the principal amount of $300,000, dated July 16, 2012
10.10	Modification Agreement, by and between H.D.D. LLC and Bank of the West, dated October 3, 2012
10.11	Foreign Exchange Note, in the principal amount of $100,000, dated July 16, 2012
10.12	Master Equipment Financing Agreement by and between H.D.D. LLC and Bank of the West, dated October 2, 2012
10.13	Agreement by and between H.D.D. LLC and West Coast Paper Company, dated August 24, 2012
10.14	Lease by and between H.D.D. LLC and Hambrecht Wine Group L.P., dated February 8, 2011
10.15	2012 Stock Incentive Plan
10.16	Form of Exchange Agreement*
10.17	Form of Tax Receivable Agreement*
10.18	Form of Registration Rights Agreement*
14	Code of Ethics*
21	Subsidiaries of the Registrant*
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm*
23.2	Consent of Morrison & Foerster LLP**

__________________________
*To be filed by amendment
**Contained in Exhibit 5.1

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II.3

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II.4

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Healdsburg, State of California, on the 9th day of January, 2013.

TRUETT-HURST, INC.

/s/ Phillip L. Hurst
Phillip L. Hurst Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of TRUETT-HURST, INC. whose signature appears below hereby appoints Phillip L. Hurst and James D. Bielenberg, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Phillip L. Hurst	Chief Executive Officer and Chairman	January 9, 2013
Phillip L. Hurst	(Principal Executive Officer)

/s/ James D. Bielenberg	Chief Financial Officer	January 9, 2013
James D. Bielenberg	(Principal Financial Officer and
Principal Accounting Officer)
/s/ Paul E. Dolan, III	Director	January 9, 2013
Paul E. Dolan, III

/s/ Barrie Graham	Director	January 9, 2013
Barrie Graham

/s/ William R. Hambrecht	Director	January 9, 2013
William R. Hambrecht

/s/ Daniel A. Carroll	Director	January 9, 2013
Daniel A. Carroll

/s/ Heath E. Dolan	Director	January 9, 2013
Heath E. Dolan